EXHIBIT 99.2

CONSOLIDATED STATEMENT OF INCOME

TOTAL

For the year ended December 31, (M€)(a)		2012	2011	2010
Sales	(Notes 4 & 5)	200,061	184,693	159,269
Excise taxes		(17,762)	(18,143)	(18,793)
Revenues from sales		182,299	166,550	140,476
Purchases net of inventory variation	(Note 6)	(126,798)	(113,892)	(93,171)
Other operating expenses	(Note 6)	(22,668)	(19,843)	(19,135)
Exploration costs	(Note 6)	(1,446)	(1,019)	(864)
Depreciation, depletion and amortization of tangible assets and mineral interests		(9,525)	(7,506)	(8,421)
Other income	(Note 7)	1,462	1,946	1,396
Other expense	(Note 7)	(915)	(1,247)	(900)
Financial interest on debt		(671)	(713)	(465)
Financial income from marketable securities & cash equivalents		100	273	131
Cost of net debt	(Note 29)	(571)	(440)	(334)
Other financial income	(Note 8)	558	609	442
Other financial expense	(Note 8)	(499)	(429)	(407)
Equity in income (loss) of affiliates	(Note 12)	2,010	1,925	1,953
Income taxes	(Note 9)	(13,066)	(14,073)	(10,228)
Consolidated net income		10,841	12,581	10,807
Group share		10,694	12,276	10,571
Non-controlling interests		147	305	236
Earnings per share (€)		4.74	5.46	4.73
Fully-diluted earnings per share (€)		4.72	5.44	4.71

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

For the year ended December 31, (M€)	2012	2011	2010
Consolidated net income	10,841	12,581	10,807
Other comprehensive income
Currency translation adjustment	(701)	1,498	2,231
Available for sale financial assets	(338)	337	(100)
Cash flow hedge	65	(84)	(80)
Share of other comprehensive income of associates, net amount	160	(15)	302
Other	(13)	(2)	(7)
Tax effect	63	(55)	28
Total other comprehensive income (net amount) (Note 17)	(764)	1,679	2,374
Comprehensive income	10,077	14,260	13,181
— Group share	9,969	13,911	12,936
— Non-controlling interests	108	349	245

CONSOLIDATED BALANCE SHEET

TOTAL

As of December 31, (M€)		2012	2011	2010
ASSETS
Non-current assets
Intangible assets, net	(Notes 5 & 10)	12,858	12,413	8,917
Property, plant and equipment, net	(Notes 5 & 11)	69,332	64,457	54,964
Equity affiliates: investments and loans	(Note 12)	13,759	12,995	11,516
Other investments	(Note 13)	1,190	3,674	4,590
Hedging instruments of non-current financial debt	(Note 20)	1,626	1,976	1,870
Deferred income taxes	(Note 9)	1,832	1,767	1,378
Other non-current assets	(Note 14)	3,715	3,104	2,277
Total non-current assets		104,312	100,386	85,512
Current assets
Inventories, net	(Note 15)	17,397	18,122	15,600
Accounts receivable, net	(Note 16)	19,206	20,049	18,159
Other current assets	(Note 16)	10,086	10,767	7,483
Current financial assets	(Note 20)	1,562	700	1,205
Cash and cash equivalents	(Note 27)	15,469	14,025	14,489
Assets classified as held for sale	(Note 34)	3,797	—	1,270
Total current assets		67,517	63,663	58,206
Total assets		171,829	164,049	143,718
LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity
Common shares		5,915	5,909	5,874
Paid-in surplus and retained earnings		71,827	66,506	60,538
Currency translation adjustment		(1,488)	(988)	(2,495)
Treasury shares		(3,342)	(3,390)	(3,503)
Total shareholders’ equity — Group share	(Note 17)	72,912	68,037	60,414
Non-controlling interests		1,281	1,352	857
Total shareholders’ equity		74,193	69,389	61,271
Non-current liabilities
Deferred income taxes	(Note 9)	12,785	12,260	9,947
Employee benefits	(Note 18)	1,973	2,232	2,171
Provisions and other non-current liabilities	(Note 19)	11,585	10,909	9,098
Non-current financial debt	(Note 20)	22,274	22,557	20,783
Total non-current liabilities		48,617	47,958	41,999
Current liabilities
Accounts payable		21,648	22,086	18,450
Other creditors and accrued liabilities	(Note 21)	14,698	14,774	11,989
Current borrowings	(Note 20)	11,016	9,675	9,653
Other current financial liabilities	(Note 20)	176	167	159
Liabilities directly associated with the assets classified as held for sale	(Note 34)	1,481	—	197
Total current liabilities		49,019	46,702	40,448
Total liabilities and shareholders’ equity		171,829	164,049	143,718

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(Note 27)

For the year ended December 31, (M€)	2012	2011	2010
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	10,841	12,581	10,807
Depreciation, depletion and amortization	10,481	8,628	9,117
Non-current liabilities, valuation allowances, and deferred taxes	1,385	1,665	527
Impact of coverage of pension benefit plans	(362)	—	(60)
(Gains) losses on disposals of assets	(1,321)	(1,590)	(1,046)
Undistributed affiliates’ equity earnings	211	(107)	(470)
(Increase) decrease in working capital	1,084	(1,739)	(496)
Other changes, net	143	98	114
Cash flow from operating activities	22,462	19,536	18,493
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(19,905)	(17,950)	(13,812)
Acquisitions of subsidiaries, net of cash acquired	(191)	(854)	(862)
Investments in equity affiliates and other securities	(898)	(4,525)	(654)
Increase in non-current loans	(1,949)	(1,212)	(945)
Total expenditures	(22,943)	(24,541)	(16,273)
Proceeds from disposals of intangible assets and property, plant and equipment	1,418	1,439	1,534
Proceeds from disposals of subsidiaries, net of cash sold	352	575	310
Proceeds from disposals of non-current investments	2,816	5,691	1,608
Repayment of non-current loans	1,285	873	864
Total divestments	5,871	8,578	4,316
Cash flow used in investing activities	(17,072)	(15,963)	(11,957)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
— Parent company shareholders	32	481	41
— Treasury shares	(68)	—	49
Dividends paid:
— Parent company shareholders	(5,184)	(5,140)	(5,098)
— Non-controlling interests	(104)	(172)	(152)
Other transactions with non-controlling interests	1	(573)	(429)
Net issuance (repayment) of non-current debt	5,279	4,069	3,789
Increase (decrease) in current borrowings	(2,754)	(3,870)	(731)
Increase (decrease) in current financial assets and liabilities	(947)	896	(817)
Cash flow used in financing activities	(3,745)	(4,309)	(3,348)
Net increase (decrease) in cash and cash equivalents	1,645	(736)	3,188
Effect of exchange rates	(201)	272	(361)
Cash and cash equivalents at the beginning of the period	14,025	14,489	11,662
Cash and cash equivalents at the end of the period	15,469	14,025	14,489

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity-Group share	Non-controlling interests	Total shareholders’ equity
(M€)	Number	Amount			Number	Amount
As of January 1, 2010	2,348,422,884	5,871	55,372	(5,069)	(115,407,190)	(3,622)	52,552	987	53,539
Net income 2010	—	—	10,571	—	—	—	10,571	236	10,807
Other comprehensive income (Note 17)	—	—	(216)	2,581	—	—	2,365	9	2,374
Comprehensive income	—	—	10,355	2,581	—	—	12,936	245	13,181
Dividend	—	—	(5,098)	—	—	—	(5,098)	(152)	(5,250)
Issuance of common shares (Note 17)	1,218,047	3	38	—	—	—	41	—	41
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares(a)	—	—	(70)	—	2,919,511	119	49	—	49
Share-based payments (Note 25)	—	—	140	—	—	—	140	—	140
Share cancellation (Note 17)	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(199)	(7)	—	—	(206)	(223)	(429)
Other items	—	—	—	—	—	—	—	—	—
As of December 31, 2010	2,349,640,931	5,874	60,538	(2,495)	(112,487,679)	(3,503)	60,414	857	61,271
Net income 2011	—	—	12,276	—	—	—	12,276	305	12,581
Other comprehensive income (Note 17)	—	—	231	1,404	—	—	1,635	44	1,679
Comprehensive income	—	—	12,507	1,404	—	—	13,911	349	14,260
Dividend	—	—	(6,457)	—	—	—	(6,457)	(172)	(6,629)
Issuance of common shares (Note 17)	14,126,382	35	446	—	—	—	481	—	481
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares(a)	—	—	(113)	—	2,933,506	113	—	—	—
Share-based payments (Note 25)	—	—	161	—	—	—	161	—	161
Share cancellation (Note 17)	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(553)	103	—	—	(450)	(123)	(573)
Other items	—	—	(23)	—	—	—	(23)	441	418
As of December 31, 2011	2,363,767,313	5,909	66,506	(988)	(109,554,173)	(3,390)	68,037	1,352	69,389
Net income 2012	—	—	10,694	—	—	—	10,694	147	10,841
Other comprehensive income (Note 17)	—	—	(219)	(506)	—	—	(725)	(39)	(764)
Comprehensive income	—	—	10,475	(506)	—	—	9,969	108	10,077
Dividend	—	—	(5,237)	—	—	—	(5,237)	(104)	(5,341)
Issuance of common shares (Note 17)	2,165,833	6	26	—	—	—	32	—	32
Purchase of treasury shares	—	—	—	—	(1,800,000)	(68)	(68)	—	(68)
Sale of treasury shares(a)	—	—	(116)	—	2,962,534	116	—	—	—
Share-based payments (Note 25)	—	—	146	—	—	—	146	—	146
Share cancellation (Note 17)	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	11	6	—	—	17	(16)	1
Other items	—	—	16	—	—	—	16	(59)	(43)
As of December 31, 2012	2,365,933,146	5,915	71,827	(1,488)	(108,391,639)	(3,342)	72,912	1,281	74,193

(a)	Treasury shares related to the stock option purchase plans and restricted stock grants.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On February 12, 2013, the Board of Directors established and authorized the publication of the Consolidated Financial Statements of TOTAL S.A. for the year ended December 31, 2012, which will be submitted for approval to the shareholders’ meeting to be held on May 17, 2013.

INTRODUCTION

The Consolidated Financial Statements of TOTAL S.A. and its subsidiaries (the Group) are presented in Euros and have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board) as of December 31, 2012.

The accounting principles applied in the Consolidated Financial Statements as of December 31, 2012 were the same as those that were used as of December 31, 2011 except for amendments and interpretations of IFRS which were mandatory for the periods beginning after January 1, 2012 (and not early adopted). Their adoption has no material impact on the Consolidated Financial Statements as of December 31, 2012.

The preparation of financial statements in accordance with IFRS requires the management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. The management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirements benefits and the income tax computation.

Furthermore, where the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that will lead to relevant and reliable information, so that the financial statements:

•	give a true and fair view of the Group’s financial position, financial performance and cash flows;

•	reflect the substance of transactions;

•	are neutral;

•	are prepared on a prudent basis; and

•	are complete in all material aspects.

1) ACCOUNTING POLICIES

Pursuant to the accrual basis of accounting followed by the Group, the financial statements reflect the effects of transactions and other events when they occur. Assets and liabilities such as property, plant and equipment and intangible assets are usually measured at cost. Assets and liabilities are measured at fair value when required by the standards.

Accounting policies used by the Group are described below:

A)	PRINCIPLES OF CONSOLIDATION

Entities that are directly controlled by the parent company or indirectly controlled by other consolidated entities are fully consolidated.

Investments in jointly-controlled entities are consolidated under the equity method. The Group accounts for jointly-controlled operations and jointly-controlled assets by recognizing its share of assets, liabilities, income and expenses.

Investments in associates, in which the Group has significant influence, are accounted for by the equity method. Significant influence is presumed when the Group holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting rights. Companies in which ownership interest is less than 20%, but over which the Company is deemed to exercise significant influence, are also accounted for by the equity method.

All intercompany balances, transactions and income are eliminated.

B)	BUSINESS COMBINATIONS

Business combinations are accounted for using the acquisition method. This method requires the recognition of the acquired identifiable assets, assumed liabilities and any non-controlling interest in the companies acquired by the Group at their fair value.

The value of the purchase price is finalized within one year from the acquisition date.

The acquirer shall recognize goodwill at the acquisition date, being the excess of:

•

The consideration transferred, the amount of non-controlling interests and, in business combinations achieved in stages, the fair value at the acquisition date of the investment previously held in the acquired company;

•	Over the fair value at the acquisition date of acquired identifiable assets and assumed liabilities.

If the consideration transferred is lower than the fair value of acquired identifiable assets and assumed liabilities, an additional analysis is performed on the identification and valuation of the identifiable elements of the assets and liabilities. After having completed such additional analysis any residual badwill is recorded as income.

In transactions with non-controlling interests, the difference between the price paid (received) and the book value of non-controlling interests acquired (sold) is recognized directly in equity.

Non-monetary contributions by venturers to a jointly-controlled entity in exchange for an equity interest in the jointly-controlled entity are accounted for by applying guidance provided in SIC 13 “Jointly Controlled Entities — Non-Monetary Contributions by Venturers”. A gain or loss on disposal of the previously held investment is recorded up to the share of the co-venturer in the jointly controlled entity.

C)	FOREIGN CURRENCY TRANSLATION

The financial statements of subsidiaries are prepared in the currency that most clearly reflects their business environment. This is referred to as their functional currency.

(i)	Monetary transactions

Transactions denominated in foreign currencies other than the functional currency of the entity are translated at the exchange rate on the transaction date. At each balance sheet date, monetary assets and liabilities are translated at the closing rate and the resulting exchange differences are recognized in the statement of income.

(ii)	Translation of financial statements denominated in foreign currencies

Assets and liabilities of foreign entities are translated into euros on the basis of the exchange rates at the end of the period. The income and cash flow statements are translated using the average exchange rates for the period. Foreign exchange differences resulting from such translations are either recorded in shareholders’ equity under “Currency translation adjustments” (for the Group share) or under “Non-controlling interests” (for the share of non-controlling interests) as deemed appropriate.

D)	SALES AND REVENUES FROM SALES

Sales figures include excise taxes collected by the Group within the course of its oil distribution operations. Excise taxes are deducted from sales in order to obtain the “Revenues from sales” indicator.

(i)	Sale of goods

Revenues from sales are recognized when the significant risks and rewards of ownership have been passed to the buyer and when the amount is recoverable and can be reasonably measured.

Revenues from sales of crude oil, natural gas and coal are recorded upon transfer of title, according to the terms of the sales contracts.

Revenues from the production of crude oil and natural gas properties, in which the Group has an interest with other producers, are recognized based on actual volumes sold during the period. Any difference between volumes sold and entitlement volumes, based on the Group net working interest, is recognized as “Crude oil and natural gas inventories” or “Other current assets” or “Other creditors and accrued liabilities”, as appropriate.

Quantities delivered that represent production royalties and taxes, when paid in cash, are included in oil and gas sales, except for the United States and Canada.

Certain transactions within the trading activities (contracts involving quantities that are purchased from third parties then resold to third parties) are shown at their net value in sales.

Exchanges of crude oil and petroleum products within normal trading activities do not generate any income and therefore these flows are shown at their net value in both the statement of income and the balance sheet.

(ii)	Sale of services

Revenues from services are recognized when the services have been rendered.

Revenues from gas transport are recognized when services are rendered. These revenues are based on the quantities transported and measured according to procedures defined in each service contract.

Shipping revenues and expenses from time-charter activities are recognized on a pro rata basis over a period that commences upon the unloading of the previous voyage and terminates upon the unloading of the current voyage. Shipping revenue recognition starts only when a charter has been agreed to by both the Group and the customer.

(iii)	Solar Farm Development Projects

SunPower develops and sells solar farm projects. This activity generally contains a property component (land ownership or an interest in land rights). The revenue associated with the development of these projects is recognized when the entities-projects and land rights are irrevocably sold.

Revenues under contracts for construction of solar systems are recognized based on the progress of construction works, measured according to the percentage of costs incurred relative to total forecast costs.

E)	SHARE-BASED PAYMENTS

The Group may grant employees stock options, create employee share purchase plans and offer its employees the opportunity to subscribe to reserved capital increases. These employee benefits are recognized as expenses with a corresponding credit to shareholders’ equity.

The expense is equal to the fair value of the instruments granted. The expense is recognized on a straight-line basis between the grant date and vesting date.

The fair value of the options is calculated using the Black-Scholes model at the grant date.

For restricted share plans, the fair value is calculated using the market price at the grant date after deducting the expected distribution rate during the vesting period.

The number of allocated equity instruments can be revised during the vesting period in cases of non compliance with performance conditions, with the exception of those related to the market, or according to the rate of turnover of the beneficiaries.

The cost of employee-reserved capital increases is immediately expensed. A discount reduces the expense in order to account for the non-transferability of the shares awarded to the employees over a period of five years.

F)	INCOME TAXES

Income taxes disclosed in the statement of income include the current tax expenses and the deferred tax expenses.

The Group uses the method whereby deferred income taxes are recorded based on the temporary differences between the carrying amounts of assets and liabilities recorded in the balance sheet and their tax bases, and on carry-forwards of unused tax losses and tax credits.

Deferred tax assets and liabilities are measured using the tax rates that have been enacted or substantially enacted at the balance sheet date. The tax rates used depend on the timing of reversals of temporary differences, tax losses and other tax credits. The effect of a change in tax rate is recognized either in the Consolidated Statement of Income or in shareholders’ equity depending on the item it relates to.

Deferred tax assets are recognized when future recovery is probable.

Asset retirement obligations and finance leases give rise to the recognition of assets and liabilities for accounting purposes as described in paragraph K “Leases” and paragraph Q “Asset retirement obligations” of this Note. Deferred income taxes resulting from temporary differences between the carrying amounts and tax bases of such assets and liabilities are recognized.

Deferred tax liabilities resulting from temporary differences between the carrying amounts of equity-method investments and their tax bases are recognized. The deferred tax calculation is based on the expected future tax effect (dividend distribution rate or tax rate on the gain or loss upon disposal of these investments).

G)	EARNINGS PER SHARE

Earnings per share is calculated by dividing net income (Group share) by the weighted-average number of common shares outstanding during the period, excluding TOTAL shares held by TOTAL S.A. (Treasury shares) and TOTAL shares held by the Group subsidiaries which are deducted from consolidated shareholders’ equity.

Diluted earnings per share is calculated by dividing net income (Group share) by the fully-diluted weighted-average number of common shares outstanding during the period. Treasury shares held by the parent company, TOTAL S.A., and TOTAL shares held by the Group subsidiaries are deducted from consolidated shareholders’ equity. These shares are not considered outstanding for purposes of this calculation which also takes into account the dilutive effect of stock options, share grants and capital increases with a subscription period closing after the end of the fiscal year.

The weighted-average number of fully-diluted shares is calculated in accordance with the treasury stock method provided for by IAS 33. The proceeds, which would be recovered in the event of an exercise of rights related to dilutive instruments, are presumed to be a share buyback at the average market price over the period. The number of shares thereby obtained leads to a reduction in the total number of shares that would result from the exercise of rights.

H) OIL AND GAS EXPLORATION AND PRODUCING PROPERTIES AND MINING ACTIVITY

The Group applies IFRS 6 “Exploration for and Evaluation of Mineral Resources”. Oil and gas exploration and production properties and assets are accounted for in accordance with the successful efforts method.

(i)	Exploration costs

Geological and geophysical costs, including seismic surveys for exploration purposes are expensed as incurred.

Mineral interests are capitalized as intangible assets when acquired. These acquired interests are tested for impairment on a regular basis, property-by-property, based on the results of the exploratory activity and the management’s evaluation.

In the event of a discovery, the unproved mineral interests are transferred to proved mineral interests at their net book value as soon as proved reserves are booked.

Exploratory wells are tested for impairment on a well-by-well basis and accounted for as follows:

•	Costs of exploratory wells which result in proved reserves are capitalized and then depreciated using the unit-of-production method based on proved developed reserves;

•	Costs of dry exploratory wells and wells that have not found proved reserves are charged to expense;

•	Costs of exploratory wells are temporarily capitalized until a determination is made as to whether the well has found proved reserves if both of the following conditions are met:

–	The well has found a sufficient quantity of reserves to justify its completion as a producing well, if appropriate, assuming that the required capital expenditures are made;

–	The Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. This progress is evaluated on the basis of indicators such as whether additional exploratory works are under way or firmly planned (wells, seismic or significant studies), whether costs are being incurred for development studies and whether the Group is waiting for governmental or other third-party authorization of a proposed project, or availability of capacity on an existing transport or processing facility.

Costs of exploratory wells not meeting these conditions are charged to expense.

(ii)	Oil and Gas producing assets

Development costs incurred for the drilling of development wells and for the construction of production facilities are capitalized, together with borrowing costs incurred during the period of construction and the present value of estimated future costs of asset retirement obligations. The depletion rate is usually equal to the ratio of oil and gas production for the period to proved developed reserves (unit-of-production method).

With respect to production sharing contracts, this computation is based on the portion of production and reserves assigned to the Group taking into account estimates based on the contractual clauses regarding the reimbursement of exploration, development and production costs (cost oil) as well as the sharing of hydrocarbon rights (profit oil).

Transportation assets are depreciated using the unit-of-production method based on throughput or by using the straight-line method whichever best reflects the duration of use of the economic life of the asset.

Proved mineral interests are depreciated using the unit-of-production method based on proved reserves.

(iii)	Mining activity

Before an assessment can be made on the existence of resources, exploration costs, including studies and core drilling campaigns as a whole, are expensed.

When the assessment concludes that resources exist, the costs engaged subsequently to this assessment are capitalized temporarily while waiting for the field final development decision, if a positive decision is highly probable. Otherwise, these costs are expensed.

Once the development decision is taken, the predevelopment costs capitalized temporarily are integrated with the cost of development and depreciated from the start of production at the same pace than development assets.

Mining development costs include the initial stripping costs and all costs incurred to access resources, and particularly the costs of:

•	Surface infrastructures;

•	Machinery and mobile equipment which are significantly costly;

•	Utilities and off-sites.

These costs are capitalized and depreciated either on a straight line basis or depleted using the UOP method from the start of production.

I)	GOODWILL AND OTHER INTANGIBLE ASSETS EXCLUDING MINERAL INTERESTS

Other intangible assets include goodwill, patents, trademarks, and lease rights.

Intangible assets are carried at cost, after deducting any accumulated depreciation and accumulated impairment losses.

Guidance for calculating goodwill is presented in Note 1 paragraph B to the Consolidated Financial Statements. Goodwill is not amortized but is tested for impairment annually or as soon as there is any indication of impairment (see Note 1 paragraph L to the Consolidated Financial Statements).

In equity affiliates, goodwill is included in the investment book value.

Other intangible assets (except goodwill) have a finite useful life and are amortized on a straight-line basis over 3 to 20 years depending on the useful life of the assets.

Research and development

Research costs are charged to expense as incurred.

Development expenses are capitalized when the following can be demonstrated:

•	the technical feasibility of the project and the availability of the adequate resources for the completion of the intangible asset;

•	the ability of the asset to generate probable future economic benefits;

•	the ability to measure reliably the expenditures attributable to the asset; and

•	the feasibility and intention of the Group to complete the intangible asset and use or sell it.

Advertising costs are charged to expense as incurred.

J)	OTHER PROPERTY, PLANT AND EQUIPMENT

Other property, plant and equipment are carried at cost, after deducting any accumulated depreciation and accumulated impairment losses. This cost includes borrowing costs directly attributable to the acquisition or production of a qualifying asset incurred until assets are placed in service. Borrowing costs are capitalized as follows:

•	if the project benefits from a specific funding, the capitalization of borrowing costs is based on the borrowing rate;

•	if the project is financed by all the Group’s debt, the capitalization of borrowing costs is based on the weighted average borrowing cost for the period.

Routine maintenance and repairs are charged to expense as incurred. The costs of major turnarounds of refineries and large petrochemical units are capitalized as incurred and depreciated over the period of time between two consecutive major turnarounds.

Other property, plant and equipment are depreciated using the straight-line method over their useful lives, which are as follows:

• Furniture, office equipment, machinery and tools	3-12 years
• Transportation equipments	5-20 years
• Storage tanks and related equipment	10-15 years
• Specialized complex installations and pipelines	10-30 years
• Buildings	10-50 years

K)	LEASES

A finance lease transfers substantially all the risks and rewards incidental to ownership from the lessor to the lessee. These contracts are capitalized as assets at fair value or, if lower, at the present value of the minimum lease payments according to the contract. A corresponding financial debt is recognized as a financial liability. These assets are depreciated over the corresponding useful life used by the Group.

Leases that are not finance leases as defined above are recorded as operating leases.

Certain arrangements do not take the legal form of a lease but convey the right to use an asset or a group of assets in return for fixed payments. Such arrangements are accounted for as leases and are analyzed to determine whether they should be classified as operating leases or as finance leases.

L)	IMPAIRMENT OF LONG-LIVED ASSETS

The recoverable amounts of intangible assets and property, plant and equipment are tested for impairment as soon as any indication of impairment exists. This test is performed at least annually for goodwill.

The recoverable amount is the higher of the fair value (less costs to sell) or its value in use.

Assets are grouped into cash-generating units (or CGUs) and tested. A cash-generating unit is a homogeneous group of assets that generates cash inflows that are largely independent of the cash inflows from other groups of assets.

The value in use of a CGU is determined by reference to the discounted expected future cash flows, based upon the management’s expectation of future economic and operating conditions. When this value is less than the carrying amount of the CGU, an impairment loss is recorded. It is allocated first to goodwill in counterpart of “Other expenses”. These impairment losses are then allocated to “Depreciation, depletion and amortization of tangible assets and mineral interests” for property, plant and mineral interests and to “Other expenses” for other intangible assets.

Impairment losses recognized in prior periods can be reversed up to the original carrying amount, had the impairment loss not been recognized. Impairment losses recognized for goodwill cannot be reversed.

M)	FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities are financial loans and receivables, investments in non-consolidated companies, publicly traded equity securities, derivatives instruments and current and non-current financial liabilities.

The accounting treatment of these financial assets and liabilities is as follows:

(i)	Loans and receivables

Financial loans and receivables are recognized at amortized cost. They are tested for impairment, by comparing the carrying amount of the assets to estimates of the discounted future recoverable cash flows. These tests are conducted as soon as there is any evidence that their fair value is less than their carrying amount, and at least annually. Any impairment loss is recorded in the statement of income.

(ii)	Other investments

These assets are classified as financial assets available for sale and therefore measured at their fair value. For listed securities, this fair value is equal to the market price. For unlisted securities, if the fair value is not reliably determinable, securities are recorded at their historical value. Changes in fair value are recorded in shareholders’ equity. If there is any evidence of a significant or long-lasting impairment loss, a loss is recorded in the Statement of Income. This impairment is reversed in the statement of income only when the securities are sold.

(iii)	Derivative instruments

The Group uses derivative instruments to manage its exposure to risks of changes in interest rates, foreign exchange rates and commodity prices. Changes in fair value of derivative instruments are recognized in the statement of income or in shareholders’ equity and are recognized in the balance sheet in the accounts corresponding to their nature, according to the risk management strategy described in Note 31 to the Consolidated Financial Statements. The derivative instruments used by the Group are the following:

•	Cash management

Financial instruments used for cash management purposes are part of a hedging strategy of currency and interest rate risks within global limits set by the Group and are considered to be used for transactions (held for trading). Changes in fair value are systematically recorded in the statement of income. The balance sheet value of those instruments is included in “Current financial assets” or “Other current financial liabilities”.

•	Long-term financing

When an external long-term financing is set up, specifically to finance subsidiaries, and when this financing involves currency and interest rate derivatives, these instruments are qualified as:

i.	Fair value hedge of the interest rate risk on the external debt and of the currency risk of the loans to subsidiaries. Changes in fair value of derivatives are recognized in the statement of income as are changes in fair value of underlying financial debts and loans to subsidiaries.

The fair value of those hedging instruments of long-term financing is included in the assets under “Hedging instruments on non-current financial debt” or in the liabilities under “Non-current financial debt “for the non-current portion. The current portion (less than one year) is accounted for in “Current financial assets” or “Other current financial liabilities”.

In case of the anticipated termination of derivative instruments accounted for as fair value hedges, the amount paid or received is recognized in the statement of income and:

–	If this termination is due to an early cancellation of the hedged items, the adjustment previously recorded as revaluation of those hedged items is also recognized in the statement of income;

–	If the hedged items remain in the balance sheet, the adjustment previously recorded as a revaluation of those hedged items is spread over the remaining life of those items.

ii.	Cash flow hedge of the currency risk of the external debt. Changes in fair value are recorded in Other comprehensive Income for the effective portion of the hedging and in the statement of income for the ineffective portion of the hedging. Amounts recorded in equity are transferred to the income statement when the hedged transaction affects profit or loss.

The fair value of those hedging instruments of long-term financing is included in the assets under “Hedging instruments on non-current financial debt” or in the liabilities under “Non-current financial debt” for the non-current portion. The current portion (less than one year) is accounted for in “Current financial assets” or “Other current financial liabilities”.

If the hedging instrument expires, is sold or terminated by anticipation, gains or losses previously recognized in equity remain in equity. Amounts are recycled in the income statement only when the hedged transaction affects profit or loss.

•	Foreign subsidiaries’ equity hedge

Certain financial instruments hedge against risks related to the equity of foreign subsidiaries whose functional currency is not the euro (mainly the dollar). These instruments qualify as “net investment hedges” and changes in fair value are recorded in Other comprehensive income for the effective portion of the hedging and in the statement of income for the ineffective portion of the hedging. Gains or losses on hedging instruments previously recorded in equity, are reclassified to the statement of income in the same period as the total or partial disposal of the foreign activity.

The fair value of these instruments is recorded under “Current financial assets” or “Other current financial liabilities”.

•	Financial instruments related to commodity contracts

Financial instruments related to commodity contracts, including crude oil, petroleum products, gas, power and coal purchase/sales contracts within the trading activities, together with the commodity contract derivative instruments such as energy contracts and forward freight agreements, are used to adjust the Group’s exposure to price fluctuations within global trading limits. According to the industry practice, these instruments are considered as held for trading. Changes in fair value are recorded in the statement of income. The fair value of these instruments is recorded in “Other current assets” or “Other creditors and accrued liabilities” depending on whether they are assets or liabilities.

Detailed information about derivatives positions is disclosed in Notes 20, 28, 29, 30 and 31 to the Consolidated Financial Statements.

(iv)	Current and non-current financial liabilities

Current and non-current financial liabilities (excluding derivatives) are recognized at amortized cost, except those for which hedge accounting can be applied as described in the previous paragraph.

(v)	Fair value of financial instruments

Fair values are estimated for the majority of the Group’s financial instruments, with the exception of publicly traded equity securities and marketable securities for which the market price is used.

Estimations of fair value, which are based on principles such as discounting future cash flows to present value, must be weighted by the fact that the value of a financial instrument at a given time may be influenced by the market environment (liquidity especially), and also the fact that subsequent changes in interest rates and exchange rates are not taken into account.

As a consequence, the use of different estimates, methodologies and assumptions could have a material effect on the estimated fair value amounts.

The methods used are as follows:

•	Financial debts, swaps

The market value of swaps and of bonds that are hedged by those swaps has been determined on an individual basis by discounting future cash flows with the zero coupon interest rate curves existing at year-end.

•	Financial instruments related to commodity contracts

The valuation methodology is to mark to market all open positions for both physical and paper transactions. The valuations are determined on a daily basis using observable market data based on organized and over the counter (OTC) markets. In particular cases when market data are not directly available, the valuations are derived from observable data such as arbitrages, freight or spreads and market corroboration. For valuation of risks which are the result of a calculation, such as options for example, commonly known models are used to compute the fair value.

•	Other financial instruments

The fair value of the interest rate swaps and of FRA (Forward Rate Agreement) are calculated by discounting future cash flows on the basis of zero coupon interest rate curves existing at year-end after adjustment for interest accrued but unpaid.

Forward exchange contracts and currency swaps are valued on the basis of a comparison of the negotiated forward rates with the rates in effect on the financial markets at year-end for similar maturities.

Exchange options are valued based on the Garman-Kohlhagen model including market quotations at year-end.

•	Fair value hierarchy

IFRS 7 “Financial instruments: disclosures”, amended in 2009, introduces a fair value hierarchy for financial instruments and proposes the following three-level classification:

–	level 1: quotations for assets and liabilities (identical to the ones that are being valued) obtained at the valuation date on an active market to which the entity has access;

–	level 2: the entry data are observable data but do not correspond to quotations for identical assets or liabilities;

–

level 3: the entry data are not observable data. For example: these data come from extrapolation. This level applies when there is no market or observable data and the company has to use its own hypotheses to estimate the data that other market players would have used to determine the fair value of the asset.

Fair value hierarchy is disclosed in Notes 29 and 30 to the Consolidated Financial Statements.

N)	INVENTORIES

Inventories are measured in the Consolidated Financial Statements at the lower of historical cost or market value. Costs for petroleum and petrochemical products are determined according to the FIFO (First-In, First-Out) method and other inventories are measured using the weighted-average cost method. In addition stocks held for trading are measured at fair value less costs of sale.

Refining & Chemicals

Petroleum product inventories are mainly comprised of crude oil and refined products. Refined products principally consist of gasoline, kerosene, diesel, fuel oil and heating oil produced by the Group’s refineries. The turnover of petroleum products does not exceed more than two months on average.

Crude oil costs include raw material and receiving costs. Refining costs principally include crude oil costs, production costs (energy, labor, depreciation of producing assets) and an allocation of production overheads (taxes, maintenance, insurance, etc.).

Costs of chemical product inventories consist of raw material costs, direct labor costs and an allocation of production overheads. Start-up costs, general administrative costs and financing costs are excluded from the cost price of refined and chemicals products.

Marketing & Services

The costs of refined products include mainly crude oil costs, production costs (energy, labor, depreciation of producing assets) and an allocation of production overheads (taxes, maintenance, insurance, etc.).

Start-up costs, general administrative costs and financing costs are excluded from the cost price of refined products.

Product inventories purchased from entities external to the Group are valued at their purchase cost plus primary costs of transport.

O)	TREASURY SHARES

Treasury shares of the parent company held by its subsidiaries or itself are deducted from consolidated shareholders’ equity. Gains or losses on sales of treasury shares are excluded from the determination of net income and are recognized in shareholders’ equity.

P)	PROVISIONS AND OTHER NON-CURRENT LIABILITIES

Provisions and non-current liabilities are comprised of liabilities for which the amount and the timing are uncertain. They arise from environmental risks, legal and tax risks, litigation and other risks.

A provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event for which it is probable that an outflow of resources will be required and when a reliable estimate can be made regarding the amount of the obligation. The amount of the liability corresponds to the best possible estimate.

Q)	ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations, which result from a legal or constructive obligation, are recognized based on a reasonable estimate in the period in which the obligation arises.

The associated asset retirement costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the useful life of this asset.

An entity is required to measure changes in the liability for an asset retirement obligation due to the passage of time (accretion) by applying a risk-free discount rate to the amount of the liability. The increase of the provision due to the passage of time is recognized as “Other financial expense”.

R)	EMPLOYEE BENEFITS

In accordance with the laws and practices of each country, the Group participates in employee benefit plans offering retirement, death and disability, healthcare and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries, and contributions made to the governmental bodies responsible for the payment of benefits.

These plans can be either defined contribution or defined benefit pension plans and may be entirely or partially funded with investments made in various non-Group instruments such as mutual funds, insurance contracts, and other instruments.

For defined contribution plans, expenses correspond to the contributions paid.

Defined benefit obligations are determined according to the Projected Unit Method. Actuarial gains and losses may arise from differences between actuarial valuation and projected commitments (depending on new calculations or assumptions) and between projected and actual return of plan assets.

The Group applies the corridor method to amortize its actuarial gains and losses. This method amortizes the net cumulative actuarial gains and losses that exceed 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets at the opening balance sheet date, over the average expected remaining working lives of the employees participating in the plan.

In case of a change in or creation of a plan, the vested portion of the cost of past services is recorded immediately in the statement of income, and the unvested past service cost is amortized over the vesting period.

The net periodic pension cost is recognized under “Other operating expenses”.

S)	CONSOLIDATED STATEMENT OF CASH FLOWS

The Consolidated Statement of Cash Flows prepared in foreign currencies has been translated into euros using the exchange rate on the transaction date or the average exchange rate for the period. Currency translation differences arising from the translation of monetary assets and liabilities denominated in foreign currency into euros using the closing exchange rates are shown in the Consolidated Statement of Cash Flows under “Effect of exchange rates”. Therefore, the Consolidated Statement of Cash Flows will not agree with the figures derived from the Consolidated Balance Sheet.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand and highly liquid short-term investments that are easily convertible into known amounts of cash and are subject to insignificant risks of changes in value.

Investments with maturity greater than three months and less than twelve months are shown under “Current financial assets”.

Changes in current financial assets and liabilities are included in the financing activities section of the Consolidated Statement of Cash Flows.

Non-current financial debt

Changes in non-current financial debt are presented as the net variation to reflect significant changes mainly related to revolving credit agreements.

T)	CARBON DIOXIDE EMISSION RIGHTS

In the absence of a current IFRS standard or interpretation on accounting for emission rights of carbon dioxide, the following principles are applied:

•	Emission rights are managed as a cost of production and as such are recognized in inventories:

–	Emission rights allocated for free are booked in inventories with a nil carrying amount,

–	Purchased emission rights are booked at acquisition cost,

–	Sales or annual restorations of emission rights consist of decreases in inventories recognized based on a weighted average cost,

–	If the carrying amount of inventories at closing date is higher than the market value, an impairment loss is recorded.

•

At each closing, a provision is recorded in order to materialize the obligation of emission rights restoration related to the emissions of the period. This provision is calculated based on estimated emissions of the period, valued at weighted average cost of the inventories at the end of the period. It is reversed when the emission rights are restored.

•

If emission rights to be delivered at the end of the compliance period are higher than emission rights (allocated and purchased) booked in inventories, the shortage is accounted for as a liability at market value.

•	Forward transactions are recognized at their fair market value in the balance sheet. Changes in the fair value of such forward transactions are recognized in the statement of income.

U)	ENERGY SAVINGS CERTIFICATES

In the absence of current IFRS standards or interpretations on accounting for energy savings certificates, the following principles are applied:

•	If the obligations linked to the sales of energy are greater than the number of ESC held then a liability is recorded. These liabilities are valued based on the price of last transactions.

•	In the event that the number of ESC’s held exceeds the obligation at the balance sheet date this is accounted for as inventory

•	ESC inventories are valued at weighted average cost (acquisition cost for those ESC acquired or cost incurred for those ESC generated internally)

If the carrying value of the inventory of certificates at the balance sheet date is higher than the market value, an impairment loss is recorded in income

V)	NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Pursuant to IFRS 5 “Non-current assets held for sale and discontinued operations”, assets and liabilities of affiliates that are held for sale are presented separately on the face of the balance sheet. Depreciation of assets ceases from the date of classification in “Non-current assets held for sale”.

Net income from discontinued operations is presented separately on the face of the statement of income. Therefore, the notes to the Consolidated Financial Statements related to the statement of income only refer to continuing operations.

A discontinued operation is a component of the Group for which cash flows are independent. It represents a major line of business or geographical area of operations which has been disposed of or is currently being held for sale.

W)	ALTERNATIVE IFRS METHODS

For measuring and recognizing assets and liabilities, the following choices among alternative methods allowable under IFRS have been made:

•	property, plant and equipment, and intangible assets are measured using historical cost model instead of revaluation model;

•	actuarial gains and losses on pension and other post-employment benefit obligations are recognized according to the corridor method (see Note 1 paragraph R to the Consolidated Financial Statements);

•	jointly-controlled entities are consolidated under the equity method, as provided for in the alternative method of IAS 31 “Interests in joint ventures”.

X)	NEW ACCOUNTING PRINCIPLES NOT YET IN EFFECT

The standards or interpretations published respectively by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) which were not yet in effect at December 31, 2012, are as follows:

•	Standards not yet adopted by the European Union at December 31, 2012

In November 2009, the IASB issued standard IFRS 9 “Financial Instruments” that introduces new requirements for the classification and measurement of financial assets, and included in October 2010 requirements regarding classification and measurement of financial liabilities. This standard shall be completed with texts on impairment and hedge accounting. Under standard IFRS 9, financial assets and liabilities are generally measured either at fair value through profit or loss or at amortized cost if certain conditions are met. The standard should be applicable for annual periods starting on or after January 1, 2015. The application of the standard as published in 2010 should not have any material effect on the Group’s consolidated balance sheet, statement of income and shareholder’s equity.

•	Standards adopted by the European Union at December 31, 2012

In May 2011, the IASB issued a package of standards on consolidation: standard IFRS 10 “Consolidated financial statements”, standard IFRS 11 “Joint arrangements”, standard IFRS 12 “Disclosure of interests in other entities”, revised standard IAS 27 “Separate financial statements” and revised standard IAS 28 “Investments in associates and joint ventures”. These standards are applicable for annual periods beginning on or after January 1, 2013. The application of these standards will not have a significant effect on the balance sheet, income statement and the consolidated equity of the Group.

•

In June 2011, the IASB issued revised standard IAS 19 “Employee benefits”, which leads in particular to the full recognition of the net position in respect of employee benefits obligations (liabilities net of assets) in the balance sheet, to the elimination of the corridor approach currently used by the Group, the elimination of the depreciation of past services costs, and to the obligation to evaluate the expected return on plan assets on a normative basis (via the discount rate used to value the debt). This standard is applicable retrospectively from January 1, 2013. The application of this standard will have an impact on January 1, 2013 of an increase in employee benefit provisions of €2.8 billion and a decrease in equity of €2.8 billion before tax (€1.7 billion after tax). The impact on the profit for 2011 and 2012 is not significant.

•

In addition, the IASB published in May 2011 standard IFRS 13 “Fair value measurement”, applicable for annual periods beginning on or after January 1, 2013, and in June 2011 revised standard IAS 1 “Presentation of financial statements”, applicable for annual periods beginning on or after July 1, 2012. The application of these standards will not have a material effect on the Group’s consolidated balance sheet, statement of income and shareholder’s equity.

2) MAIN INDICATORS — INFORMATION BY BUSINESS SEGMENT

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items

The detail of these adjustment items is presented in Note 4 to the Consolidated Financial Statements.

Adjustment items include:

(i)	Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii)	The inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii)	Effect of changes in fair value

The effect of changes in fair value presented as adjustment items reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

(iv)	Until June 30, 2010, TOTAL’s equity share of adjustment items reconciling “Business net income” to Net income attributable to equity holders of Sanofi (see Note 3, paragraph on the sales of Sanofi shares and loss of significant influence over Sanofi)

Main indicators

(i)	Operating income (measure used to evaluate operating performance)

Revenue from sales after deducting cost of goods sold and inventory variations, other operating expenses, exploration expenses and depreciation, depletion, and amortization.

Operating income excludes the amortization of intangible assets other than mineral interests, currency translation adjustments and gains or losses on the disposal of assets.

(ii)	Net operating income (measure used to evaluate the return on capital employed)

Operating income after taking into account the amortization of intangible assets other than mineral interests, currency translation adjustments, gains or losses on the disposal of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, equity in income of affiliates, capitalized interest expenses), and after income taxes applicable to the above.

The only income and expense not included in net operating income but included in net income are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt) and non-controlling interests.

(iii)	Adjusted income

Operating income, net operating income, or net income excluding the effect of adjustment items described above.

(iv)	Fully-diluted adjusted earnings per share

Adjusted net income divided by the fully-diluted weighted-average number of common shares.

(v)	Capital employed

Non-current assets and working capital, at replacement cost, net of deferred income taxes and non-current liabilities.

(vi)	ROACE (Return on Average Capital Employed)

Ratio of adjusted net operating income to average capital employed between the beginning and the end of the period.

(vii)	ROE (Return on Equity)

Ratio of adjusted consolidated net income to average adjusted shareholders’ equity (after distribution) between the beginning and the end of the period.

(viii)	Net debt

Non-current debt, including current portion, current borrowings, other current financial liabilities less cash and cash equivalents and other current financial assets.

3)	CHANGES IN THE GROUP STRUCTURE, MAIN ACQUISITIONS AND DIVESTMENTS

During 2012, 2011 and 2010, main changes in the Group structure and main acquisitions and divestments were as follows:

2012

•	Upstream

–

TOTAL finalized in February 2012 the acquisition in Uganda of a one-third interest in Blocks 1, 2 and 3A held by Tullow Oil plc for €1,157 million ($1,487 million), entirely consisting of mineral interests. TOTAL has become an equal partner with Tullow and CNOOC in the blocks, each with a one-third interest and each being an operator of one of the blocks. TOTAL is the operator of Block 1.

–	TOTAL finalized during 2012 the acquisition of an additional 1.25% interest in Novatek for an amount of €368 million ($480 million), increasing TOTAL’s overall interest in Novatek to 15.34%.

–	TOTAL finalized in October 2012 the sale of its interest in the Cusiana field as well as a participation in OAM and ODC pipelines in Colombia to Sinochem, for an amount of €318 million ($409 million), net of cash sold.

•	Holding

–

During 2012, TOTAL gradually sold its remaining interest in Sanofi, generating a net capital gain of €341 million after tax. As at December 31, 2012, the Group retains no further interest in the capital of Sanofi.

Information relating to sales in progress is presented in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” in Note 34.

2011

•	Upstream

–	TOTAL finalized in March 2011 the acquisition from Santos of an additional 7.5% interest in Australia’s GLNG project. This increases TOTAL’s overall stake in the project to 27.5%.

The acquisition cost amounted to €202 million ($281 million) and mainly corresponded to the value of mineral interests that have been recognized as intangible assets in the consolidated balance sheet for €227 million.

–

In March 2011, Total E&P Canada Ltd., a TOTAL subsidiary, and Suncor Energy Inc. (Suncor) have finalized a strategic oil sands alliance encompassing the Suncor-operated Fort Hills mining project, the TOTAL-operated Joslyn mining project and the Suncor-operated Voyageur upgrader project. All three assets are located in the Athabasca region of the province of Alberta, in Canada.

TOTAL acquired 19.2% of Suncor’s interest in the Fort Hills project, increasing TOTAL’s overall interest in the project to 39.2%. Suncor, as operator, held 40.8%. TOTAL also acquired a 49% stake in the Suncor-operated Voyageur upgrader project. For those two acquisitions, the Group paid €1,937 million (CAD 2,666 million) mainly representing the value of intangible assets for €474 million and the value of tangible assets for €1,550 million.

Furthermore, TOTAL sold to Suncor 36.75% interest in the Joslyn project for €612 million (CAD 842 million). The Group, as operator, retained a 38.25% interest in the project.

•	TOTAL finalized in April 2011 the sale of its 75.8% interest in its upstream Cameroonian affiliate Total E&P Cameroun to Perenco, for an amount of €172 million ($247 million), net of cash sold.

•	TOTAL and the Russian company Novatek signed in March 2011 two Memorandums of Cooperation to develop the cooperation between TOTAL on one side, and Novatek and its main shareholders on the other side.

This cooperation was developed around the two following axes:

–

In April 2011, TOTAL took a 12.09% shareholding in Novatek for an amount of €2,901 million ($4,108 million). In December 2011, TOTAL finalized the acquisition of an additional 2% interest in Novatek for an amount of €596 million ($796 million), which increased TOTAL’s overall interest in Novatek to 14.09%. TOTAL considered that it had a significant influence especially through its representation on the Board of Directors of Novatek and its participation in the major Yamal LNG project. Therefore, the interest in Novatek was accounted for by the equity method since the second quarter of 2011.

–	In October 2011, TOTAL finalized the acquisition of a 20% interest in the Yamal LNG project and has become Novatek’s partner in this project.

•	TOTAL finalized in July 2011 the sale of 10% of its interest in the Colombian pipeline OCENSA. The Group still held a 5.2% interest in this asset.

•

TOTAL finalized in September 2011 the acquisition of Esso Italiana’s interests respectively in the Gorgoglione concession (25% interest), which contains the Tempa Rossa field, and in two exploration licenses located in the same area (51.7% for each one). The acquisition increased TOTAL’s interest in the operated Tempa Rossa field to 75%.

•

TOTAL finalized in December 2011 the sale to Silex Gas Norway AS, a wholly owned subsidiary of Allianz, of its entire stake in Gassled (6.4%) and related entities for an amount of €477 million (NOK 3.7 billion).

•	Total E&P USA Inc. signed in December 2011 an agreement to enter into a Joint Venture with Chesapeake Exploration L.L.C., a subsidiary of Chesapeake Energy Corporation, and its partner

EnerVest Ltd. Under the terms of this agreement, TOTAL acquired a 25% share in Chesapeake’s and EnerVest’s liquids-rich area of the Utica shale play. TOTAL paid to Chesapeake and EnerVest €500 million ($696 million) in cash for the acquisition of these assets. TOTAL will also be committed to pay additional amounts up to $1.63 billion over a maximum period of 7 years in the form of a 60% carry of Chesapeake and EnerVest’s future capital expenditures on drilling and completion of wells within the Joint Venture. Furthermore, TOTAL will also acquire a 25% share in any new acreage which will be acquired by Chesapeake in the liquids-rich area of the Utica shale play.

•	Refining & Chemicals

–	TOTAL finalized in July 2011 the sale of its photocure and coatings resins businesses to Arkema for an amount of €520 million, net of cash sold.

–

TOTAL and International Petroleum Investment Company (a company wholly-owned by the Government of Abu Dhabi) entered into an agreement on February 15, 2011 for the sale, to International Petroleum Investment Company (IPIC), of the 48.83% equity interest held by TOTAL in the share capital of CEPSA, to be completed within the framework of a public tender offer being launched by IPIC for all the CEPSA shares not yet held by IPIC, at a unit purchase price of €28 per CEPSA share. TOTAL sold to IPIC all of its equity interest in CEPSA and received, as of July 29, 2011, an amount of €3,659 million.

•	Marketing & Services

–

TOTAL finalized in October 2011 the sale of most of its Marketing assets in the United Kingdom, the Channel Islands and the Isle of Man, to Rontec Investments LLP, a consortium led by Snax 24, one of the leading independent forecourt operators in the United Kingdom, for an amount of €424 million (£368 million).

–

After the all-cash tender of $23.25 per share launched on April 28, 2011 and completed on June 21, 2011, TOTAL has acquired a 60% stake in SunPower Corp., a U.S. company listed on Nasdaq with headquarters in San Jose (California). Shares of SunPower Corp. continue to be traded on the Nasdaq.

The acquisition cost, whose cash payment occurred on June 21, 2011, amounted to €974 million ($1,394 million).

The goodwill amounted to $533 million and was fully depreciated on December 31, 2011.

2010

•	Upstream

–

Total E&P Canada Ltd., a TOTAL subsidiary, signed in July 2010 an agreement with UTS Energy Corporation (UTS) to acquire UTS Corporation with its main asset, a 20% interest in the Fort Hills mining project in the Athabasca region of the Canadian province of Alberta.

Total E&P Canada completed on September 30, 2010 the acquisition of all UTS shares for a cash amount of 3.08 Canadian dollars per share. Taking into account the cash held by UTS and acquired by TOTAL (€232 million), the cost of the acquisition for TOTAL amounted to €862 million. This amount mainly represented the value of mineral interests that have been recognized as intangible assets in the consolidated balance sheet for €646 million and the value of tangible assets that have been recognized in the consolidated balance sheet for €217 million.

–	TOTAL completed in September 2010 an agreement for the sale to BP and Hess of its interests in the Valhall (15.72%) and Hod (25%) fields, in the Norwegian North Sea, for an amount of €800 million.

–

TOTAL signed in September 2010 an agreement with Santos and Petronas to acquire a 20% interest in the GLNG project in Australia. Upon completion of this transaction finalised in October 2010, the project brought together Santos (45%, operator), Petronas (35%) and TOTAL (20%).

The acquisition cost amounted to €566 million and it mainly represented the value of mineral interests that have been recognized as intangible assets in the consolidated balance sheet for €617 million.

In addition, TOTAL announced in December 2010 the signature of an agreement to acquire an additional 7.5% interest in this project.

–	TOTAL sold in December 2010 its 5% interest in Block 31, located in the Angolan ultra deep offshore, to the company China Sonangol International Holding Limited.

•	Refining & Chemicals

–	TOTAL closed on April 1, 2010 the sale of its consumer specialty chemicals business, Mapa Spontex, to U.S.-based Jarden Corporation for an enterprise value of €335 million.

•	Marketing & Services

–

TOTAL and ERG announced in January 2010 that they signed an agreement to create a joint venture, named TotalErg, by contribution of the major part of their activities in the refining and marketing business in Italy. TotalErg has been operational since October 1, 2010. The shareholder pact calls for joint governance as well as operating independence for the new entity. TOTAL’s interest in TotalErg is 49% and is accounted for by the equity method (see Note 12 to the Consolidated Financial Statements).

•	Corporate

–

On March 24, 2010, TOTAL S.A. filed a public tender offer followed by a squeeze out with the French Autorité des Marchés Financiers (AMF) in order to buy the 1,468,725 Elf Aquitaine shares that it did not already hold, representing 0.52% of Elf Aquitaine’s share capital and 0.27% of its voting rights, at a price of €305 per share (including the remaining 2009 dividend). On April 13, 2010, the French Autorité des marchés financiers (AMF) issued its clearance decision for this offer.

The public tender offer was open from April 16 to April 29, 2010 inclusive. The Elf Aquitaine shares targeted by the offer which were not tendered to the offer have been transferred to TOTAL S.A. under the squeeze out upon payment to the shareholders equal to the offer price on the first trading day after the offer closing date, i.e. on April 30, 2010.

On April 30, 2010, TOTAL S.A. announced that, following the squeeze out, it held 100% of Elf Aquitaine shares, with the transaction amounting to €450 million.

In application of revised standard IAS 27 “Consolidated and Separate Financial Statements”, effective for annual periods beginning on or after January 1, 2010, transactions with non-controlling interests are accounted for as equity transactions, i.e. in consolidated shareholder’s equity.

As a consequence, following the squeeze out of the Elf Aquitaine shares by TOTAL S.A., the difference between the consideration paid and the book value of non-controlling interests acquired was recognized directly as a decrease in equity.

–	During 2010, TOTAL progressively sold 1.88% of Sanofi’s share capital, thus reducing its interest to 5.51%.

As from July 1, 2010, given its reduced representation on the Board of Directors and the decrease in the percentage of voting rights, TOTAL ceased to have a significant influence over Sanofi-Aventis and no longer consolidated this investment under the equity method. The investment in Sanofi is accounted for as a financial asset available for sale in the line “Other investments” of the consolidated balance sheet at its fair value, i.e. at the stock price.

Net income as of December 31, 2010 included a €135 million gain relating to this change in the accounting treatment.

4) BUSINESS SEGMENT INFORMATION

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

Until December 31, 2011, the Group’s activities were divided into three business segments as follows:

•	an Upstream segment including, alongside the activities of the Exploration & Production of hydrocarbons, the activities of Gas & New Energies;

•	a Downstream segment including the activities of Refining & Marketing and of Trading & Shipping; and

•	a Chemicals segment including Base Chemicals and Specialties.

At December 31, 2012 the Group’s activities are from now on divided into three business segments as follows:

•	an Upstream segment including, alongside the activities of the Exploration & Production of hydrocarbons, the activities of Gas & Power;

•

a Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals, fertilizers and speciality chemicals. This segment also includes the activities of oil Trading & Shipping; and

•	a Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products as well as the activity of New Energies.

In addition the Corporate segment includes holdings operating and financial activities.

Accordingly the business segment information for comparative periods has been restated according to the current organization in effect at December 31, 2012.

A)	INFORMATION BY BUSINESS SEGMENT

For the year ended December 31, 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	22,143	91,117	86,614	187	—	200,061
Intersegment sales	31,521	44,470	755	199	(76,945)	—
Excise taxes	—	(3,593)	(14,169)	—	—	(17,762)
Revenues from sales	53,664	131,994	73,200	386	(76,945)	182,299
Operating expenses	(25,914)	(129,441)	(71,525)	(977)	76,945	(150,912)
Depreciation, depletion and amortization of tangible assets and mineral interests	(7,437)	(1,445)	(607)	(36)	—	(9,525)
Operating income	20,313	1,108	1,068	(627)	—	21,862
Equity in income (loss) of affiliates and other items	2,325	213	(198)	276	—	2,616
Tax on net operating income	(12,370)	(283)	(383)	(124)	—	(13,160)
Net operating income	10,268	1,038	487	(475)	—	11,318
Net cost of net debt						(477)
Non-controlling interests						(147)
Net income						10,694

For the year ended December 31, 2012 (adjustments(a)) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(9)	—	—	—	—	(9)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(9)	—	—	—	—	(9)
Operating expenses	(586)	(199)	(229)	(88)	—	(1,102)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,200)	(206)	(68)	—	—	(1,474)
Operating income(b)	(1,795)	(405)	(297)	(88)	—	(2,585)
Equity in income (loss) of affiliates and other items	240	(41)	(119)	146	—	226
Tax on net operating income	637	70	66	(108)	—	665
Net operating income(b)	(918)	(376)	(350)	(50)	—	(1,694)
Net cost of net debt						—
Non-controlling interests						27
Net income						(1,667)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect	Upstream	Refining & Chemicals	Marketing & Services	Corporate
on operating income	—	(179)	(55)	—
on net operating income	—	(116)	(39)	—

For the year ended December 31, 2012 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	22,152	91,117	86,614	187	—	200,070
Intersegment sales	31,521	44,470	755	199	(76,945)	—
Excise taxes	—	(3,593)	(14,169)	—	—	(17,762)
Revenues from sales	53,673	131,994	73,200	386	(76,945)	182,308
Operating expenses	(25,328)	(129,242)	(71,296)	(889)	76,945	(149,810)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,237)	(1,239)	(539)	(36)	—	(8,051)
Adjusted operating income	22,108	1,513	1,365	(539)	—	24,447
Equity in income (loss) of affiliates and other items	2,085	254	(79)	130	—	2,390
Tax on net operating income	(13,007)	(353)	(449)	(16)	—	(13,825)
Adjusted net operating income	11,186	1,414	837	(425)	—	13,012
Net cost of net debt						(477)
Non-controlling interests						(174)
Adjusted net income						12,361
Adjusted fully-diluted earnings per share (€)						5.45

(a)	Except for earnings per share.

For the year ended December 31, 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	19,618	1,944	1,301	80	—	22,943
Total divestments	2,798	304	152	2,617	—	5,871
Cash flow from operating activities	18,950	2,127	1,132	253	—	22,462
Balance sheet as of December 31, 2012
Property, plant and equipment, intangible assets, net	68,310	9,220	4,433	227	—	82,190
Investments in equity affiliates	9,194	1,579	626	—	—	11,399
Loans to equity affiliates and other non-current assets	5,336	1,656	1,535	570	—	9,097
Working capital	(329)	9,623	2,821	(1,772)	—	10,343
Provisions and other non-current liabilities	(21,170)	(2,439)	(1,519)	(1,215)	—	(26,343)
Assets and liabilities classified as held for sale	3,072	—	—	—	—	3,072
Capital Employed (balance sheet)	64,413	19,639	7,896	(2,190)	—	89,758
Less inventory valuation effect	—	(3,236)	(642)	—	—	(3,878)
Capital Employed (Business segment information)	64,413	16,403	7,254	(2,190)	—	85,880
ROACE as a percentage	18%	9%	12%			16%

For the year ended December 31, 2011 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	22,211	77,146	85,325	11	—	184,693
Intersegment sales	27,301	44,277	805	185	(72,568)	—
Excise taxes	—	(2,362)	(15,781)	—	—	(18,143)
Revenues from sales	49,512	119,061	70,349	196	(72,568)	166,550
Operating expenses	(21,894)	(116,365)	(68,396)	(667)	72,568	(134,754)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,039)	(1,936)	(496)	(35)	—	(7,506)
Operating income	22,579	760	1,457	(506)	—	24,290
Equity in income (loss) of affiliates and other items	2,198	647	(377)	336	—	2,804
Tax on net operating income	(13,566)	(136)	(438)	(38)	—	(14,178)
Net operating income	11,211	1,271	642	(208)	—	12,916
Net cost of net debt						(335)
Non-controlling interests						(305)
Net income						12,276

For the year ended December 31, 2011 (adjustments(a)) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	45	—	—	—	—	45
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	45	—	—	—	—	45
Operating expenses	—	852	271	—	—	1,123
Depreciation, depletion and amortization of tangible assets and mineral interests	(75)	(705)	(1)	—	—	(781)
Operating income(b)	(30)	147	270	—	—	387
Equity in income (loss) of affiliates and other items	682	337	(363)	90	—	746
Tax on net operating income	(43)	(61)	(78)	(80)	—	(262)
Net operating income(b)	609	423	(171)	10	—	871
Net cost of net debt						—
Non-controlling interests						(19)
Net income						852

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect	Upstream	Refining & Chemicals	Marketing & Services	Corporate
on operating income	—	928	287	—
on net operating income	—	669	200	—

For the year ended December 31, 2011 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	22,166	77,146	85,325	11	—	184,648
Intersegment sales	27,301	44,277	805	185	(72,568)	—
Excise taxes	—	(2,362)	(15,781)	—	—	(18,143)
Revenues from sales	49,467	119,061	70,349	196	(72,568)	166,505
Operating expenses	(21,894)	(117,217)	(68,667)	(667)	72,568	(135,877)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,964)	(1,231)	(495)	(35)	—	(6,725)
Adjusted operating income	22,609	613	1,187	(506)	—	23,903
Equity in income (loss) of affiliates and other items	1,516	310	(14)	246	—	2,058
Tax on net operating income	(13,523)	(75)	(360)	42	—	(13,916)
Adjusted net operating income	10,602	848	813	(218)	—	12,045
Net cost of net debt						(335)
Non-controlling interests						(286)
Adjusted net income						11,424
Adjusted fully-diluted earnings per share (€)						5.06

(a)	Except for earnings per share.

For the year ended December 31, 2011 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	20,662	1,910	1,834	135	—	24,541
Total divestments	2,591	2,509	1,955	1,523	—	8,578
Cash flow from operating activities	17,044	2,146	541	(195)	—	19,536
Balance sheet as of December 31, 2011
Property, plant and equipment, intangible assets, net	63,250	9,037	4,338	245	—	76,870
Investments in equity affiliates	8,731	1,321	697	—	—	10,749
Loans to equity affiliates and other non-current assets	4,494	1,878	1,314	3,105	—	10,791
Working capital	699	9,851	2,902	(1,374)	—	12,078
Provisions and other non-current liabilities	(19,843)	(2,837)	(1,585)	(1,136)	—	(25,401)
Assets and liabilities classified as held for sale	—	—	—	—	—	—
Capital Employed (balance sheet)	57,331	19,250	7,666	840	—	85,087
Less inventory valuation effect	—	(3,367)	(667)	13	—	(4,021)
Capital Employed (Business segment information)	57,331	15,883	6,999	853	—	81,066
ROACE as a percentage	21%	5%	13%			16%

For the year ended December 31, 2010 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	18,526	65,156	75,580	7	—	159,269
Intersegment sales	22,540	34,522	677	186	(57,925)	—
Excise taxes	—	(2,177)	(16,616)	—	—	(18,793)
Revenues from sales	41,066	97,501	59,641	193	(57,925)	140,476
Operating expenses	(18,230)	(94,587)	(57,613)	(665)	57,925	(113,170)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,345)	(2,531)	(506)	(39)	—	(8,421)
Operating income	17,491	383	1,522	(511)	—	18,885
Equity in income (loss) of affiliates and other items	1,548	133	208	595	—	2,484
Tax on net operating income	(10,146)	92	(545)	263	—	(10,336)
Net operating income	8,893	608	1,185	347	—	11,033
Net cost of net debt						(226)
Non-controlling interests						(236)
Net income						10,571

For the year ended December 31, 2010 (adjustments(a)) (M €)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	—	—	—	—	—
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales					—
Operating expenses	—	803	212	—	—	1,015
Depreciation, depletion and amortization of tangible assets and mineral interests	(203)	(1,213)	—	—	—	(1,416)
Operating income(b)	(203)	(410)	212	—	—	(401)
Equity in income (loss) of affiliates and other items(c)	192	(196)	45	227	—	268
Tax on net operating income	275	202	(53)	(6)	—	418
Net operating income(b)	264	(404)	204	221	—	285
Net cost of net debt						—
Non-controlling interests						(2)
Net income						283

(a)	Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi.

(b) Of which inventory valuation effect	Upstream	Refining & Chemicals	Marketing & Services	Corporate
on operating income	—	765	228	—
on net operating income	—	584	169	—
(c) Of which equity share of adjustments related to Sanofi	—	—	—	(81)

For the year ended December 31, 2010 (adjusted) (M€)(a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	18,526	65,156	75,580	7	—	159,269
Intersegment sales	22,540	34,522	677	186	(57,925)	—
Excise taxes	—	(2,177)	(16,616)	—	—	(18,793)
Revenues from sales	41,066	97,501	59,641	193	(57,925)	140,476
Operating expenses	(18,230)	(95,390)	(57,825)	(665)	57,925	(114,185)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,142)	(1,318)	(506)	(39)	—	(7,005)
Adjusted operating income	17,694	793	1,310	(511)	—	19,286
Equity in income (loss) of affiliates and other items	1,356	329	163	368	—	2,216
Tax on net operating income	(10,421)	(110)	(492)	269	—	(10,754)
Adjusted net operating income	8,629	1,012	981	126	—	10,748
Net cost of net debt						(226)
Non-controlling interests						(234)
Adjusted net income						10,288
Adjusted fully-diluted earnings per share (€)						4.58

(a)	Except for earnings per share.

For the year ended December 31, 2010 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	13,049	2,124	1,019	81	—	16,273
Total divestments	2,067	763	83	1,403	—	4,316
Cash flow from operating activities	15,617	1,226	1,105	545	—	18,493
Balance sheet as of December 31, 2010
Property, plant and equipment, intangible assets, net	50,560	9,325	3,743	253	—	63,881
Investments in equity affiliates	4,761	2,555	1,817	—	—	9,133
Loans to equity affiliates and other non-current assets	4,135	1,536	858	4,099	—	10,628
Working capital	(369)	9,866	1,517	(211)	—	10,803
Provisions and other non-current liabilities	(16,076)	(2,771)	(1,188)	(1,181)	—	(21,216)
Assets and liabilities classified as held for sale	660	413	—	—	—	1,073
Capital Employed (balance sheet)	43,671	20,924	6,747	2,960	—	74,302
Less inventory valuation effect	—	(3,659)	(838)	1,061	—	(3,436)
Capital Employed (Business segment information)	43,671	17,265	5,909	4,021	—	70,866
ROACE as a percentage(a)	N/A	N/A	N/A			16%

(a)	The 2009 capital employed has not been recalculated according to the new organization.

B)	ROE (RETURN ON EQUITY)

The Group evaluates the return on equity as the ratio of adjusted consolidated net income to average adjusted shareholders’ equity between the beginning and the end of the period. Thus, adjusted shareholders’ equity for the year ended December 31, 2012 is calculated after payment of a dividend of €2.34 per share, subject to approval by the shareholders’ meeting on May 17, 2013.

The ROE is calculated as follows:

For the year ended December 31, (M€)	2012	2011	2010
Adjusted net income — Group share	12,361	11,424	10,288
Adjusted non-controlling interests	174	286	234
Adjusted consolidated net income	12,535	11,710	10,522
Shareholders’ equity — Group share	72,912	68,037	60,414
Distribution of the income based on existing shares at the closing date	(1,299)	(1,255)	(2,553)
Non-controlling interests	1,281	1,352	857
Adjusted shareholders’ equity(a)	72,894	68,134	58,718
ROE	18%	18%	19%

(a)	Adjusted shareholders’ equity as of December 31, 2009 amounted to €50,993 million.

C)	RECONCILIATION OF THE INFORMATION BY BUSINESS SEGMENT WITH CONSOLIDATED FINANCIAL STATEMENTS

The table below presents the impact of adjustment items on the Consolidated Statement of Income:

For the year ended December 31, 2012 (M€)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	200,070	(9)	200,061
Excise taxes	(17,762)	—	(17,762)
Revenues from sales	182,308	(9)	182,299
Purchases, net of inventory variation	(126,564)	(234)	(126,798)
Other operating expenses	(21,800)	(868)	(22,668)
Exploration costs	(1,446)	—	(1,446)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,051)	(1,474)	(9,525)
Other income	681	781	1,462
Other expense	(448)	(467)	(915)
Financial interest on debt	(671)	—	(671)
Financial income from marketable securities & cash equivalents	100	—	100
Cost of net debt	(571)	—	(571)
Other financial income	558	—	558
Other financial expense	(499)	—	(499)
Equity in income (loss) of affiliates	2,098	(88)	2,010
Income taxes	(13,731)	665	(13,066)
Consolidated net income	12,535	(1,694)	10,841
Group share	12,361	(1,667)	10,694
Non-controlling interests	174	(27)	147

(a)	Adjustments include special items, inventory valuation effect and, as from January 1, 2012, the effect of changes in fair value.

For the year ended December 31, 2011 (M€)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	184,648	45	184,693
Excise taxes	(18,143)	—	(18,143)
Revenues from sales	166,505	45	166,550
Purchases, net of inventory variation	(115,107)	1,215	(113,892)
Other operating expenses	(19,751)	(92)	(19,843)
Exploration costs	(1,019)	—	(1,019)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,725)	(781)	(7,506)
Other income	430	1,516	1,946
Other expense	(536)	(711)	(1,247)
Financial interest on debt	(713)	—	(713)
Financial income from marketable securities & cash equivalents	273	—	273
Cost of net debt	(440)	—	(440)
Other financial income	609	—	609
Other financial expense	(429)	—	(429)
Equity in income (loss) of affiliates	1,984	(59)	1,925
Income taxes	(13,811)	(262)	(14,073)
Consolidated net income	11,710	871	12,581
Group share	11,424	852	12,276
Non-controlling interests	286	19	305

(a)	Adjustments include special items, inventory valuation effect and, as from January 1, 2011, the effect of changes in fair value.

For the year ended December 31, 2010 (M€)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	159,269	—	159,269
Excise taxes	(18,793)	—	(18,793)
Revenues from sales	140,476	—	140,476
Purchases, net of inventory variation	(94,286)	1,115	(93,171)
Other operating expenses	(19,035)	(100)	(19,135)
Exploration costs	(864)	—	(864)
Depreciation, depletion and amortization of tangible assets and mineral interests	(7,005)	(1,416)	(8,421)
Other income	524	872	1,396
Other expense	(346)	(554)	(900)
Financial interest on debt	(465)	—	(465)
Financial income from marketable securities & cash equivalents	131	—	131
Cost of net debt	(334)	—	(334)
Other financial income	442	—	442
Other financial expense	(407)	—	(407)
Equity in income (loss) of affiliates	2,003	(50)	1,953
Income taxes	(10,646)	418	(10,228)
Consolidated net income	10,522	285	10,807
Group share	10,288	283	10,571
Non-controlling interests	234	2	236

(a)	Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi.

D)	ADJUSTMENT ITEMS BY BUSINESS SEGMENT

The adjustment items for income as per Note 2 to the Consolidated Financial Statements are detailed as follows:

Adjustments to operating income For the year ended December 31, 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
Inventory valuation effect	—	(179)	(55)	—	(234)
Effect of changes in fair value	(9)	—	—	—	(9)
Restructuring charges	—	(2)	—	—	(2)
Asset impairment charges	(1,200)	(206)	(68)	—	(1,474)
Other items	(586)	(18)	(174)	(88)	(866)
Total	(1,795)	(405)	(297)	(88)	(2,585)

Adjustments to net income, Group share For the year ended December 31, 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
Inventory valuation effect	—	(116)	(41)	—	(157)
Effect of changes in fair value	(7)	—	—	—	(7)
Restructuring charges	—	(24)	(53)	—	(77)
Asset impairment charges	(769)	(192)	(121)	(30)	(1,112)
Gains (losses) on disposals of assets	240	—	—	341	581
Other items	(382)	(44)	(108)	(361)	(895)
Total	(918)	(376)	(323)	(50)	(1,667)

Adjustments to operating income For the year ended December 31, 2011 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
Inventory valuation effect	—	928	287	—	1,215
Effect of changes in fair value	45	—	—	—	45
Restructuring charges	—	—	—	—	—
Asset impairment charges	(75)	(706)	—	—	(781)
Other items	—	(75)	(17)	—	(92)
Total	(30)	147	270	—	387

Adjustments to net income, Group share For the year ended December 31, 2011 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
Inventory valuation effect	—	669	165	—	834
Effect of changes in fair value	32	—	—	—	32
Restructuring charges	—	(72)	(50)	—	(122)
Asset impairment charges	(75)	(476)	(463)	—	(1,014)
Gains (losses) on disposals of assets	843	415	206	74	1,538
Other items	(178)	(113)	(61)	(64)	(416)
Total	622	423	(203)	10	852

Adjustments to operating income For the year ended December 31, 2010 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
Inventory valuation effect	—	765	228	—	993
Effect of changes in fair value	—	—	—	—	—
Restructuring charges	—	—	—	—	—
Asset impairment charges	(203)	(1,213)	—	—	(1,416)
Other items	—	38	(16)	—	22
Total	(203)	(410)	212	—	(401)

Adjustments to net income, Group share For the year ended December 31, 2010 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
Inventory valuation effect	—	584	164	—	748
Effect of changes in fair value	—	—	—	—	—
TOTAL’s equity share of adjustments related to Sanofi	—	—	—	(81)	(81)
Restructuring charges	—	(53)	—	—	(53)
Asset impairment charges	(288)	(841)	(95)	—	(1,224)
Gains (losses) on disposals of assets	589	19	136	302	1,046
Other items	(37)	(109)	(7)	—	(153)
Total	264	(400)	198	221	283

E)	ADDITIONAL INFORMATION ON IMPAIRMENTS

In the Upstream, Refining & Chemicals, Marketing & Services and Holdings segments, impairments of assets have been recognized for the year ended December 31, 2012, with an impact of €1,474 million in operating income and €1,112 million in net income, Group share. These impairments have been disclosed as adjustments to operating income and adjustments to net income, Group share. These items are identified in paragraph 4D above as adjustment items with the heading “Asset impairment charges”.

The impairment losses impact certain Cash Generating Units (CGU) for which there were indications of impairment, due mainly to changes in the operating conditions or the economic environment of their specific businesses.

The principles applied are the following:

•	the recoverable amount of CGU’s has been based on their value in use, as defined in Note 1 paragraph L to the Consolidated Financial Statements “Impairment of long-lived assets”;

•

the future cash flows have been determined with the assumptions in the long-term plan of the Group. These assumptions (including future prices of products, supply and demand for products, future production volumes) represent the best estimate by management of the Group of all economic conditions during the remaining life of assets;

•

the future cash flows, based on the long-term plan, are prepared over a period consistent with the life of the assets within the CGU. They are prepared post-tax and include specific risks attached to CGU assets. They are discounted using a 8% post-tax discount rate, this rate being a weighted-average capital cost estimated from historical market data. This rate has been applied consistently for the years ending in 2010, 2011 and 2012.

•

the value in use calculated by discounting the above post-tax cash flows using a 8% post-tax discount rate is not materially different from value in use calculated by discounting pre-tax cash flows using a pre-tax discount rate determined by an iterative computation from the post-tax value in use. These pre-tax discount rates are in a range from 9% to 13% in 2012.

The CGUs of the Upstream segment impacted by these impairments are hydrocarbon fields. For the year ended December 31, 2012 impairments of assets have been recognized with an impact of €1,200 million in operating income and €769 million in net income, Group share. These impairments mainly concern shale gas assets in the

Barnett basin of the United States due to the persistent weakness of gas prices in the American market (Henry Hub). A +10% variation in the price of hydrocarbons in identical operating conditions would have a positive impact in operating income of €360 million and €234 million in net income, Group share. A variation of -1% in the discount rate would have a positive impact in operating income of €156 million and €101 million in net income, Group share. For these assets and certain assets where the value in use is close to the net book value, opposite variations in the above assumptions would have respective impacts in operating income of €(1,733) million and €(1,678) million, and of €(1,262) million and €(1,246) million in net income, Group share.

The additional impairments that could be recorded in the case of unfavorable evolutions of the price of hydrocarbons or discount rates concern mainly shale gas assets in the Barnett basin of the United States as well as certain oil assets in Canada, more specifically the CGU consisting of the Voyageur Upgrader and the Fort Hills and Joslyn mines. As part of agreements signed in March 2011 with Suncor, TOTAL increased its interest to 39.2% in the Fort Hills mine operated by Suncor, and sold a percentage of its interest in the Joslyn mine, retaining a 38.25% interest (TOTAL operator). TOTAL also acquired a 49% interest in the Voyageur Upgrader project, operated by Suncor, and intended to upgrade bitumen from the Fort Hills and Joslyn mines. In 2012 the estimates of project costs and the evolution of perspectives for oil markets in North America have challenged the economic expectations for these projects. As a consequence the partners, TOTAL and Suncor, launched a joint strategic review of the development plan for the Voyageur Upgrader (net book value of the Upgrader €1.7 billion at December 31, 2012, as compared to a CGU value of €4.3 billion). This detailed review includes optimization of the development plan, evacuation logistics studies and implications of possible evolutions of the project. This review will not be finalized before the first quarter of 2013. During this interim review period and until a decision on the future of this project can be taken, development spending on the project will be minimized. Decisions on the future development of this project will require agreement of both partners, TOTAL and Suncor.

The CGUs for the Refining & Chemicals segment are defined by the legal entities having the operating activities for the refining and petrochemical activities. The CGUs for the other activities of the sector are global divisions, each division grouping together a set of businesses or homogeneous products for strategic, commercial and industrial plans. For the year 2012 the Group recorded impairments of €206 million in operating profit and €192 million in net income, Group share, on European assets. In the context of persistent volatility of European refining margins the Group did not change impairments on CGUs for refining in France and the United Kingdom. The various scenarios of sensitivity (gross margin and discount rates) would not lead to additional impairments on CGUs of this segment.

The CGUs of Marketing & Services are subsidiaries or groups of subsidiaries organised by relevant geographical zone. For the year 2012 the Group recorded impairments on CGUs of the Marketing & Services segment of €68 million in operating profit and €121 million in net income, Group share. These impairments were in respect of the CGU SunPower (closure of sites) and holdings in equity consolidated associate companies.

In respect of SunPower a 0.5% decrease of the unit sale prices would have a negative impact of €83 million in net income, Group share. An increase of 1% in the discount rate would have a negative impact of €77 million in net income, Group share. SunPower is a CGU acquired in 2011 for which specific assumptions were applied notably because of its equity financing and listing on the NASDAQ. Future cash flows for this CGU were therefore discounted using a post-tax discount rate of 14%, corresponding to the weighted average cost of capital for this CGU (17.5%

pre- tax). The various scenarios of sensitivity would not lead to additional impairments on the other CGUs of this segment.

For the year 2012 the Group recorded impairments in the Holding segment for €30 million in net income, Group share further to the loss of value of certain listed securities.

For the year ended December 31, 2011, impairments of assets have been recognized in the Upstream, Refining & Chemicals and Marketing & Services segments with an impact of €781 million in operating income and €1,014 million in net income, Group share. These impairments have been disclosed as adjustments to operating income and adjustments to net income, Group share.

For the year ended December 31, 2010, impairments of assets have been recognized in the Upstream, Refining & Chemicals and Marketing & Services segments with an impact of €1,416 million in operating income and €1,224 million in net income, Group share. These impairments have been disclosed as adjustments to operating income and adjustments to net income, Group share.

No reversal of impairment has been recognized for the years ended December 31, 2012, 2011 and 2010.

5) INFORMATION BY GEOGRAPHICAL AREA

(M€)	France	Rest of Europe	North America	Africa	Rest of the world	Total
For the year ended December 31, 2012
Non-Group sales	45,981	103,862	17,648	17,921	14,649	200,061
Property, plant and equipment, intangible assets, net	4,560	17,697	15,220	24,999	19,714	82,190
Capital expenditures	1,589	4,406	3,148	7,274	6,526	22,943
For the year ended December 31, 2011
Non-Group sales	42,626	81,453	15,917	15,077	29,620	184,693
Property, plant and equipment, intangible assets, net	5,637	15,576	14,518	23,546	17,593	76,870
Capital expenditures	1,530	3,802	5,245	5,264	8,700	24,541
For the year ended December 31, 2010
Non-Group sales	36,820	72,636	12,432	12,561	24,820	159,269
Property, plant and equipment, intangible assets, net	5,666	14,568	9,584	20,166	13,897	63,881
Capital expenditures	1,062	2,629	3,626	4,855	4,101	16,273

6) OPERATING EXPENSES

For the year ended December 31, (M€)	2012	2011		2010
Purchases, net of inventory variation(a)	(126,798)	(113,892	)(b)	(93,171)
Exploration costs	(1,446)	(1,019)		(864)
Other operating expenses(c)	(22,668)	(19,843)		(19,135)
of which non-current operating liabilities (allowances) reversals	552	615		387
of which current operating liabilities (allowances) reversals	(51)	(150)		(101)
Operating expenses	(150,912)	(134,754)		(113,170)

(a)	Includes taxes paid on oil and gas production in the Upstream segment, namely royalties.
(b)	As of December 31, 2011, the Group valued under / over lifting at market value. The impact in operating expenses is €577 million and €103 million in net income, Group share as of December 31, 2011.
(c)	Principally composed of production and administrative costs (see in particular the payroll costs as detailed in Note 26 to the Consolidated Financial Statements “Payroll and staff”). Also includes an amount of €176 million for the exceptional contribution of 4% on the value of the oil stocks established by the second corrective finance act for 2012 in France. This exceptional contribution is due by every person, with the exception of the state, owning volumes of certain types of petroleum products situated in the territory of metropolitan France.

7)	OTHER INCOME AND OTHER EXPENSE

For the year ended December 31, (M€)	2012	2011	2010
Gains (losses) on disposal of assets	1,321	1,650	1,117
Foreign exchange gains	26	118	—
Other	115	178	279
Other income	1,462	1,946	1,396
Foreign exchange losses	—	—	—
Amortization of other intangible assets (excl. mineral interests)	(250)	(592)	(267)
Other	(665)	(655)	(633)
Other expense	(915)	(1,247)	(900)

Other income

In 2012, gains and losses on disposal of assets were mainly related to the sale of the interest in Sanofi and to the sale of assets in the Upstream segment (sales in Colombia (see Note 3 to the Consolidated Financial Statements), Great Britain and Nigeria).

In 2011, gains and losses on disposal of assets were mainly related to the sale of the interest in CEPSA, to the sale of assets in the Upstream segment (especially the sale of 10% Group’s interest in the Colombian pipeline OCENSA) and to the sale of photocure and coatings resins businesses (see Note 3 to the Consolidated Financial Statements).

In 2010, gains and losses on disposal of assets were mainly related to sales of assets in the Upstream segment (sale of the interests in the Valhall and Hod fields in Norway and sale of the interest in Block 31 in Angola, see Note 3 to the Consolidated Financial Statements), as well as the change in the accounting treatment and the disposal of shares of Sanofi (see Note 3 to the Consolidated Financial Statements).

Other expense

In 2012, the heading “Other” is mainly comprised of a provision for the amount of $398 million in relation to a transaction in progress with the United States Securities and Exchange Commission (SEC) and the Department of Justice (DoJ) in the United States (see Note 32 to the Consolidated Financial Statements).

In 2011, the heading “Other” is mainly comprised of €243 million of restructuring charges in the Upstream, Refining & Chemicals and Marketing & Services segments.

In 2010, the heading “Other” was mainly comprised of €248 million of restructuring charges in Refining & Chemicals.

8)	OTHER FINANCIAL INCOME AND EXPENSE

As of December 31, (M€)	2012	2011	2010
Dividend income on non-consolidated subsidiaries	223	330	255
Capitalized financial expenses	248	171	113
Other	87	108	74
Other financial income	558	609	442
Accretion of asset retirement obligations	(405)	(344)	(338)
Other	(94)	(85)	(69)
Other financial expense	(499)	(429)	(407)

9) INCOME TAXES

As from 2011, TOTAL S.A. is taxed in accordance with the common French tax regime further to its exit from the consolidated income tax treatment. This exit had no significant impact, neither on the Group’s financial situation nor on the consolidated results.

However, an additional tax to corporate income tax of 3%, due on dividends distributed by French companies or foreign organizations subject to corporate income tax in France, was established by the second corrective finance act for 2012. This new tax is liable on amounts distributed, the payment of which was due from August 17th, 2012, the effective date of the law.

The impact of this additional tax for the Group is a charge of €120 million relating to distributions for the 1st, 2nd and the 3rd quarters of 2012. This additional tax is not tax deductible.

In addition, no deferred tax is recognized for the temporary differences between the carrying amounts and tax bases of investments in foreign subsidiaries which are considered to be permanent investments. Undistributed earnings from foreign subsidiaries considered to be reinvested indefinitely amounted to €27,007 million as of December 31, 2012. The determination of the tax effect relating to such reinvested income is not practicable.

No deferred tax is recognized on unremitted earnings (approximately €28,212 million) of the Group’s French subsidiaries since the remittance of such earnings would be tax exempt for the subsidiaries in which the Company owns 95% or more of the outstanding shares.

Income taxes are detailed as follows:

For the year ended December 31, (M€)	2012	2011	2010
Current income taxes	(12,430)	(12,495)	(9,934)
Deferred income taxes	(636)	(1,578)	(294)
Total income taxes	(13,066)	(14,073)	(10,228)

Before netting deferred tax assets and liabilities by fiscal entity, the components of deferred tax balances are as follows:

As of December 31, (M€)	2012	2011	2010
Net operating losses and tax carry forwards	2,247	1,584	1,145
Employee benefits	483	621	535
Other temporary non-deductible provisions	3,816	3,521	2,757
Gross deferred tax assets	6,546	5,726	4,437
Valuation allowance	(719)	(667)	(576)
Net deferred tax assets	5,827	5,059	3,861
Excess tax over book depreciation	(14,083)	(12,831)	(10,966)
Other temporary tax deductions	(2,697)	(2,721)	(1,339)
Gross deferred tax liability	(16,780)	(15,552)	(12,305)
Net deferred tax liability	(10,953)	(10,493)	(8,444)

Carried forward tax losses on net operating losses in the table above for €2,247 million as of December 31, 2012, only come from foreign subsidiaries, notably Belgium for €567 million and the United States for €467 million.

After netting deferred tax assets and liabilities by fiscal entity, deferred taxes are presented on the balance sheet as follows:

As of December 31, (M€)	2012	2011	2010
Deferred tax assets, non-current	1,832	1,767	1,378
Deferred tax assets, current (Note 16)	—	—	151
Deferred tax liabilities, non-current	(12,785)	(12,260)	(9,947)
Deferred tax liabilities, current	—	—	(26)
Net amount	(10,953)	(10,493)	(8,444)

The net deferred tax variation in the balance sheet is analyzed as follows:

As of December 31, (M€)	2012	2011	2010
Opening balance	(10,493)	(8,444)	(7,639)
Deferred tax on income	(636)	(1,578)	(294)
Deferred tax on shareholders’ equity(a)	63	(55)	28
Changes in scope of consolidation(b)	74	(17)	(59)
Currency translation adjustment	39	(399)	(480)
Closing balance	(10,953)	(10,493)	(8,444)

(a)	This amount includes mainly current income taxes and deferred taxes for changes in fair value of listed securities classified as financial assets available for sale as well as deferred taxes related to the cash flow hedge (see Note 17 to the Consolidated Financial Statements).
(b)	Changes in scope of consolidation include the impact of reclassifications in Assets classified as held for sale and Liabilities directly associated with the assets classified as held for sale for €81 million.

Reconciliation between provision for income taxes and pre-tax income:

For the year ended December 31, (M€)	2012	2011	2010
Consolidated net income	10,841	12,581	10,807
Provision for income taxes	13,066	14,073	10,228
Pre-tax income	23,907	26,654	21,035
French statutory tax rate	36.10%	36.10%	34.43%
Theoretical tax charge	(8,630)	(9,622)	(7,242)
Difference between French and foreign income tax rates	(5,934)	(5,740)	(4,921)
Tax effect of equity in income (loss) of affiliates	726	695	672
Permanent differences	811	889	1,375
Adjustments on prior years income taxes	82	(19)	(45)
Adjustments on deferred tax related to changes in tax rates	(69)	(201)	2
Changes in valuation allowance of deferred tax assets	(52)	(71)	(65)
Other	—	(4)	(4)
Net provision for income taxes	(13,066)	(14,073)	(10,228)

The French statutory tax rate includes the standard corporate tax rate (33.33%) and additional applicable taxes that bring the overall tax rate to 36.10% in 2012 (versus 36.10% in 2011 and 34.43% in 2010).

Permanent differences are mainly due to impairment of goodwill and to dividends from non-consolidated companies as well as the specific taxation rules applicable to certain activities.

Net operating losses and carried forward tax credits

Deferred tax assets related to carried forward tax credits on net operating losses expire in the following years:

	2012		2011		2010
As of December 31, (M€)	Basis	Tax	Basis	Tax	Basis	Tax
2011	—	—	—	—	225	110
2012	—	—	242	115	177	80
2013	316	150	171	81	146	59
2014	249	116	104	47	1,807	602
2015(a)	167	75	8	2	190	62
2016(b)	26	8	2,095	688	—	—
2017 and after	3,187	971	—	—	—	—
Unlimited	3,049	927	2,119	651	774	232
Total	6,994	2,247	4,739	1,584	3,319	1,145

(a)	Net operating losses and carried forward tax credits in 2015 and after for 2010.
(b)	Net operating losses and carried forward tax credits in 2016 and after for 2011.

10) INTANGIBLE ASSETS

As of December 31, 2012 (M€)	Cost	Amortization and impairment	Net
Goodwill	1,852	(963)	889
Proved mineral interests	8,803	(3,291)	5,512
Unproved mineral interests	6,416	(913)	5,503
Other intangible assets	3,571	(2,617)	954
Total intangible assets	20,642	(7,784)	12,858

As of December 31, 2011 (M€)	Cost	Amortization and impairment	Net
Goodwill	1,903	(993)	910
Proved mineral interests	8,319	(2,626)	5,693
Unproved mineral interests	5,400	(555)	4,845
Other intangible assets	3,377	(2,412)	965
Total intangible assets	18,999	(6,586)	12,413

As of December 31, 2010 (M€)	Cost	Amortization and impairment	Net
Goodwill	1,498	(596)	902
Proved mineral interests	6,294	(2,369)	3,925
Unproved mineral interests	3,805	(343)	3,462
Other intangible assets	2,803	(2,175)	628
Total intangible assets	14,400	(5,483)	8,917

Changes in net intangible assets are analyzed in the following table:

(M€)	Net amount as of January 1,	Acquisitions	Disposals	Amortization and impairment	Currency translation adjustment	Other	Net amount as of December 31,
2012	12,413	2,466	(58)	(1,439)	(163)	(361)	12,858
2011	8,917	2,504	(428)	(991)	358	2,053	12,413
2010	7,514	2,466	(62)	(553)	491	(939)	8,917

In 2012, the heading “Other” mainly includes the reclassification of assets in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” for €(333) million (see Note 34 to the Consolidated Financial Statements).

In 2011, the heading “Other” mainly included Chesapeake’s Barnett shale mineral interests reclassified into the acquisitions for €(649) million, the not yet paid part of the acquisition of Chesapeake’s mineral interests in Utica for €1,216 million, the reclassification of Joslyn’s mineral interests sold in 2011 and formerly classified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” for €384 million, and €697 million related to the acquisition of SunPower.

In 2010, the heading “Other” mainly included Chesapeake’s Barnett shale mineral interests reclassified into the acquisitions for €(975) million and the reclassification of Joslyn’s mineral interests in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” for €(390) million, including the currency translation adjustment, partially compensated by the acquisition of UTS for €646 million (see Note 3 to the Consolidated Financial Statements).

A summary of changes in the carrying amount of goodwill by business segment for the year ended December 31, 2012 is as follows:

(M€)	Net goodwill as of January 1, 2012	Increases	Impairments	Other	Net goodwill as of December 31, 2012
Upstream	66	—	—	(64)	2
Refining & Chemicals	727	91	(11)	(19)	788
Marketing & Services	92	—	—	(18)	74
Corporate	25	—	—	—	25
Total	910	91	(11)	(101)	889

In 2012, the heading “Other” principally corresponds to the reclassification of assets in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”.

11) PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2012 (M€)	Cost	Depreciation and impairment	Net
Upstream properties
Proved properties	87,896	(57,832)	30,064
Unproved properties	229	—	229
Work in progress	26,645	(172)	26,473
Subtotal	114,770	(58,004)	56,766
Other property, plant and equipment
Land	1,354	(407)	947
Machinery, plant and equipment (including transportation equipment)	25,501	(19,458)	6,043
Buildings	6,489	(4,172)	2,317
Work in progress	1,732	(277)	1,455
Other	6,840	(5,036)	1,804
Subtotal	41,916	(29,350)	12,566
Total property, plant and equipment	156,686	(87,354)	69,332

As of December 31, 2011 (M€)	Cost	Depreciation and impairment	Net
Upstream properties
Proved properties	84,222	(54,589)	29,633
Unproved properties	209	—	209
Work in progress	21,190	(15)	21,175
Subtotal	105,621	(54,604)	51,017
Other property, plant and equipment
Land	1,346	(398)	948
Machinery, plant and equipment (including transportation equipment)	25,838	(18,349)	7,489
Buildings	6,241	(4,131)	2,110
Work in progress	1,534	(306)	1,228
Other	6,564	(4,899)	1,665
Subtotal	41,523	(28,083)	13,440
Total property, plant and equipment	147,144	(82,687)	64,457

As of December 31, 2010 (M€)	Cost	Depreciation and impairment	Net
Upstream properties
Proved properties	77,183	(50,582)	26,601
Unproved properties	347	(1)	346
Work in progress	14,712	(37)	14,675
Subtotal	92,242	(50,620)	41,622
Other property, plant and equipment
Land	1,304	(393)	911
Machinery, plant and equipment (including transportation equipment)	23,831	(17,010)	6,821
Buildings	6,029	(3,758)	2,271
Work in progress	2,350	(488)	1,862
Other	6,164	(4,687)	1,477
Subtotal	39,678	(26,336)	13,342
Total property, plant and equipment	131,920	(76,956)	54,964

Changes in net property, plant and equipment are analyzed in the following table:

(M€)	Net amount as of January 1,	Acquisitions	Disposals	Depreciation and impairment	Currency translation adjustment	Other	Net amount as of December 31,
2012	64,457	17,439	(633)	(9,042)	(409)	(2,480)	69,332
2011	54,964	15,443	(1,489)	(7,636)	1,692	1,483	64,457
2010	51,590	11,346	(1,269)	(8,564)	2,974	(1,113)	54,964

In 2012, the heading “Disposals” mainly includes the impact of sales of assets in the Upstream segment in Great Britain, Norway and Nigeria.

In 2012, the heading “Depreciation and impairment” includes the impact of impairments of shale gas assets in the Barnett basin recognized for €1,134 million (see Note 4E to the Consolidated Financial Statements).

In 2012, the heading “Other” principally includes the reclassification of assets in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” for an amount of €2,992 million (see Note 34 to the Consolidated Financial Statements).

In 2011, the heading “Disposals” mainly included the impact of sales of assets in the Upstream segment (disposal of the interests in Gassled in Norway and in Joslyn’s field in Canada) and in the Marketing & Services segment (disposal of Marketing assets in the United Kingdom) (see Note 3 to the Consolidated Financial Statements).

In 2011, the heading “Depreciation and impairment” included the impact of impairments of assets recognized for €781 million (see Note 4D to the Consolidated Financial Statements).

In 2011, the heading “Other” corresponded to the increase of the asset for sites restitution for an amount of €653 million. It also included €428 million related to the reclassification of tangible assets of Joslyn and resins businesses sold in 2011 and formerly classified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”.

In 2010, the heading “Disposals” mainly included the impact of sales of assets in the Upstream segment (sale of the interests in the Valhall and Hod fields in Norway and sale of the interest in Block 31 in Angola, see Note 3 to the Consolidated Financial Statements).

In 2010, the heading “Depreciation and impairment” included the impact of impairments of assets recognized for €1,416 million (see Note 4D to the Consolidated Financial Statements).

In 2010, the heading “Other” mainly corresponded to the change in the consolidation method of Samsung Total Petrochemicals (see Note 12 to the Consolidated Financial Statements) for €(541) million and the reclassification for €(537) million, including the currency translation adjustment, of property, plant and equipment related to Joslyn, Total E&P Cameroun, and resins businesses subject to a disposal project in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”, partially compensated by the acquisition of UTS for €217 million (see Note 3 to the Consolidated Financial Statements).

Property, plant and equipment presented above include the following amounts for facilities and equipment under finance leases that have been capitalized:

As of December 31, 2012 (M€)	Cost	Depreciation and impairment	Net
Machinery, plant and equipment	391	(294)	97
Buildings	54	(26)	28
Other	207	(2)	205
Total	652	(322)	330

As of December 31, 2011 (M€)	Cost	Depreciation and impairment	Net
Machinery, plant and equipment	414	(284)	130
Buildings	54	(25)	29
Other	—	—	—
Total	468	(309)	159

As of December 31, 2010 (M€)	Cost	Depreciation and impairment	Net
Machinery, plant and equipment	480	(332)	148
Buildings	54	(24)	30
Other	—	—	—
Total	534	(356)	178

12) EQUITY AFFILIATES: INVESTMENTS AND LOANS

	As of December 31,
Equity value (M€)	2012	2011	2010	2012	2011	2010
	% owned			Equity value
NLNG	15.00%	15.00%	15.00%	714	953	1,108
PetroCedeño — EM	30.32%	30.32%	30.32%	1,282	1,233	1,136
CEPSA (Upstream share)(b)	—	—	48.83%	—	—	340
Angola LNG Ltd.	13.60%	13.60%	13.60%	957	869	710
Qatargas	10.00%	10.00%	10.00%	106	97	85
FOSMAX	27.54%	27.60%	28.03%	112	119	125
Dolphin Energy Ltd (Del) Abu Dhabi	24.50%	24.50%	24.50%	95	208	172
Qatar Liquefied Gas Company Limited II (Train B)	16.70%	16.70%	16.70%	219	209	184
Yemen LNG Co	39.62%	39.62%	39.62%	252	169	25
Shtokman Development AG	25.00%	25.00%	25.00%	268	248	214
Novatek(c)	15.34%	14.09%	—	3,815	3,368	—
Other	—	—	—	549	681	661
Total associates				8,369	8,154	4,760
Yamal LNG(c)	20.02%	20.01%	—	702	495	—
Ichthys LNG Ltd(c)	24.00%	24.00%	—	79	82	—
Other	—	—	—	44	—	—
Total jointly-controlled entities				825	577	—
Total Upstream				9,194	8,731	4,760
CEPSA (Refining & Chemicals share)(b)	—	—	48.83%	—	—	1,487
Qatar Petrochemical Company Ltd.	20.00%	20.00%	20.00%	228	240	221
Saudi Aramco Total Refining & Petrochemicals	37.50%	37.50%	37.50%	177	121	51
Qatofin Company Limited	36.36%	36.36%	36.36%	285	136	27
Other	—	—	—	131	118	124
Total associates				821	615	1,910
Samsung Total Petrochemicals	50.00%	50.00%	50.00%	758	706	645
Total jointly-controlled entities				758	706	645
Total Refining & Chemicals				1,579	1,321	2,555
CEPSA (Marketing & Services share)(b)	—	—	48.83%	—	—	1,075
AMYRIS	18.50%	21.37%	22.03%	31	79	101
Other	—	—	—	158	197	139
Total associates				189	276	1,315
SARA	50.00%	50.00%	50.00%	122	125	134
TotalErg	49.00%	49.00%	49.00%	264	296	289
Other	—	—	—	51	—	80
Total jointly-controlled entities				437	421	503
Total Marketing & Services				626	697	1,818
Sanofi(a)	—	—	—	—	—	—
Total associates				—	—	—
Total jointly-controlled entities				—	—	—
Total Corporate				—	—	—
Total investments				11,399	10,749	9,133
Loans				2,360	2,246	2,383
Total investments and loans				13,759	12,995	11,516

(a)	End of the accounting for by the equity method of Sanofi as of July 1, 2010 (see Note 3 to the Consolidated Financial Statements).
(b)	Sale of CEPSA on July 29, 2011.
(c)	Investment accounted for by the equity method as from 2011.

	As of December 31,			For the year ended December 31,
	2012	2011	2010	2012	2011	2010
Equity in income (loss) (M€)	% owned			Equity in income (loss)
NLNG	15.00%	15.00%	15.00%	434	374	207
PetroCedeño — EM	30.32%	30.32%	30.32%	123	55	195
CEPSA (Upstream share)(b)	—	—	48.83%	—	15	57
Angola LNG Ltd.	13.60%	13.60%	13.60%	14	6	8
Qatargas	10.00%	10.00%	10.00%	233	196	136
FOSMAX	27.54%	27.60%	28.03%	11	13	—
Dolphin Energy Ltd (Del) Abu Dhabi	24.50%	24.50%	24.50%	125	131	121
Qatar Liquefied Gas Company Limited II (Train B)	16.70%	16.70%	16.70%	483	446	288
Yemen LNG Co	39.62%	39.62%	39.62%	84	130	37
Shtokman Development AG	25.00%	25.00%	25.00%	(7)	1	(5)
Novatek(c)	15.34%	14.09%	—	34	24	—
Other	—	—	—	331	320	157
Total associates				1,865	1,711	1,201
Yamal LNG(c)	20.02%	20.01%	—	(11)	—	—
Ichthys LNG Ltd(c)	24.00%	24.00%	—	(2)	(7)	—
Other	—	—	—	4	—	—
Total jointly-controlled entities				(9)	(7)	—
Total Upstream				1,856	1,704	1,201
CEPSA (Refining & Chemicals share)(b)	—	—	48.83%	—	32	164
Qatar Petrochemical Company Ltd.	20.00%	20.00%	20.00%	82	89	84
Saudi Aramco Total Refining & Petrochemicals	37.50%	37.50%	37.50%	(29)	(30)	(20)
Qatofin Company Limited	36.36%	36.36%	36.36%	152	98	36
Other	—	—	—	(30)	(8)	57
Total associates				175	181	321
Samsung Total Petrochemicals	50.00%	50.00%	50.00%	68	114	104
Total jointly-controlled entities				68	114	104
Total Refining & Chemicals				243	295	425
CEPSA (Marketing & Services share)(b)	—	—	48.83%	—	13	86
AMYRIS(a)	18.50%	21.37%	22.03%	(64)	(23)	(3)
Other	—	—	—	(14)	(27)	7
Total associates				(78)	(37)	90
SARA	50.00%	50.00%	50.00%	14	11	31
TotalErg	49.00%	49.00%	49.00%	(32)	7	(11)
Other	—	—	—	7	(55)	8
Total jointly-controlled entities				(11)	(37)	28
Total Marketing & Services				(89)	(74)	118
Sanofi (a)	—	—	—	—	—	209
Total associates					—	209
Total jointly-controlled entities				—	—	—
Total Corporate				—	—	209
Total investments				2,010	1,925	1,953

(a)	End of the accounting for by the equity method of Sanofi as of July 1, 2010 (see Note 3 to the Consolidated Financial Statements).
(b)	Sale of CEPSA on July 29th, 2011.
(c)	Investment accounted for by the equity method as from 2011.

The market value of the Group’s share in Novatek amounts to €3,996 million as of December 31, 2012 for an equity value of €3,815 million.

The equity value of the Group’s share in Shtokman Development AG amounts to €268 million as of December 31, 2012.

In 2007, TOTAL and Gazprom signed an agreement for the first phase of development of the Shtokman gas and condensates offshore field located in the Barents Sea. A joint venture, Shtokman Development AG (“SDAG”)

(TOTAL, 25%) was created in 2008 to design, build, finance and operate this first phase based on an initial development plan intended to produce 23.7 Bm3/y (0.4 Mboe/d) of gas, with half of the gas being piped to Europe and the other half being exported as LNG.

The studies performed on the Shtokman project demonstrated that initially selected technical solutions had too high capital and operating costs to provide an acceptable return on investment, and led the partners at the first quarter 2012 to redefine the development plan for LNG production only.

Within this framework, TOTAL and Gazprom are pursuing discussions so as to conclude a new agreement reflecting the revised development scheme and replacing the previous agreement of 2007, expired since July 1, 2012. In parallel, TOTAL and Gazprom are pursuing dialogue on technical studies to achieve an economically viable project.

In Group share, the main financial items of the equity affiliates are as follows:

As of December 31, (M€)	2012		2011		2010
	Associates	Jointly- controlled entities	Associates	Jointly- controlled entities	Associates	Jointly- controlled entities
Assets	18,937	4,673	18,088	3,679	19,192	2,770
Shareholders’ equity	9,379	2,020	9,045	1,704	7,985	1,148
Liabilities	9,558	2,653	9,043	1,975	11,207	1,622

	2012		2011		2010
For the year ended December 31, (M€)	Associates	Jointly- controlled entities	Associates	Jointly- controlled entities	Associates	Jointly- controlled entities
Revenues from sales	9,068	6,436	9,948	5,631	16,529	2,575
Pre-tax income	2,565	54	2,449	119	2,389	166
Income tax	(603)	(6)	(594)	(49)	(568)	(34)
Net income	1,962	48	1,855	70	1,821	132

13) OTHER INVESTMENTS

The investments detailed below are classified as “Financial assets available for sale” (see Note 1 paragraph M(ii) to the Consolidated Financial Statements).

As of December 31, 2012 (M€)	Carrying amount	Unrealized gain (loss)	Balance sheet value
Areva(b)	37	10	47
CME Group	1	7	8
Olympia Energy Fund — energy investment fund	38	(6)	32
Gevo	3	—	3
Other publicly traded equity securities	1	—	1
Total publicly traded equity securities(c)	80	11	91
BBPP	61	—	61
Ocensa(d)	83	—	83
BTC Limited	119	—	119
Other equity securities	836	—	836
Total other equity securities(c)	1,099	—	1,099
Other investments	1,179	11	1,190

As of December 31, 2011 (M€)	Carrying amount	Unrealized gain (loss)	Balance sheet value
Sanofi(a)	2,100	351	2,451
Areva(b)	69	1	70
Arkema	—	—	—
Chicago Mercantile Exchange Group	1	6	7
Olympia Energy Fund — energy investment fund	38	(5)	33
Gevo	15	(3)	12
Other publicly traded equity securities	3	(1)	2
Total publicly traded equity securities(c)	2,226	349	2,575
BBPP	62	—	62
Ocensa(d)	85	—	85
BTC Limited	132	—	132
Other equity securities	820	—	820
Total other equity securities(c)	1,099	—	1,099
Other investments	3,325	349	3,674

As of December 31, 2010 (M€)	Carrying amount	Unrealized gain (loss)	Balance sheet value
Sanofi(a)	3,510	(56)	3,454
Areva(b)	69	63	132
Arkema	—	—	—
Chicago Mercantile Exchange Group	1	9	10
Olympia Energy Fund — energy investment fund	37	(3)	34
Other publicly traded equity securities	2	(1)	1
Total publicly traded equity securities(c)	3,619	12	3,631
BBPP	60	—	60
BTC Limited	141	—	141
Other equity securities	758	—	758
Total other equity securities(c)	959	—	959
Other investments	4,578	12	4,590

(a)	End of the accounting for by the equity method of Sanofi as of July 1, 2010 (see Note 3 to the Consolidated Financial Statements).
(b)	Unrealized gain based on the investment certificate.
(c)	Including cumulative impairments of €669 million in 2012, €604 million in 2011 and €597 million in 2010.
(d)	End of the accounting for by the equity method of Ocensa in July 2011 (see Note 3 to the Consolidated Financial Statements).

14) OTHER NON-CURRENT ASSETS

As of December 31, 2012 (M€)	Gross value	Valuation allowance	Net value
Loans and advances(a)	2,593	(386)	2,207
Other	1,508		1,508
Total	4,101	(386)	3,715

As of December 31, 2011 (M€)	Gross value	Valuation allowance	Net value
Loans and advances(a)	2,454	(399)	2,055
Other	1,049	—	1,049
Total	3,503	(399)	3,104

As of December 31, 2010 (M€)	Gross value	Valuation allowance	Net value
Loans and advances(a)	2,060	(464)	1,596
Other	681	—	681
Total	2,741	(464)	2,277

(a)	Excluding loans to equity affiliates.

Changes in the valuation allowance on loans and advances are detailed as follows:

For the year ended December 31, (M€)	Valuation allowance as of January 1,	Increases	Decreases	Currency translation adjustment and other variations	Valuation allowance as of December 31,
2012	(399)	(16)	18	11	(386)
2011	(464)	(25)	122	(32)	(399)
2010	(587)	(33)	220	(64)	(464)

15) INVENTORIES

As of December 31, 2012 (M€)	Gross value	Valuation allowance	Net value
Crude oil and natural gas	3,044	(17)	3,027
Refined products	7,169	(86)	7,083
Chemicals products	1,440	(94)	1,346
Trading inventories	3,782	—	3,782
Other inventories	2,620	(461)	2,159
Total	18,055	(658)	17,397

As of December 31, 2011 (M€)	Gross value	Valuation allowance	Net value
Crude oil and natural gas	3,791	(24)	3,767
Refined products	7,483	(36)	7,447
Chemicals products	1,489	(103)	1,386
Trading inventories	3,233	—	3,233
Other inventories	2,695	(406)	2,289
Total	18,691	(569)	18,122

As of December 31, 2010 (M€)	Gross value	Valuation allowance	Net value
Crude oil and natural gas	3,402	—	3,402
Refined products	5,897	(28)	5,869
Chemicals products	1,350	(99)	1,251
Trading inventories	3,504	—	3,504
Other inventories	1,892	(318)	1,574
Total	16,045	(445)	15,600

Changes in the valuation allowance on inventories are as follows:

For the year ended December 31, (M€)	Valuation allowance as of January 1,	Increase (net)	Currency translation adjustment and other variations	Valuation allowance as of December 31,
2012	(569)	(96)	7	(658)
2011	(445)	(83)	(41)	(569)
2010	(417)	(39)	11	(445)

16) ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

As of December 31, 2012 (M€)	Gross value	Valuation allowance	Net value
Accounts receivable	19,678	(472)	19,206
Recoverable taxes	2,796	—	2,796
Other operating receivables	6,416	(258)	6,158
Deferred income tax	—	—	—
Prepaid expenses	1,085	—	1,085
Other current assets	47	—	47
Other current assets	10,344	(258)	10,086

As of December 31, 2011 (M€)	Gross value	Valuation allowance	Net value
Accounts receivable	20,532	(483)	20,049
Recoverable taxes	2,398	—	2,398
Other operating receivables	7,750	(283)	7,467
Deferred income tax	—	—	—
Prepaid expenses	840	—	840
Other current assets	62	—	62
Other current assets	11,050	(283)	10,767

As of December 31, 2010 (M€)	Gross value	Valuation allowance	Net value
Accounts receivable	18,635	(476)	18,159
Recoverable taxes	2,227	—	2,227
Other operating receivables	4,543	(136)	4,407
Deferred income tax	151	—	151
Prepaid expenses	657	—	657
Other current assets	41	—	41
Other current assets	7,619	(136)	7,483

Changes in the valuation allowance on “Accounts receivable” and “Other current assets” are as follows:

(M€)	Valuation allowance as of January 1,	Increase (net)	Currency translation adjustments and other variations	Valuation allowance as of December 31,
Accounts receivable
2012	(483)	(56)	67	(472)
2011	(476)	4	(11)	(483)
2010	(468)	(31)	23	(476)
Other current assets
2012	(283)	26	(1)	(258)
2011	(136)	(132)	(15)	(283)
2010	(69)	(66)	(1)	(136)

As of December 31, 2012, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” was €3,442 million, of which €2,025 million was due in less than 90 days, €679 million was due between 90 days and 6 months, €260 million was due between 6 and 12 months and €478 million was due after 12 months.

As of December 31, 2011, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” was €3,556 million, of which €1,857 million was due in less than 90 days, €365 million was due between 90 days and 6 months, €746 million was due between 6 and 12 months and €588 million was due after 12 months.

As of December 31, 2010, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” was €3,141 million, of which €1,885 million was due in less than 90 days, €292 million was due between 90 days and 6 months, €299 million was due between 6 and 12 months and €665 million was due after 12 months.

17) SHAREHOLDERS’ EQUITY

Number of TOTAL shares

The Company’s common shares, par value €2.50, as of December 31, 2012 are the only category of shares. Shares may be held in either bearer or registered form.

Double voting rights are granted to holders of shares that are fully-paid and held in the name of the same shareholder for at least two years, with due consideration for the total portion of the share capital represented. Double voting rights are also assigned to restricted shares in the event of an increase in share capital by incorporation of reserves, profits or premiums based on shares already held that are entitled to double voting rights.

Pursuant to the Company’s bylaws (Statutes), no shareholder may cast a vote at a shareholders’ meeting, either by himself or through an agent, representing more than 10% of the total voting rights for the Company’s shares. This limit applies to the aggregated amount of voting rights held directly, indirectly or through voting proxies. However, in the case of double voting rights, this limit may be extended to 20%.

These restrictions no longer apply if any individual or entity, acting alone or in concert, acquires at least two-thirds of the total share capital of the Company, directly or indirectly, following a public tender offer for all of the Company’s shares.

The authorized share capital amounts to 3,421,533,930 shares as of December 31, 2012 compared to 3,446,401,650 shares as of December 31, 2011 and 3,439,391,697 as of December 31, 2010.

Variation of the share capital

As of January 1, 2010		2,348,422,884
Shares issued in connection with:	Exercise of TOTAL share subscription options	1,218,047
As of January 1, 2011		2,349,640,931
Shares issued in connection with:	Capital increase reserved for employees	8,902,717
	Exercise of TOTAL share subscription options	5,223,665
As of December 31, 2011		2,363,767,313
Shares issued in connection with:	Capital increase as part of a global free share plan intended for the Group employees	1,366,950
	Exercise of TOTAL share subscription options	798,883
As of December 31, 2012(a)		2,365,933,146

(a)	Including 108,391,639 treasury shares deducted from consolidated shareholders’ equity.

The variation of both weighted-average number of shares and weighted-average number of diluted shares respectively used in the calculation of earnings per share and fully-diluted earnings per share is detailed as follows:

	2012	2011	2010
Number of shares as of January 1,	2,363,767,313	2,349,640,931	2,348,422,884
Number of shares issued during the year (pro rated)
Exercise of TOTAL share subscription options	663,429	3,412,123	412,114
Exercise of TOTAL share purchase options	—	—	984,800
TOTAL performance shares	991,126	978,503	416,420
Global free TOTAL share plan(a)	683,868	506	15
Capital increase reserved for employees	—	5,935,145	—
TOTAL shares held by TOTAL S.A. or by its subsidiaries and deducted from shareholders’ equity	(110,304,173)	(112,487,679)	(115,407,190)
Weighted-average number of shares	2,255,801,563	2,247,479,529	2,234,829,043
Dilutive effect
TOTAL share subscription and purchase options	247,527	470,095	1,758,006
TOTAL performance shares	7,748,805	6,174,808	6,031,963
Global free TOTAL share plan(a)	1,703,554	2,523,233	1,504,071
Capital increase reserved for employees	1,134,296	303,738	371,493
Weighted-average number of diluted shares	2,266,635,745	2,256,951,403	2,244,494,576

(a)	The Board of Directors approved on May 21, 2010 the implementation and conditions of a global free share plan intended for the Group employees.

Capital increase reserved for Group employees

The Combined General Meeting of May 11, 2012, in its seventeenth resolution, delegated to the Board of Directors the authority to carry out in one or more occasions within a maximum period of twenty-six months, a capital increase reserved for employees belonging to an employee savings plan.

The Combined General Meeting of May 11, 2012, in its eighteenth resolution, also delegated to the Board of Directors the powers necessary to accomplish in one or more occasions within a maximum period of eighteen months, a capital increase with the objective of providing employees with their registered office located outside France with benefits comparable to those granted to the employees included in the seventeenth resolution of the Combined General Meeting of May 11, 2012.

Pursuant to these delegations, the Board of Directors, during its September 18, 2012, meeting, decided to proceed with a capital increase reserved for employees that included a classic offering and a leverage offering depending on the employees’ choice, within the limit of 18 million shares with dividend rights as of January 1, 2012, and delegated to the Chairman and Chief Executive Officer all powers to determine the opening and closing of the subscription period and the subscription price. This capital increase, opened in 2013, should be completed before the General Meeting of 2013.

The prior capital increase reserved for employees of the Group was decided by the Board of Directors on October 28, 2010, under the terms of the authorization of the Combined General Meeting of May 21, 2010, and resulted in the subscription of 8,902,717 shares with a par value of €2.5 at a unit price of €34.80. The issuance of the shares was acknowledged on April 28, 2011.

Capital increase as part of a global free share plan intended for Group employees

The Shareholders’ Meeting held on May 16, 2008, in its seventeenth resolution, delegated to the Board of Directors the authority to grant, in one or more occasions within a maximum period of thirty-eight months, restricted shares to employees and executive officers of the Company or companies outside France affiliated with the Company, within a limit of 0.8% of the outstanding share capital of the Company as of the date of the decision of the Board of Directors to grant such shares.

Pursuant to this delegation, the Board of Directors, during its May 21, 2010 meeting, determined the terms of a global free share plan intended for Group employees and granted the Chairman and Chief Executive Officer all powers necessary to implement this plan.

As a result, on July 2, 2012, the Chairman and Chief Executive Officer of the Group acknowledged the issuance and the final allocation of 1,366,950 ordinary shares with a nominal value of €2.50 to beneficiaries designated by the terms defined by the Board of Directors meeting held on May 21, 2010.

On December 31, 2012, 974,900 additional shares may be issued as part of this plan.

Share cancellation

The Group did not proceed with a reduction of capital by cancellation of shares held by the Company during the fiscal years 2010, 2011 and 2012.

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of December 31, 2012, TOTAL S.A. holds 8,060,371 of its own shares, representing 0,34% of its share capital, detailed as follows:

•	7,994,470 shares allocated to TOTAL share grant plans for Group employees; and

•	65,901 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares are deducted from the consolidated shareholders’ equity.

As of December 31, 2011, TOTAL S.A. held 9,222,905 of its own shares, representing 0.39% of its share capital, detailed as follows:

•	6,712,528 shares allocated to TOTAL share grant plans for Group employees;

•	2,510,377 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares were deducted from the consolidated shareholders’ equity.

As of December 31, 2010, TOTAL S.A. held 12,156,411 of its own shares, representing 0.52% of its share capital, detailed as follows:

•	6,012,460 shares allocated to TOTAL share grant plans for Group employees;

•	6,143,951 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares were deducted from the consolidated shareholders’ equity.

TOTAL shares held by Group subsidiaries

As of December 31, 2012, 2011 and 2010, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.24% of its share capital as of December 31, 2012, 4.24% of its share capital as of December 31, 2011 and 4.27% of its share capital as of December 31, 2010 detailed as follows:

•	2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.; and

•	98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval), 100% indirectly controlled by TOTAL S.A.

These shares are deducted from the consolidated shareholders’ equity.

Dividend

TOTAL S.A. paid on March 22, 2012, the third quarterly interim dividend of €0.57 per share for the fiscal year 2011 (the ex-dividend date was March 19, 2012). TOTAL S.A. also paid on June 21, 2012, the balance of the dividend of €0.57 per share for the 2011 fiscal year (the ex-dividend date was June 18, 2012).

In addition, TOTAL S.A. paid two quarterly interim dividends for the fiscal year 2012:

•

the first quarterly interim dividend of €0.57 per share for the fiscal year 2012, decided by the Board of Directors on April 26, 2012, was paid on September 27, 2012 (the ex-dividend date was September 24, 2012); and

•

the second quarterly interim dividend of €0.59 per share for the fiscal year 2012, decided by the Board of Directors on July 26, 2012, was paid on December 20, 2012 (the ex-dividend date was December 17, 2012).

The Board of Directors, during its October 30, 2012 meeting, decided to set the third quarterly interim dividend for the fiscal year 2012 at €0.59 per share. This interim dividend will be paid on March 21, 2013 (the ex-dividend date will be March 18, 2013).

A resolution will be submitted at the shareholders’ meeting on May 17, 2013 to pay a dividend of €2.34 per share for the 2012 fiscal year, i.e. a balance of €0.59 per share to be distributed after deducting the quarterly interim dividend of €0.57 and the two quarterly interim dividends of €0.59 per share that will have already been paid.

Paid-in surplus

In accordance with French law, the paid-in surplus corresponds to premiums related to shares, contributions or mergers of the parent company which can be capitalized or used to offset losses if the legal reserve has reached its minimum required level. The amount of the paid-in surplus may also be distributed subject to taxation except in cases of a refund of shareholder contributions to.

As of December 31, 2012, paid-in surplus amounted to €27,684 million (€27,655 million as of December 31, 2011 and €27,208 million as of December 31, 2010).

Reserves

Under French law, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the nominal value of the share capital. This reserve cannot be distributed to the shareholders other than upon liquidation but can be used to offset losses.

If wholly distributed, the unrestricted reserves of the parent company would be taxed for an approximate amount of €539 million as of December 31, 2012 (€539 million as of December 31, 2011 and €514 million as of December 31, 2010) with regards to additional corporation tax to be applied on regulatory reserves so that they become distributable.

Furthermore, the additional tax to corporate income tax of 3%, due on dividends distributed by French companies or foreign organizations subject to corporate income in France, established by the second corrective finance act for 2012 would be payable for an amount of €375 million.

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

For the year ended December 31, (M€)	2012		2011		2010
Currency translation adjustment		(701)		1,498		2,231
— Unrealized gain/(loss) of the period	(712)		1,435		2,234
— Less gain/(loss) included in net income	(11)		(63)		3
Available for sale financial assets		(338)		337		(100)
— Unrealized gain/(loss) of the period	63		382		(50)
— Less gain/(loss) included in net income	401		45		50
Cash flow hedge		65		(84)		(80)
— Unrealized gain/(loss) of the period	152		(131)		(195)
— Less gain/(loss) included in net income	87		(47)		(115)

Share of other comprehensive income of equity affiliates, net amount		160		(15)		302
Other		(13)		(2)		(7)
— Unrealized gain/(loss) of the period	(13)		(2)		(7)
— Less gain/(loss) included in net income	—		—		—
Tax effect		63		(55)		28
Total other comprehensive income, net amount		(764)		1,679		2,374

Tax effects relating to each component of other comprehensive income are as follows:

	2012			2011			2010
For the year ended December 31, (M€)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Currency translation adjustment	(701)	—	(701)	1,498	—	1,498	2,231	—	2,231
Available for sale financial assets	(338)	89	(249)	337	(93)	244	(100)	2	(98)
Cash flow hedge	65	(26)	39	(84)	38	(46)	(80)	26	(54)
Share of other comprehensive income of equity affiliates, net amount	160	—	160	(15)	—	(15)	302	—	302
Other	(13)	—	(13)	(2)	—	(2)	(7)	—	(7)
Total other comprehensive income	(827)	63	(764)	1,734	(55)	1,679	2,346	28	2,374

18) EMPLOYEE BENEFITS OBLIGATIONS

Liabilities for employee benefits obligations consist of the following:

As of December 31, (M€)	2012	2011	2010
Pension benefits liabilities	1,077	1,268	1,268
Other benefits liabilities	627	620	605
Restructuring reserves (early retirement plans)	269	344	298
Total	1,973	2,232	2,171
Net liabilities relating to assets held for sale	4	—	—

The Group’s main defined benefit pension plans are located in France, in the United Kingdom, in the United States, in Belgium and in Germany. Their main characteristics are the following:

•	The benefits are usually based on the final salary and seniority;

•	They are usually funded (pension fund or insurer); and

•	They are closed to new employees who benefit from defined contribution pension plans.

The pension benefits include also termination indemnities and early retirement benefits.

The other benefits are the employer contribution to post-employment medical care.

The fair value of the defined benefit obligation and plan assets in the Consolidated Financial Statements is detailed as follows:

	Pension benefits			Other benefits
As of December 31, (M€)	2012	2011	2010	2012	2011	2010
Change in benefit obligation
Benefit obligation at beginning of year	9,322	8,740	8,169	628	623	547
Service cost	180	163	159	14	13	11
Interest cost	429	420	441	29	28	29
Curtailments	(1)	(24)	(4)	—	(1)	(3)
Settlements	—	(111)	(60)	—	—	—
Special termination benefits	—	—	—	—	—	1
Plan participants’ contributions	9	9	11	—	—	—
Benefits paid	(549)	(451)	(471)	(37)	(34)	(33)
Plan amendments	205	33	28	8	4	1
Actuarial losses (gains)	1,217	435	330	58	(9)	57
Foreign currency translation and other	81	108	137	1	4	13
Benefit obligation at year-end	10,893	9,322	8,740	701	628	623
Change in fair value of plan assets
Fair value of plan assets at beginning of year	(7,028)	(6,809)	(6,286)	—	—	—
Expected return on plan assets	(378)	(385)	(396)	—	—	—
Actuarial losses (gains)	(327)	155	(163)	—	—	—
Settlements	—	80	56	—	—	—
Plan participants’ contributions	(9)	(9)	(11)	—	—	—
Employer contributions	(787)	(347)	(269)	—	—	—
Benefits paid	452	386	394	—	—	—
Foreign currency translation and other	(71)	(99)	(134)	—	—	—
Fair value of plan assets at year-end	(8,148)	(7,028)	(6,809)	—	—	—
Unfunded status	2,745	2,294	1,931	701	628	623
Unrecognized prior service cost	(249)	(78)	(105)	3	9	10
Unrecognized actuarial (losses) gains	(2,510)	(1,713)	(1,170)	(75)	(17)	(28)
Asset ceiling	10	10	9	—	—	—
Net recognized amount	(4)	513	665	629	620	605
Pension benefits and other benefits liabilities	1,077	1,268	1,268	627	620	605
Other non-current assets	(1,083)	(755)	(603)	—	—	—
Net benefit liabilities relating to assets held for sale	2	—	—	2	—	—

As of December 31, 2012, the fair value of pension benefits and other pension benefits which are entirely or partially funded amounts to €9,918 million and the present value of the unfunded benefits amounts to €1,677 million (against €8,277 million and €1,673 million respectively as of December 31, 2011 and €7,727 million and €1,636 million respectively as of December 31, 2010).

The experience actuarial (gains) losses related to the defined benefit obligation and the fair value of plan assets are as follows:

For the year ended December 31, (M€)	2012	2011	2010	2009	2008
Experience actuarial (gains) losses related to the defined benefit obligation	147	(58)	(54)	(108)	12
Experience actuarial (gains) losses related to the fair value of plan assets	(327)	155	(163)	(317)	1,099

As of December 31, (M€)	2012	2011	2010	2009	2008
Pension benefits
Benefit obligation	10,893	9,322	8,740	8,169	7,405
Fair value of plan assets	(8,148)	(7,028)	(6,809)	(6,286)	(5,764)
Unfunded status	2,745	2,294	1,931	1,883	1,641
Other benefits
Benefits obligation	701	628	623	547	544
Fair value of plan assets	—	—	—	—	—
Unfunded status	701	628	623	547	544

The Group expects to contribute €158 million to its pension plans in 2013.

Estimated future payments (M€)	Pension benefits	Other benefits
2013	503	37
2014	538	36
2015	544	37
2016	546	36
2017	583	37
2018-2022	2,945	191

Asset allocation	Pension benefits
As of December 31,	2012	2011	2010
Equity securities	29%	29%	34%
Debt securities	64%	64%	60%
Monetary	3%	4%	3%
Real estate	4%	3%	3%

The Group’s assumptions of expected returns on assets are built up by asset class and by country based on long-term bond yields and risk premiums.

The discount rate retained is determined by reference to the high quality rates for AA-rated prime corporate bonds for a duration equivalent to that of the obligations. It derives from a benchmark per country of different market data at the closing date.

Assumptions used to determine benefits obligations		Pension benefits			Other benefits
As of December 31,		2012	2011	2010	2012	2011	2010
Discount rate (weighted average for all regions)		3.79%	4.61%	5.01%	3.82%	4.70%	5.00%
	Of which Euro zone	3.20%	4.21%	4.58%	3.19%	4.25%	4.55%
	Of which United States	4.00%	5.00%	5.49%	4.00%	4.97%	5.42%
	Of which United Kingdom	4.25%	4.75%	5.50%	—	—	—
Average expected rate of salary increase		4.60%	4.69%	4.55%	—	—	—
Expected rate of healthcare inflation
— initial rate		—	—	—	4.54%	4.82%	4.82%
— ultimate rate		—	—	—	3.74%	3.77%	3.75%

Assumptions used to determine the net periodic benefit cost (income)		Pension benefits			Other benefits
For the year ended December 31,		2012	2011	2010	2012	2011	2010
Discount rate (weighted average for all regions)		4.61%	5.01%	5.41%	4.70%	5.00%	5.60%
	Of which Euro zone	4.21%	4.58%	5.12%	4.25%	4.55%	5.18%
	Of which United States	5.00%	5.49%	6.00%	4.97%	5.42%	5.99%
	Of which United Kingdom	4.75%	5.50%	5.50%	—	—	—
Average expected rate of salary increase		4.69%	4.55%	4.50%	—	—	—
Expected return on plan assets		5.35%	5.90%	6.39%	—	—	—
Expected rate of healthcare inflation
— initial rate		—	—	—	4.82%	4.82%	4.91%
— ultimate rate		—	—	—	3.77%	3.75%	3.79%

A 0.5% increase or decrease in discount rates – all other things being equal – would have the following approximate impact on the benefit obligation:

(M€)	0.5% increase	0.5% decrease
Benefit obligation as of December 31, 2012	(683)	765
2013 net periodic benefit cost (income)	(26)	25

The components of the net periodic benefit cost (income) in 2012, 2011 and 2010 are:

	Pension benefits			Other benefits
For the year ended December 31, (M€)	2012	2011	2010	2012	2011	2010
Service cost	180	163	159	14	13	11
Interest cost	429	420	441	29	28	29
Expected return on plan assets	(378)	(385)	(396)	—	—	—
Amortization of prior service cost	31	58	74	2	2	(5)
Amortization of actuarial losses (gains)	101	46	66	1	—	(4)
Asset ceiling	—	2	(3)	—	—	—
Curtailments	(1)	(22)	(3)	—	(1)	(3)
Settlements	—	(9)	7	—	—	—
Special termination benefits	—	—	—	—	—	1
Net periodic benefit cost (income)	362	273	345	46	42	29

A positive or negative change of one-percentage-point in the healthcare inflation rate would have the following approximate impact:

(M€)	1% increase	1% decrease
Benefit obligation as of December 31, 2012	100	(77)
2012 net periodic benefit cost (income)	5	(5)

19) PROVISIONS AND OTHER NON-CURRENT LIABILITIES

As of December 31, (M€)	2012	2011	2010
Litigations and accrued penalty claims	930	572	485
Provisions for environmental contingencies	556	600	644
Asset retirement obligations	7,624	6,884	5,917
Other non-current provisions	1,028	1,099	1,116
Other non-current liabilities	1,447	1,754	936
Total	11,585	10,909	9,098

In 2012, litigation reserves mainly include a provision of $398 million in relation to a transaction in progress with the United States Securities and Exchange Commission (SEC) and the Department of Justice (DoJ) in the United States (see Note 32 to the Consolidated Financial Statements). It also includes a provision covering risks concerning antitrust investigations related to Arkema for an amount of €17 million as of December 31, 2012. Other risks and commitments that give rise to contingent liabilities are described in Note 32 to the Consolidated Financial Statements.

In 2012, other non-current provisions mainly include:

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for €17 million as of December 31, 2012;

•	Provisions related to restructuring activities in the Refining & Chemicals and Marketing & Services segments for €196 million as of December 31, 2012; and

•	Provisions for financial risks related to non-consolidated and equity consolidated affiliates for €147 million as of December 31, 2012;

•	The contingency reserve regarding to guarantees granted in relation to solar panels of SunPower for €89 million as of December 31, 2012.

In 2012, other non-current liabilities mainly include debts (whose maturity is more than one year) related to fixed assets acquisitions. This heading is mainly composed of a €737 million debt related to the acquisition of an interest in the liquids-rich area of the Utica shale play (see Note 3 to the Consolidated Financial Statements).

In 2011, litigation reserves mainly included a provision covering risks concerning antitrust investigations related to Arkema amounting to €17 million as of December 31, 2011. Other risks and commitments that give rise to contingent liabilities are described in Note 32 to the Consolidated Financial Statements.

In 2011, other non-current provisions mainly included:

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for €21 million as of December 31, 2011;

•	Provisions related to restructuring activities in the Refining & Chemicals and Marketing & Services segments for €227 million as of December 31, 2011; and

•	The contingency reserve related to the Buncefield depot explosion (civil liability) for €80 million as of December 31, 2011.

In 2011, other non-current liabilities mainly included debts (whose maturity is more than one year) related to fixed assets acquisitions. This heading was mainly composed of a €991 million debt related to the acquisition of an interest in the liquids-rich area of the Utica shale play (see Note 3 to the Consolidated Financial Statements).

In 2010, litigation reserves mainly included a provision covering risks concerning antitrust investigations related to Arkema amounting to €17 million as of December 31, 2010. Other risks and commitments that give rise to contingent liabilities are described in Note 32 to the Consolidated Financial Statements.

In 2010, other non-current provisions mainly included:

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability) for €31 million as of December 31, 2010;

•	Provisions related to restructuring activities in the Refining & Chemicals and Marketing & Services segments for €261 million as of December 31, 2010; and

•	The contingency reserve related to the Buncefield depot explosion (civil liability) for €194 million as of December 31, 2010.

In 2010, other non-current liabilities mainly included debts (whose maturity is more than one year) related to fixed assets acquisitions.

Changes in provisions and other non-current liabilities

Changes in provisions and other non-current liabilities are as follows:

(M€)	As of January 1,	Allowances	Reversals	Currency translation adjustment	Other	As of December 31,
2012	10,909	1,217	(887)	47	299	11,585
2011	9,098	921	(798)	227	1,461	10,909
2010	9,381	1,052	(971)	497	(861)	9,098

Allowances

In 2012, allowances of the period (€1,217 million) mainly include:

•	Asset retirement obligations for €405 million (accretion);

•	Environmental contingencies for €74 million in the Marketing & Services and Refining & Chemicals segments;

•	Provisions related to restructuring of activities for €74 million.

•

A provision of $398 million in relation to a transaction in progress with the United States Securities and Exchange Commission (SEC) and the Department of Justice (DoJ) in the United States (see Note 32 to the Consolidated Financial Statements).

In 2011, allowances of the period (€921 million) mainly included:

•	Asset retirement obligations for €344 million (accretion);

•	Environmental contingencies for €100 million in the Downstream and Chemicals segments; and

•	Provisions related to restructuring of activities for €79 million.

In 2010, allowances of the period (€1,052 million) mainly included:

•	Asset retirement obligations for €338 million (accretion);

•	Environmental contingencies for €88 million in the Downstream and Chemicals segments;

•	The contingency reserve related to the Buncefield depot explosion (civil liability) for €79 million; and

•	Provisions related to restructuring of activities for €226 million.

Reversals

In 2012, reversals of the period (€887 million) are mainly related to the following incurred expenses:

•	Provisions for asset retirement obligations for €314 million;

•	Environmental contingencies written back for €109 million;

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for €10 million;

•	The contingency reserve related to the Buncefield depot explosion (civil liability), written back for €81 million; and

•	Provisions for restructuring and social plans written back for €111 million.

In 2011, reversals of the period (€798 million) were mainly related to the following incurred expenses:

•	Provisions for asset retirement obligations for €189 million;

•	Environmental contingencies written back for €70 million;

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for €10 million;

•	The contingency reserve related to the Buncefield depot explosion (civil liability), written back for €116 million; and

•	Provisions for restructuring and social plans written back for €164 million.

In 2010, reversals of the period (€971 million) were mainly related to the following incurred expenses:

•	Provisions for asset retirement obligations for €214 million;

•	€26 million for litigation reserves in connection with antitrust investigations;

•	Environmental contingencies written back for €66 million;

•	The contingency reserve related to the Toulouse-AZF plant explosion (civil liability), written back for €9 million;

•	The contingency reserve related to the Buncefield depot explosion (civil liability), written back for €190 million; and

•	Provisions for restructuring and social plans written back for €60 million.

Changes in the asset retirement obligation

Changes in the asset retirement obligation are as follows:

(M€)	As of January 1,	Accretion	Revision in estimates	New obligations	Spending on existing obligations	Currency translation adjustment	Other	As of December 31,
2012	6,884	405	183	115	(314)	82	269	7,624
2011	5,917	344	330	323	(189)	150	9	6,884
2010	5,469	338	79	175	(214)	316	(246)	5,917

In 2012 the heading “Other” includes €385 million increase in provisions to cover the costs of abandonment of wells in the Elgin-Franklin field (Great Britain) that will not return to production, and a €183 million increase in provisions for the restoration of the Lacq site in France on which activities are going to be stopped. These amounts are partially offset by sales of assets notably in Great Britain and Norway that have been reclassified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” (see Note 34 to the Consolidated Financial Statements).

20) FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS

A)	NON-CURRENT FINANCIAL DEBT AND RELATED FINANCIAL INSTRUMENTS

As of December 31, 2012 (M€) (Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	713	21,561	22,274
of which hedging instruments of non-current financial debt (liabilities)	—	11	11
Hedging instruments of non-current financial debt (assets)(a)	—	(1,626)	(1,626)
Non-current financial debt — net of hedging instruments	713	19,935	20,648
Bonds after fair value hedge	—	15,227	15,227
Fixed rate bonds and bonds after cash flow hedge	—	4,504	4,504
Bank and other, floating rate	306	29	335
Bank and other, fixed rate	81	168	249
Financial lease obligations	326	7	333
Non-current financial debt — net of hedging instruments	713	19,935	20,648

(a)	See the description of these hedging instruments in Notes 1 paragraph M(iii) “Long-term financing”, 28 and 29 to the Consolidated Financial Statements.

As of December 31, 2011 (M€) (Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	349	22,208	22,557
of which hedging instruments of non-current financial debt (liabilities)	—	146	146
Hedging instruments of non-current financial debt (assets)(a)	—	(1,976)	(1,976)
Non-current financial debt — net of hedging instruments	349	20,232	20,581
Bonds after fair value hedge	—	15,148	15,148
Fixed rate bonds and bonds after cash flow hedge	—	4,424	4,424
Bank and other, floating rate	129	446	575
Bank and other, fixed rate	76	206	282
Financial lease obligations	144	8	152
Non-current financial debt — net of hedging instruments	349	20,232	20,581

(a)	See the description of these hedging instruments in Notes 1 paragraph M(iii) “Long-term financing”, 28 and 29 to the Consolidated Financial Statements.

As of December 31, 2010 (M€) (Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	287	20,496	20,783
of which hedging instruments of non-current financial debt (liabilities)	—	178	178
Hedging instruments of non-current financial debt (assets)(a)	—	(1,870)	(1,870)
Non-current financial debt — net of hedging instruments	287	18,626	18,913
Bonds after fair value hedge	—	15,491	15,491
Fixed rate bonds and bonds after cash flow hedge	—	2,836	2,836
Bank and other, floating rate	47	189	236
Bank and other, fixed rate	65	110	175
Financial lease obligations	175	—	175
Non-current financial debt — net of hedging instruments	287	18,626	18,913

(a)	See the description of these hedging instruments in Notes 1 paragraph M(iii) “Long-term financing”, 28 and 29 to the Consolidated Financial Statements.

Fair value of bonds, as of December 31, 2012, after taking into account currency and interest rates swaps, is detailed as follows:

Bonds after fair value hedge (M€)	Year of issue	Fair value after hedging as of December 31, 2012	Fair value after hedging as of December 31, 2011	Fair value after hedging as of December 31, 2010	Currency	Maturity	Initial rate before hedging instruments
Parent company
Bond	1998	127	129	125	FRF	2013	5.000%
Current portion (less than one year)		(127)	—	—
Total Parent company		—	129	125

Bonds after fair value hedge (M€)	Year of issue	Fair value after hedging as of December 31, 2012	Fair value after hedging as of December 31, 2011	Fair value after hedging as of December 31, 2010	Currency	Maturity	Initial rate before hedging instruments
TOTAL CAPITAL(a)
Bond	2002	—	15	15	USD	2012	5.890%
Bond	2003	23	23	22	USD	2013	4.500%
Bond	2004	—	—	57	AUD	2011	5.750%
Bond	2004	—	—	116	CAD	2011	4.875%
Bond	2004	—	—	235	USD	2011	4.125%
Bond	2004	—	—	75	USD	2011	4.125%
Bond	2004	—	129	125	CHF	2012	2.375%
Bond	2004	51	52	51	NZD	2014	6.750%
Bond	2005	—	—	57	AUD	2011	5.750%
Bond	2005	—	—	60	CAD	2011	4.000%
Bond	2005	—	—	120	CHF	2011	1.625%
Bond	2005	—	—	226	CHF	2011	1.625%
Bond	2005	—	—	139	USD	2011	4.125%

Bonds after fair value hedge (M€)	Year of issue	Fair value after hedging as of December 31, 2012	Fair value after hedging as of December 31, 2011	Fair value after hedging as of December 31, 2010	Currency	Maturity	Initial rate before hedging instruments
Bond	2005	—	63	63	AUD	2012	5.750%
Bond	2005	—	200	194	CHF	2012	2.135%
Bond	2005	—	65	65	CHF	2012	2.135%
Bond	2005	—	97	97	CHF	2012	2.375%
Bond	2005	—	404	391	EUR	2012	3.250%
Bond	2005	—	57	57	NZD	2012	6.500%
Bond	2006	—	—	42	EUR	2011	EURIBOR 3 months +0.040%
Bond	2006	—	—	300	EUR	2011	3.875%
Bond	2006	—	—	150	EUR	2011	3.875%
Bond	2006	—	—	300	EUR	2011	3.875%
Bond	2006	—	—	120	USD	2011	5.000%
Bond	2006	—	—	300	EUR	2011	3.875%
Bond	2006	—	—	472	USD	2011	5.000%
Bond	2006	—	62	62	AUD	2012	5.625%
Bond	2006	—	72	72	CAD	2012	4.125%
Bond	2006	—	100	100	EUR	2012	3.250%
Bond	2006	—	74	74	GBP	2012	4.625%
Bond	2006	—	100	100	EUR	2012	3.250%
Bond	2006	125	125	125	CHF	2013	2.510%
Bond	2006	127	127	127	CHF	2014	2.635%
Bond	2006	130	130	130	CHF	2016	2.385%
Bond	2006	65	65	65	CHF	2016	2.385%
Bond	2006	64	64	64	CHF	2016	2.385%
Bond	2006	63	63	63	CHF	2016	2.385%
Bond	2006	129	129	129	CHF	2018	3.135%
Bond	2007	—	—	77	USD	2011	5.000%
Bond	2007	—	370	370	USD	2012	5.000%
Bond	2007	—	222	222	USD	2012	5.000%
Bond	2007	—	61	61	AUD	2012	6.500%
Bond	2007	—	72	72	CAD	2012	4.125%
Bond	2007	—	71	71	GBP	2012	4.625%
Bond	2007	300	300	300	EUR	2013	4.125%
Bond	2007	73	73	73	GBP	2013	5.500%
Bond	2007	305	306	306	GBP	2013	5.500%
Bond	2007	72	72	72	GBP	2013	5.500%
Bond	2007	248	248	248	CHF	2014	2.635%
Bond	2007	31	31	31	JPY	2014	1.505%
Bond	2007	61	61	61	CHF	2014	2.635%
Bond	2007	49	49	49	JPY	2014	1.723%
Bond	2007	121	121	121	CHF	2015	3.125%
Bond	2007	300	300	300	EUR	2017	4.700%
Bond	2007	76	76	76	CHF	2018	3.135%
Bond	2007	60	60	60	CHF	2018	3.135%
Bond	2008	—	—	92	AUD	2011	7.500%
Bond	2008	—	—	100	EUR	2011	3.875%
Bond	2008	—	—	150	EUR	2011	3.875%
Bond	2008	—	—	50	EUR	2011	3.875%
Bond	2008	—	—	50	EUR	2011	3.875%
Bond	2008	—	—	60	JPY	2011	EURIBOR 6 months + 0.018%
Bond	2008	—	—	102	USD	2011	3.750%
Bond	2008	—	62	62	CHF	2012	2.135%
Bond	2008	—	124	124	CHF	2012	3.635%
Bond	2008	—	46	46	CHF	2012	2.385%
Bond	2008	—	92	92	CHF	2012	2.385%

Bonds after fair value hedge (M€)	Year of issue	Fair value after hedging as of December 31, 2012	Fair value after hedging as of December 31, 2011	Fair value after hedging as of December 31, 2010	Currency	Maturity	Initial rate before hedging instruments
Bond	2008	—	64	64	CHF	2012	2.385%
Bond	2008	—	50	50	EUR	2012	3.250%
Bond	2008	—	63	63	GBP	2012	4.625%
Bond	2008	—	63	63	GBP	2012	4.625%
Bond	2008	—	63	63	GBP	2012	4.625%
Bond	2008	—	62	62	NOK	2012	6.000%
Bond	2008	—	69	69	USD	2012	5.000%
Bond	2008	60	60	60	AUD	2013	7.500%
Bond	2008	61	61	61	AUD	2013	7.500%
Bond	2008	127	128	127	CHF	2013	3.135%
Bond	2008	62	62	62	CHF	2013	3.135%
Bond	2008	200	200	200	EUR	2013	4.125%
Bond	2008	100	100	100	EUR	2013	4.125%
Bond	2008	999	1,000	1,000	EUR	2013	4.750%
Bond	2008	63	63	63	GBP	2013	5.500%
Bond	2008	149	149	149	JPY	2013	EURIBOR 6 months + 0.008%
Bond	2008	191	191	191	USD	2013	4.000%
Bond	2008	61	61	61	CHF	2015	3.135%
Bond	2008	62	62	62	CHF	2015	3.135%
Bond	2008	61	61	61	CHF	2015	3.135%
Bond	2008	62	62	62	CHF	2018	3.135%
Bond	2009	56	56	56	AUD	2013	5.500%
Bond	2009	54	54	54	AUD	2013	5.500%
Bond	2009	236	236	236	CHF	2013	2.500%
Bond	2009	77	77	77	USD	2013	4.000%
Bond	2009	131	131	131	CHF	2014	2.625%
Bond	2009	998	998	997	EUR	2014	3.500%
Bond	2009	150	150	150	EUR	2014	3.500%
Bond	2009	40	40	40	HKD	2014	3.240%
Bond	2009	105	107	103	AUD	2015	6.000%
Bond	2009	550	550	550	EUR	2015	3.625%
Bond	2009	684	684	684	USD	2015	3.125%
Bond	2009	227	232	224	USD	2015	3.125%
Bond	2009	99	99	99	CHF	2016	2.385%
Bond	2009	115	115	115	GBP	2017	4.250%
Bond	2009	225	225	225	GBP	2017	4.250%
Bond	2009	448	448	448	EUR	2019	4.875%
Bond	2009	69	69	69	HKD	2019	4.180%
Bond	2009	—	—	374	USD	2021	4.250%
Bond	2010	103	105	102	AUD	2014	5.750%
Bond	2010	69	70	68	AUD	2015	6.000%
Bond	2010	70	71	69	AUD	2015	6.000%
Bond	2010	64	64	64	AUD	2015	6.000%
Bond	2010	109	111	108	CAD	2014	2.500%
Bond	2010	482	491	476	EUR	2022	3.125%
Bond	2010	53	54	53	NZD	2014	4.750%
Bond	2010	189	193	187	USD	2015	2.875%
Bond	2010	947	966	935	USD	2015	3.000%
Bond	2010	757	773	748	USD	2016	2.300%
Bond	2011	586	597	—	USD	2018	3.875%
Bond	2011	113	116	—	USD	2016	6.500%
Current portion (less than one year)		(3,333)	(2,992)	(3,450)
Total TOTAL CAPITAL		9,204	12,617	15,143

Bonds after fair value hedge (M€)	Year of issue	Fair value after hedging as of December 31, 2012	Fair value after hedging as of December 31, 2011	Fair value after hedging as of December 31, 2010	Currency	Maturity	Initial rate before hedging instruments
TOTAL CAPITAL CANADA Ltd.(b)
Bond	2011	567	565	—	CAD	2014	1.625%
Bond	2011	567	565	—	CAD	2014	USLIBOR 3 months + 0.38%
Bond	2011	76	75	—	CAD	2014	5.750%
Bond	2011	743	738	—	CAD	2013	USLIBOR 3 months + 0.09%
Bond	2011	83	82	—	CAD	2016	4.000%
Bond	2011	69	69	—	CAD	2016	3.625%
Current portion (less than one year)		(743)	—	—
Total TOTAL CAPITAL CANADA Ltd.		1,362	2,094	—
TOTAL CAPITAL INTERNATIONAL(c)
Bond	2012	78	—	—	USD	2017	4.875%
Bond	2012	758	—	—	USD	2017	1.500%
Bond	2012	116	—	—	USD	2017	4.125%
Bond	2012	1,137	—	—	USD	2017	1.550%
Bond	2012	76	—	—	USD	2016	2.250%
Bond	2012	111	—	—	USD	2017	2.250%
Bond	2012	485	—	—	USD	2023	2.125%
Bond	2012	379	—	—	USD	2016	0.750%
Bond	2012	757	—	—	USD	2023	2.700%
Bond	2012	80	—	—	USD	2017	2.250%
Bond	2012	79	—	—	USD	2017	3.875%
Bond	2012	76	—	—	USD	2017	2.000%
Current portion (less than one year)		—	—	—
TOTAL CAPITAL INTERNATIONAL		4,132	—	—
Other consolidated subsidiaries		529	308	223
Total bonds after fair value hedge		15,227	15,148	15,491

Bonds after cash flow hedge and fix rate bonds (M€)	Year of issue	Amount after hedging as of December 31, 2012	Amount after hedging as of December 31, 2011	Amount after hedging as of December 31, 2010	Currency	Maturity	Initial rate before hedging instruments
TOTAL CAPITAL(a)
Bond	2005	—	294	293	GBP	2012	4.625%
Bond	2009	701	744	691	EUR	2019	4.875%
Bond	2009	379	386	—	USD	2021	4.250%
Bond	2009	926	1,016	917	EUR	2024	5.125%
Bond	2010	947	966	935	USD	2020	4.450%
Bond	2011	379	386	—	USD	2021	4.125%
Current portion (less than one year)		—	(294)	—
Total TOTAL CAPITAL		3,332	3,498	2,836
TOTAL CAPITAL INTERNATIONAL(c)
Bond	2012	758	—	—	USD	2022	2.875%
Current portion (less than one year)		—	—	—
Total TOTAL CAPITAL INTERNATIONAL		758	—	—
Other consolidated subsidiaries		414	926	—
Total Bonds after cash flow hedge		4,504	4,424	2,836

(a)	TOTAL CAPITAL is a wholly-owned indirect subsidiary of TOTAL S.A. (with the exception of one share held by each member of its Board of Directors). It acts as a financing vehicle for the Group. Its debt securities are fully and unconditionally guaranteed by TOTAL S.A. as to payment of principal, premium, if any, interest and any other amounts due.
(b)	TOTAL CAPITAL CANADA Ltd. is a wholly-owned direct subsidiary of TOTAL S.A. It acts as a financing vehicle for the activities of the Group in Canada. Its debt securities are fully and unconditionally guaranteed by TOTAL S.A. as to payment of principal, premium, if any, interest and any other amounts due.
(c)	TOTAL CAPITAL INTERNATIONAL is a wholly-owned direct subsidiary of TOTAL S.A. It acts as a financing vehicle for the Group. Its debt securities are fully and unconditionally guaranteed by TOTAL S.A. as to payment of principal, premium, if any, interest and any other amounts due.

Loan repayment schedule (excluding current portion)

As of December 31, 2012 (M€)	Non-current financial debt	of which hedging instruments of non-current financial debt (liabilities)	Hedging instruments of non-current financial debt (assets)	Non-current financial debt - net of hedging instruments	%
2014	4,163	1	(331)	3,832	19%
2015	3,903	8	(438)	3,465	17%
2016	2,335	—	(210)	2,125	10%
2017	3,275	—	(149)	3,126	15%
2018 and beyond	8,598	2	(498)	8,100	39%
Total	22,274	11	(1,626)	20,648	100%

As of December 31, 2011 (M€)	Non-current financial debt	of which hedging instruments of non-current financial debt (liabilities)	Hedging instruments of non-current financial debt (assets)	Non-current financial debt - net of hedging instruments	%
2013	5,021	80	(529)	4,492	22%
2014	4,020	3	(390)	3,630	18%
2015	4,070	6	(456)	3,614	18%
2016	1,712	9	(193)	1,519	7%
2017 and beyond	7,734	48	(408)	7,326	35%
Total	22,557	146	(1,976)	20,581	100%

As of December 31, 2010 (M€)	Non-current financial debt	of which hedging instruments of non-current financial debt (liabilities)	Hedging instruments of non-current financial debt (assets)	Non-current financial debt - net of hedging instruments	%
2012	3,756	34	(401)	3,355	18%
2013	4,017	76	(473)	3,544	19%
2014	2,508	1	(290)	2,218	12%
2015	3,706	2	(302)	3,404	18%
2016 and beyond	6,796	65	(404)	6,392	33%
Total	20,783	178	(1,870)	18,913	100%
Analysis by currency and interest rate

These analyses take into account interest rate and foreign currency swaps to hedge non-current financial debt.

As of December 31, (M€)	2012	%	2011	%	2010	%
U.S. Dollar	13,685	66%	8,645	42%	7,248	39%
Euro	5,643	27%	9,582	47%	11,417	60%
Other currencies	1,320	7%	2,354	11%	248	1%
Total	20,648	100%	20,581	100%	18,913	100%

As of December 31, (M€)	2012	%	2011	%	2010	%
Fixed rate	5,085	25%	4,854	24%	3,177	17%
Floating rate	15,563	75%	15,727	76%	15,736	83%
Total	20,648	100%	20,581	100%	18,913	100%

B)	CURRENT FINANCIAL ASSETS AND LIABILITIES

Current borrowings consist mainly of commercial papers or treasury bills or draws on bank loans. These instruments bear interest at rates that are close to market rates.

As of December 31, (M€)	2012	2011	2010
(Assets) / Liabilities
Current financial debt(a)	6,392	5,819	5,867
Current portion of non-current financial debt	4,624	3,856	3,786
Current borrowings (Note 28)	11,016	9,675	9,653
Current portion of hedging instruments of debt (liabilities)	84	40	12
Other current financial instruments (liabilities)	92	127	147
Other current financial liabilities (Note 28)	176	167	159
Current deposits beyond three months	(1,093)	(101)	(869)
Current portion of hedging instruments of debt (assets)	(430)	(383)	(292)
Other current financial instruments (assets)	(39)	(216)	(44)
Current financial assets (Note 28)	(1,562)	(700)	(1,205)
Current borrowings and related financial assets and liabilities, net	9,630	9,142	8,607

(a)	As of December 31, 2011 and as of December 31, 2010, the current financial debt includes a commercial paper program in Total Capital Canada Ltd. Total Capital Canada Ltd. is a wholly-owned direct subsidiary of TOTAL S.A. It acts as a financing vehicle for the activities of the Group in Canada. Its debt securities are fully and unconditionally guaranteed by TOTAL S.A. as to payment of principal, premium, if any, interest and any other amounts due.

C)	NET-DEBT-TO-EQUITY RATIO

For its internal and external communication needs, the Group calculates a debt ratio by dividing its net financial debt by equity. Adjusted shareholders’ equity for the year ended December 31, 2012 is calculated after payment of a dividend of €2.34 per share, subject to approval by the shareholders’ meeting on May 17, 2013.

The net-debt-to-equity ratio is calculated as follows:

As of December 31, (M€)	2012	2011	2010
(Assets) / Liabilities
Current borrowings	11,016	9,675	9,653
Other current financial liabilities	176	167	159
Current financial assets	(1,562)	(700)	(1,205)
Net financial assets and liabilities held for sale or exchange	756	—	—
Non-current financial debt	22,274	22,557	20,783
Hedging instruments on non-current financial debt	(1,626)	(1,976)	(1,870)
Cash and cash equivalents	(15,469)	(14,025)	(14,489)
Net financial debt	15,565	15,698	13,031
Shareholders’ equity — Group share	72,912	68,037	60,414
Distribution of the income based on existing shares at the closing date	(1,299)	(1,255)	(2,553)
Non-controlling interests	1,281	1,352	857
Adjusted shareholders’ equity	72,894	68,134	58,718
Net-debt-to-equity ratio	21.4%	23.0%	22.2%

21) OTHER CREDITORS AND ACCRUED LIABILITIES

As of December 31, (M€)	2012	2011	2010
Accruals and deferred income	240	231	184
Payable to States (including taxes and duties)	7,426	8,040	7,235
Payroll	1,128	1,062	996
Other operating liabilities	5,904	5,441	3,574
Total	14,698	14,774	11,989

As of December 31, 2012, the heading “Other operating liabilities” includes mainly the third quarterly interim dividend for the fiscal year 2012 for €1,366 million. This interim dividend will be paid on March 2013.

As of December 31, 2011, the heading “Other operating liabilities” mainly included the third quarterly interim dividend for the fiscal year 2011 for €1,317 million. This interim dividend was paid on March 2012.

22) LEASE CONTRACTS

The Group leases real estate, retail stations, ships, and other equipments (see Note 11 to the Consolidated Financial Statements).

The future minimum lease payments on operating and finance leases to which the Group is committed are shown as follows:

For the year ended December 31, 2012 (M€)	Operating leases	Finance leases
2013	781	55
2014	569	54
2015	514	53
2016	441	51
2017	337	19
2018 and beyond	971	236
Total minimum payments	3,613	468
Less financial expenses		(108)
Nominal value of contracts		360
Less current portion of finance lease contracts		(27)
Outstanding liability of finance lease contracts		333

For the year ended December 31, 2011 (M€)	Operating leases	Finance leases
2012	762	41
2013	552	40
2014	416	37

For the year ended December 31, 2011 (M€)	Operating leases	Finance leases
2015	335	36
2016	316	34
2017 and beyond	940	20
Total minimum payments	3,321	208
Less financial expenses		(31)
Nominal value of contracts		177
Less current portion of finance lease contracts		(25)
Outstanding liability of finance lease contracts		152

For the year ended December 31, 2010 (M€)	Operating leases	Finance leases
2011	582	39
2012	422	39
2013	335	39
2014	274	35
2015	230	35
2016 and beyond	1,105	54
Total minimum payments	2,948	241
Less financial expenses		(43)
Nominal value of contracts		198
Less current portion of finance lease contracts		(23)
Outstanding liability of finance lease contracts		175

Net rental expense incurred under operating leases for the year ended December 31, 2012 is €780 million (against €645 million in 2011 and €605 million in 2010).

23) COMMITMENTS AND CONTINGENCIES

	Maturity and installments
As of December 31, 2012 (M€)	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non-current debt obligations net of hedging instruments (Note 20)	20,315	—	12,405	7,910
Current portion of non-current debt obligations net of hedging instruments (Note 20)	4,251	4,251	—	—
Finance lease obligations (Note 22)	360	27	143	190
Asset retirement obligations (Note 19)	7,624	407	1,429	5,788
Contractual obligations recorded in the balance sheet	32,550	4,685	13,977	13,888
Operating lease obligations (Note 22)	3,613	781	1,861	971
Purchase obligations	83,219	12,005	21,088	50,126
Contractual obligations not recorded in the balance sheet	86,832	12,786	22,949	51,097
Total of contractual obligations	119,382	17,471	36,926	64,985
Guarantees given for excise taxes	1,675	1,507	70	98
Guarantees given against borrowings	3,952	117	2,695	1,140
Indemnities related to sales of businesses	193	4	49	140
Guarantees of current liabilities	403	133	105	165
Guarantees to customers / suppliers	3,586	1,982	113	1,491
Letters of credit	2,298	1,785	252	261
Other operating commitments	2,659	753	702	1,204
Total of other commitments given	14,766	6,281	3,986	4,499
Mortgages and liens received	435	117	8	310
Sales obligations	80,514	7,416	26,137	46,961
Other commitments received	5,564	3,465	859	1,240
Total of commitments received	86,513	10,998	27,004	48,511

	Maturity and installments
As of December 31, 2011 (M€)	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non-current debt obligations net of hedging instruments (Note 20)	20,429	—	13,121	7,308
Current portion of non-current debt obligations net of hedging instruments (Note 20)	3,488	3,488	—	—
Finance lease obligations (Note 22)	177	25	134	18
Asset retirement obligations (Note 19)	6,884	272	804	5,808
Contractual obligations recorded in the balance sheet	30,978	3,785	14,059	13,134
Operating lease obligations (Note 22)	3,321	762	1,619	940
Purchase obligations	77,353	11,049	20,534	45,770
Contractual obligations not recorded in the balance sheet	80,674	11,811	22,153	46,710
Total of contractual obligations	111,652	15,596	36,212	59,844
Guarantees given for excise taxes	1,765	1,594	73	98
Guarantees given against borrowings	4,778	1,027	2,797	954
Indemnities related to sales of businesses	39	—	34	5
Guarantees of current liabilities	376	262	35	79
Guarantees to customers / suppliers	3,265	1,634	57	1,574
Letters of credit	2,408	1,898	301	209
Other operating commitments	2,477	433	697	1,347
Total of other commitments given	15,108	6,848	3,994	4,266
Mortgages and liens received	408	7	119	282
Sales obligations(a)	62,216	4,221	17,161	40,834
Other commitments received	6,740	4,415	757	1,568
Total of commitments received	69,364	8,643	18,037	42,684

(a)	As from December 31, 2011, the Group discloses its sales obligations.

	Maturity and installments
As of December 31, 2010 (M€)	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non-current debt obligations net of hedging instruments (Note 20)	18,738	—	12,392	6,346
Current portion of non-current debt obligations net of hedging instruments (Note 20)	3,483	3,483	—	—
Finance lease obligations (Note 22)	198	23	129	46
Asset retirement obligations (Note 19)	5,917	177	872	4,868
Contractual obligations recorded in the balance sheet	28,336	3,683	13,393	11,260
Operating lease obligations (Note 22)	2,948	582	1,261	1,105
Purchase obligations	61,293	6,347	14,427	40,519
Contractual obligations not recorded in the balance sheet	64,241	6,929	15,688	41,624
Total of contractual obligations	92,577	10,612	29,081	52,884
Guarantees given for excise taxes	1,753	1,594	71	88
Guarantees given against borrowings	5,005	1,333	493	3,179
Indemnities related to sales of businesses	37	—	31	6
Guarantees of current liabilities	171	147	19	5
Guarantees to customers / suppliers	3,020	1,621	96	1,303
Letters of credit	1,250	1,247	—	3
Other operating commitments	2,057	467	220	1,370
Total of other commitments given	13,293	6,409	930	5,954
Mortgages and liens received	429	2	114	313
Other commitments received	6,387	3,878	679	1,830
Total of commitments received	6,816	3,880	793	2,143

A.	CONTRACTUAL OBLIGATIONS

Debt obligations

“Non-current debt obligations” are included in the items “Non-current financial debt” and “Hedging instruments of non-current financial debt” of the Consolidated Balance Sheet. It includes the non-current portion of swaps hedging bonds, and excludes non-current finance lease obligations of €333 million.

The current portion of non-current debt is included in the items “Current borrowings”, “Current financial assets” and “Other current financial liabilities” of the Consolidated Balance Sheet. It includes the current portion of swaps hedging bonds, and excludes the current portion of finance lease obligations of €27 million.

The information regarding contractual obligations linked to indebtedness is presented in Note 20 to the Consolidated Financial Statements.

Lease contracts

The information regarding operating and finance leases is presented in Note 22 to the Consolidated Financial Statements.

Asset retirement obligations

This item represents the discounted present value of Upstream asset retirement obligations, primarily asset removal costs at the completion date. The information regarding contractual obligations linked to asset retirement obligations is presented in Notes 1Q and 19 to the Consolidated Financial Statements.

Purchase obligations

Purchase obligations are obligations under contractual agreements to purchase goods or services, including capital projects. These obligations are enforceable and legally binding on the company and specify all significant terms, including the amount and the timing of the payments.

These obligations mainly include: hydrocarbon unconditional purchase contracts (except where an active, highly-liquid market exists and when the hydrocarbons are expected to be re-sold shortly after purchase), reservation of transport capacities in pipelines, unconditional exploration works and development works in the Upstream segment, and contracts for capital investment projects in the Refining & Chemicals segment.

B.	OTHER COMMITMENTS GIVEN

Guarantees given for excise taxes

They consist of guarantees given to other oil and gas companies in order to comply with French tax authorities’ requirements for oil and gas imports in France. A payment would be triggered by a failure of the guaranteed party with respect to the French tax authorities. The default of the guaranteed parties is however considered to be highly remote by the Group.

Guarantees given against borrowings

The Group guarantees bank debt and finance lease obligations of certain non-consolidated subsidiaries and equity affiliates. Maturity dates vary, and guarantees will terminate on payment and/or cancellation of the obligation. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee, and no assets are held as collateral for these guarantees. As of December 31, 2012, the maturities of these guarantees are up to 2023.

Guarantees given against borrowings include the guarantee given in 2008 by TOTAL S.A. in connection with the financing of the Yemen LNG project for an amount of €584 million.

In 2010, TOTAL S.A. provided guarantees in connection with the financing of the Jubail project (operated by SAUDI ARAMCO TOTAL Refining and Petrochemical Company (SATORP)) of up to €2,416 million, proportional to TOTAL’s share in the project (37.5%). In addition, TOTAL S.A. provided in 2010 a guarantee in favor of its partner in the Jubail project (Saudi Arabian Oil Company) with respect to Total Refining Saudi Arabia SAS’s obligations under the shareholders agreement with respect to SATORP. As of December 31, 2012, this guarantee is of up to €932 million and has been recorded under “Other operating commitments”.

Indemnities related to sales of businesses

In the ordinary course of business, the Group executes contracts involving standard indemnities in oil industry and indemnities specific to transactions such as sales of businesses. These indemnities might include claims against any of the following: environmental, tax and shareholder matters, intellectual property rights, governmental regulations and employment-related matters, dealer, supplier, and other commercial contractual relationships. Performance under these indemnities would generally be triggered by a breach of terms of the contract or by a third party claim. The Group regularly evaluates the probability of having to incur costs associated with these indemnities.

The guarantees related to antitrust investigations granted as part of the agreement relating to the spin-off of Arkema are described in Note 32 to the Consolidated Financial Statements.

Other guarantees given

Non-consolidated subsidiaries

The Group also guarantees the current liabilities of certain non-consolidated subsidiaries. Performance under these guarantees would be triggered by a financial default of the entity.

Operating agreements

As part of normal ongoing business operations and consistent with generally and accepted recognized industry practices, the Group enters into numerous agreements with other parties. These commitments are often entered into for commercial purposes, for regulatory purposes or for other operating agreements.

C.	COMMITMENTS RECEIVED

Sales obligations

These amounts represent binding obligations under contractual agreements to sell goods, including in particular hydrocarbon unconditional sale contracts (except when an active, highly-liquid market exists and volumes are re-sold shortly after purchase).

24) RELATED PARTIES

The main transactions and balances with related parties (principally non-consolidated subsidiaries and equity affiliates) are detailed as follows:

As of December 31, (M€)	2012	2011	2010
Balance sheet
Receivables
Debtors and other debtors	646	585	432
Loans (excl. loans to equity affiliates)	383	331	315
Payables
Creditors and other creditors	713	724	497
Debts	9	31	28

For the year ended December 31, (M€)	2012	2011	2010
Statement of income
Sales	3,959	4,400	3,194
Purchases	5,721	5,508	5,576
Financial expense	—	—	69
Financial income	106	79	74

Compensation for the administration and management bodies

The aggregate amount of direct and indirect compensation accounted for by the French and foreign affiliates of the Company for the executive officers of TOTAL (the members of the Management Committee and the Treasurer) and for the members of the Board of Directors who are employees of the Group, is detailed as follows:

For the year ended December 31, (M€)	2012	2011	2010
Number of people	34	30	26
Direct or indirect compensation received	21.3	20.4	20.8
Pension expenses(a)	11.4	9.4	12.2
Other long-term benefits expenses	—	—	—
Termination benefits expenses	—	4.8	—
Share-based payments expense (IFRS 2)(b)	10.6	10.2	10.0

(a)	The benefits provided for executive officers and certain members of the Board of Directors, employees and former employees of the Group, include severance to be paid on retirement, supplementary pension schemes and insurance plans, which represent €181.3 million provisioned as of December 31, 2012 (against €139.7 million as of December 31, 2011 and €113.8 million as of December 31, 2010).
(b)	Share-based payments expense computed for the executive officers and the members of the Board of Directors who are employees of the Group as described in Note 25 paragraph F to the Consolidated Financial Statements and based on the principles of IFRS 2 “Share-based payments” described in Note 1 paragraph E to the Consolidated Financial Statements.

The compensation allocated to members of the Board of Directors for directors’ fees totaled €1.10 million in 2012 (€1.07 million in 2011 and €0.96 million in 2010).

25) SHARE-BASED PAYMENTS

A.	TOTAL SHARE SUBSCRIPTION OPTION PLANS

	2003 Plan	2004 Plan	2005 Plan	2006 Plan	2007 Plan	2008 Plan	2009 Plan	2010 Plan	2011 Plan	Total	Weighted average exercise price
Date of the shareholders’ meeting	05/17/2001	05/14/2004	05/14/2004	05/14/2004	05/11/2007	05/11/2007	05/11/2007	05/21/2010	05/21/2010
Date of the award(a)	07/16/2003	07/20/2004	07/19/2005	07/18/2006	07/17/2007	10/09/2008	09/15/2009	09/14/2010	09/14/2011
Exercise price until May 23, 2006 included(b)	33.30	39.85	49.73	—	—	—	—	—	—
Exercise price since May 24, 2006(b)	32.84	39.30	49.04	50.60	60.10	42.90	39.90	38.20	33.00
Expiry date	07/16/2011	07/20/2012	07/19/2013	07/18/2014	07/17/2015	10/09/2016	09/15/2017	09/14/2018	09/14/2019
Number of options(c)
Existing options as of January 1, 2010	6,811,629	12,495,709	6,185,440	5,645,686	5,871,665	4,441,630	4,377,010	—	—	45,828,769	44.12
Granted	—	—	—	—	—	—	—	4,788,420		4,788,420	38.20
Cancelled(d)	(1,420)	(15,660)	(6,584)	(4,800)	(5,220)	(92,472)	(4,040)	(1,120)	—	(131,316)	43.50
Exercised	(1,075,765)	(141,202)	—	—	—	—	(1,080)	—	—	(1,218,047)	33.60
Existing options as of January 1, 2011	5,734,444	12,338,847	6,178,856	5,640,886	5,866,445	4,349,158	4,371,890	4,787,300	—	49,267,826	43.80
Granted	—	—	—	—	—	—	—	—	1,518,840	1,518,840	33.00
Cancelled(e)	(738,534)	(28,208)	(16,320)	(17,380)	(16,080)	(13,260)	(14,090)	(85,217)	(1,000)	(930,089)	34.86
Exercised	(4,995,910)	(216,115)	—	—	—	(200)	—	(2,040)	(9,400)	(5,223,665)	33.11
Existing options as of January 1, 2012	—	12,094,524	6,162,536	5,623,506	5,850,365	4,335,698	4,357,800	4,700,043	1,508,440	44,632,912	44.87
Granted	—	—	—	—	—	—	—	—	—	—	—
Cancelled(f)	—	(11,351,931)	(2,516)	(1,980)	(1,380)	(3,600)	(2,700)	(4,140)	(3,400)	(11,371,647)	39.31
Exercised	—	(742,593)	—	—	—	(1,630)	(20,200)	(34,460)	—	(798,883)	39.28
Existing options as of December 31, 2012	—	—	6,160,020	5,621,526	5,848,985	4,330,468	4,334,900	4,661,443	1,505,040	32,462,382	46.96

(a)	The grant date is the date of the Board meeting awarding the share subscription options, except for the grant of October 9, 2008, decided by the Board on September 9, 2008.
(b)	Exercise price in euro. The exercise prices of TOTAL subscription shares of the plans in force at that date were multiplied by 0.25 to take into account the four-for-one stock split on May 18, 2006. Moreover, following the spin-off of Arkema, the exercise prices of TOTAL subscription shares of these plans were multiplied by an adjustment factor equal to 0.986147 effective as of May 24, 2006.
(c)	The number of options awarded, outstanding, canceled or exercised before May 23, 2006 included, was multiplied by four to take into account the four-for-one stock split approved by the shareholders’ meeting on May 12, 2006.
(d)	Out of 92,472 options awarded under the 2008 Plan that were canceled, 88,532 options were canceled due to the performance condition. The acquisition rate applicable to the subscription options that were subject to the performance condition of the 2008 Plan was 60%.
(e)	Out of the 930,089 options canceled in 2011, 738,534 options that were not exercised expired on July 16, 2011 due to the expiry of the 2003 subscription option Plan.
(f)	Out of the 11,371,647 options canceled in 2012, 11,351,931 options that were not exercised expired on July 20, 2012 due to the expiry of the 2004 subscription option Plan.

Options are exercisable, subject to a continuous employment condition, after a 2-year period from the date of the Board meeting awarding the options and expire eight years after this date. The underlying shares may not be transferred during four years from the date of grant. For the 2007 to 2011 Plans, the 4-year transfer restriction period does not apply to employees of non-French subsidiaries as of the date of the grant, who may transfer the underlying shares after a 2-year period from the date of the grant.

In 2012 no new TOTAL share subscription option plan or TOTAL share purchase plan was decided.

2011 Plan

For the 2011 Plan, the Board of Directors decided that for each grantee other than the Chairman and Chief Executive Officer, the options will be finally granted to their beneficiary provided that the performance condition is fulfilled.

The performance condition states that the number of options finally granted is based on the average of the Return On Equity (ROE) of the Group. The average ROE is calculated by the Group from the consolidated balance sheet and statement of income of the Group for fiscal years 2011 and 2012.

The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;

•	varies on straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and

•	is equal to 100% if the average ROE is more than or equal to 18%.

In addition, as part of the 2011 Plan, the Board of Directors decided that the number of share subscription options finally awarded to the Chairman and Chief Executive Officer will be subject to two performance conditions:

•

For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average ROE of the Group. The average ROE is calculated by the Group from the consolidated balance sheet and statement of income of the Group for fiscal years 2011 and 2012. The acquisition rate is equal to zero if the average ROE is less than or equal to 7%; varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and is equal to 100% if the average ROE is more than or equal to 18%.

•	For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average of the Return On Average Capital Employed (ROACE) of the Group. The average ROACE is calculated by the Group from the consolidated balance sheet and statement of income of the Group for fiscal years 2011 and 2012. The acquisition rate is equal to zero if the average ROACE is less than or equal to 6%; varies on a straight-line basis between 0% and 100% if the average ROACE is more than 6% and less than 15%; and is equal to 100% if the average ROACE is more than or equal to 15%.

2010 Plan

For the 2010 Plan, the Board of Directors decided that:

•	For each grantee of up to 3,000 options, other than the Chairman and Chief Executive Officer, the options will be finally granted to their beneficiary.

•	For each grantee of more than 3,000 options and less or equal to 50,000 options (other than the Chairman and Chief Executive Officer):

–	The first 3,000 options and two-thirds above the first 3,000 options will be finally granted to their beneficiary;

–	The outstanding options, that are one-third of the options above the first 3,000 options, will be finally granted provided that the performance condition described below is fulfilled.

•	For each grantee of more than 50,000 options (other than the Chairman and Chief Executive Officer):

–

The first 3,000 options, two-thirds of the options above the first 3,000 options and below the first 50,000 options, and one-third of the options above the first 50,000 options, will be finally granted to their beneficiary;

–

The outstanding options, that are one-third of the options above the first 3,000 options and below the first 50,000 options and two-thirds of the options above the first 50,000 options, will be finally granted provided that the performance condition is fulfilled.

The performance condition states that the number of options finally granted is based on the average ROE of the Group. The average ROE is calculated by the Group based on TOTAL’s consolidated balance sheet and statement of income for fiscal years 2010 and 2011. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;

•	varies on straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and

•	is equal to 100% if the average ROE is more than or equal to 18%.

In addition, as part of the 2010 Plan, the Board of Directors decided that the number of share subscription options finally awarded to the Chairman and Chief Executive Officer will be subject to two performance conditions:

•

For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average ROE of the Group. The average ROE is calculated by the Group based on TOTAL’s consolidated balance sheet and statement of income for fiscal years 2010 and 2011. The acquisition rate is equal to zero if the average ROE is less than or equal to 7%; varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and is equal to 100% if the average ROE is more than or equal to 18%.

•

For 50% of the share subscription options granted, the performance condition states that the number of options finally granted is based on the average ROACE of the Group. The average ROACE is calculated by the Group based on TOTAL’s consolidated balance sheet and statement of income for fiscal years 2010 and 2011. The acquisition rate is equal to zero if the average ROACE is less than or equal to 6%; varies on a straight-line basis between 0% and 100% if the average ROACE is more than 6% and less than 15%; and is equal to 100% if the average ROACE is more than or equal to 15%.

•	Due to the application of the performance condition, the acquisition rates were 100% for the 2010 Plan.

B.	TOTAL SHARE PURCHASE OPTION PLANS

	2002 Plan(a)	Total	Weighted average exercise price
Date of the shareholders’ meeting	05/17/2001
Date of the award(b)	07/09/2002
Exercise price until May 23, 2006 included(c)	39.58
Exercise price since May 24, 2006(c)	39.03
Expiry date	07/09/2010
Number of options(d)

Existing options as of January 1, 2010	5,935,261	5,935,261	39.03
Granted	—	—	—
Cancelled(e)	(4,671,989)	(4,671,989)	39.03
Exercised	(1,263,272)	(1,263,272)	39.03
Existing options as of January 1, 2011	—	—	—
Granted	—	—	—
Cancelled	—	—	—
Exercised	—	—	—
Existing options as of January 1, 2012	—	—	—
Granted	—	—	—
Cancelled	—	—	—
Exercised	—	—	—
Existing options as of December 31, 2012	—	—	—

(a)	Options were exercisable, subject to a continued employment condition, after a 2-year vesting period from the date of the Board meeting awarding the options and expired 8 years after this date. The underlying shares may not be transferred during the 4-year period from the date of the grant. This plan expired on July 9, 2010.
(b)	The grant date is the date of the Board meeting awarding the options.
(c)	Exercise price in euro. The exercise prices of TOTAL share purchase options of the plans at that date were multiplied by 0.25 to take into account the four-for-one stock split on May 18, 2006. Moreover, following the spin-off of Arkema, the exercise prices of TOTAL share purchase options of these plans were multiplied by an adjustment factor equal to 0.986147 effective as of May 24, 2006.
(d)	The number of options awarded, outstanding, canceled or exercised before May 23, 2006 included, was multiplied by four to take into account the four-for-one stock split approved by the shareholders’ meeting on May 12, 2006.
(e)	Out of the 4,671,989 options canceled in 2010, 4,671,145 options that were not exercised expired due to the expiry of the 2002 purchase option Plan on July 9, 2010.

C.	TOTAL PERFORMANCE SHARE GRANTS

TOTAL performance share grants	2008 Plan	2009 Plan	2010 Plan	2011 Plan	2012 Plan	Total
Date of the shareholders’ meeting	05/16/2008	05/16/2008	05/16/2008	05/13/2011	05/13/2011
Date of the award(a)	10/09/2008	09/15/2009	09/14/2010	09/14/2011	07/26/2012
Date of the final award (end of the vesting period)	10/10/2010	09/16/2011	09/15/2012	09/15/2013	07/27/2014
Transfer authorized as from	10/10/2012	09/16/2013	09/15/2014	09/15/2015	07/27/2016
Number of performance shares

Outstanding as of January 1, 2010	2,762,476	2,966,036	—	—		5,728,512
Notified	—	—	3,010,011	—		3,010,011
Cancelled(d)	(1,113,462)	(9,796)	(8,738)	—		(1,131,996)
Finally granted(b)(c)	(1,649,014)	(1,904)	(636)	—		(1,651,554)
Outstanding as of January 1, 2011	—	2,954,336	3,000,637	—		5,954,973
Notified	—	—	—	3,649,770		3,649,770
Cancelled	356	(26,214)	(10,750)	(19,579)		(56,187)
Finally granted(b)(c)(e)	(356)	(2,928,122)	(1,836)	—		(2,930,314)
Outstanding as of January 1, 2012	—	—	2,988,051	3,630,191		6,618,242
Notified	—	—	—	—	4,295,930	4,295,930
Cancelled	96	832	(32,650)	(18,855)	—	(50,577)
Finally granted(b)(c)(f)	(96)	(832)	(2,955,401)	(5,530)	—	(2,961,859)
Outstanding as of December 31, 2012	—	—	—	3,605,806	4,295,930	7,901,736

(a)	The grant date is the date of the Board of Directors meeting that awarded the shares, except for the shares awarded by the Board of Directors at their meeting of September 9, 2008, and granted on October 9, 2008.
(b)	Performance shares finally granted following the death of their beneficiaries (Plan 2008 during the year 2009, Plan 2009 and Plan 2010 during the year 2010, Plan 2010 during the year 2011, Plan 2011 during the year 2012).
(c)	Including performance shares finally granted for which the entitlement right had been canceled erroneously.
(d)	Out of the 1,113,462 canceled rights to the grant share under the 2008 Plan, 1,094,914 entitlement rights were canceled due to the performance condition. The acquisition rate for the 2008 Plan was 60%.
(e)	The acquisition rate for the 2009 Plan was 100%.
(f)	The acquisition rate for the 2010 Plan was 100%.

The performance shares, which are bought back by the Company on the market, are finally granted to their beneficiaries after a 2-year vesting period from the date of the grant. The final grant is subject to a continued employment condition and a performance condition. Moreover, the transfer of the performance shares finally granted will not be permitted until the end of a 2-year mandatory holding period from the date of the final grant.

2012 Plan

For the 2012 Plan, the Board of Directors decided that, for each senior executive (other than the Chairman and Chief Executive Officer), the shares will be finally granted subject to a performance condition. This condition is based on the average ROE as published by the Group and calculated based on the Group’s consolidated balance sheet and statement of income for fiscal years 2012 and 2013. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 8%;

•	varies on a straight-line basis between 0% and 100% if the average ROE is greater than 8% and less than 16%; and

•	is equal to 100% if the average ROE is greater than or equal to 16%.

The Board of Directors decided also that, for each for each beneficiary (other than the Chairman and Chief Executive

Officer and the senior executives) of more than 100 shares, the shares in excess of this number will be finally granted subject to the performance condition mentioned before.

In addition, as part of the 2012 plan, the Board of Directors decided that the number of performance share finally granted to the Chairman and Chief Executive Officer will be subject to two performance conditions:

•

For 50% of the share granted, the performance condition states that the number of shares finally granted is based on the average ROE of the Group. The average ROE is calculated by the Group from the consolidated balance sheet and statement of income of the Group for fiscal years 2013 and 2012. The acquisition rate is equal to zero if the average ROE is less than or equal to 8%; varies on a straight-line basis between 0% and 100% if the average ROE is more than 8% and less than 16%; and is equal to 100% if the average ROE is more than or equal to 16%.

•

For 50% of the share granted, the performance condition states that the number of shares finally granted is based on the average ROACE of the Group. The average ROACE is calculated by the Group from the consolidated balance sheet and statement of income of the Group for fiscal years 2013 and 2012. The acquisition rate is equal to zero if the average ROACE is less than or equal to 7%; varies on a straight-line basis between 7% and 100% if the average ROACE is more than 7% and less than 15%; and is equal to 100% if the average ROACE is more than or equal to 15%.

2011 Plan

For the 2011 Plan, the Board of Directors decided that, for each senior executive (other than the Chairman and Chief Executive Officer), the shares will be finally granted subject to a performance condition. This condition is based on the average ROE as published by the Group and calculated based on the Group’s consolidated balance sheet and statement of income for fiscal years 2011 and 2012. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;

•	varies on a straight-line basis between 0% and 100% if the average ROE is greater than 7% and less than 18%; and

•	is equal to 100% if the average ROE is greater than or equal to 18%.

The Board of Directors decided also that, for each for each beneficiary (other than the Chairman and Chief Executive Officer and the senior executives) of more than 100 shares, the shares in excess of this number will be finally granted subject to the performance condition mentioned before.

In addition, as part of the 2011 plan, the Board of Directors decided that the number of performance share finally granted to the Chairman and Chief Executive Officer will be subject to two performance conditions:

•

For 50% of the share granted, the performance condition states that the number of shares finally granted is based on the average ROE of the Group. The average ROE is calculated by the Group from the consolidated balance sheet and statement of income of the Group for fiscal years 2011 and 2012. The acquisition rate is equal to zero if the average ROE is less than or equal to 7%; varies on a straight-line basis between 0% and 100% if the average ROE is more than 7% and less than 18%; and is equal to 100% if the average ROE is more than or equal to 18%.

•	For 50% of the share granted, the performance condition states that the number of shares finally granted is based on the average ROACE of the Group. The average ROACE is calculated by the Group from the consolidated balance sheet and statement of income of the Group for fiscal years 2011 and 2012. The acquisition rate is equal to zero if the average ROACE is less than or equal to 6%; varies on a straight-line basis between 0% and 100% if the average ROACE is more than 6% and less than 15%; and is equal to 100% if the average ROACE is more than or equal to 15%.

2010 Plan

For the 2010 Plan, the Board of Directors decided that, for each beneficiary of more than 100 shares, half of the shares in excess of this number will be finally granted subject to a performance condition. This condition is based on the average ROE calculated by the Group based on TOTAL’s consolidated balance sheet and statement of income for fiscal years 2010 and 2011. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 7%;

•	varies on a straight-line basis between 0% and 100% if the average ROE is greater than 7% and less than 18%; and

•	is equal to 100% if the average ROE is greater than or equal to 18%.

Due to the application of the performance condition, the acquisition rate was 100% for the 2009 Plan.

D.	GLOBAL FREE TOTAL SHARE PLAN

The Board of Directors approved at its meeting on May 21, 2010, the implementation and conditions of a global free share plan intended for the Group’s employees. On June 30, 2010, entitlement rights to twenty-five free shares were granted to every employee. The final grant is subject to a continued employment condition during the plan’s vesting period. Depending on the country in which the companies of the Group are located, the acquisition period is either two years followed by a conservation period of two years (for the countries with a 2+2 structure), or four years without any conservation period (for the countries with a 4+0 structure).

Following the vesting period, the shares awarded will be new shares, issued from an increase of capital of TOTAL S.A., by incorporation of paid-in surplus or retained earnings.

The Chairman and Chief Executive Officer acknowledged on July 2, 2012, the issuance and the award of 1,366,950 shares to the beneficiaries designated at the end of the 2-year acquisition period.

	2010 Plan (2+2)	2010 Plan (4+0)	Total
Date of the shareholders’ meeting	05/16/2008	05/16/2008
Date of the award(a)	06/30/2010	06/30/2010
Date of the final award	07/01/2012	07/01/2014
Transfer authorized as from	07/01/2014	07/01/2014
Number of free shares

Outstanding as of January 1, 2010
Notified	1,508,850	1,070,650	2,579,500
Cancelled	(125)	(75)	(200)
Finally granted(b)	(75)	—	(75)
Outstanding as of January 1, 2011	1,508,650	1,070,575	2,579,225
Notified	—	—	—
Cancelled	(29,175)	(54,625)	(83,800)
Finally granted(b)	(475)	(425)	(900)
Outstanding as of January 1, 2012	1,479,000	1,015,525	2,494,525
Notified	—	—	—
Cancelled	(111,725)	(40,275)	(152,000)
Finally granted(b)(c)	(1,367,275)	(350)	(1,367,625)
Outstanding as of December 31, 2012	—	974,900	974,900

(a)	The June 30, 2010, grant was decided by the Board of Directors on May 21, 2010.
(b)	Final grant following the death or disability of the beneficiary of the shares.
(c)	Final grant of 1,366,950 shares to the designated beneficiaries at the end of the acquisition period.

E.	SUNPOWER PLANS

SunPower has three stock incentive plans: the 1996 Stock Plan (“1996 Plan”), the Third Amended and Restated 2005 SunPower Corporation Stock Incentive Plan (“2005 Plan”) and the PowerLight Corporation Common Stock Option and Common Stock Purchase Plan (“PowerLight Plan”). The PowerLight Plan was assumed by SunPower by way of the acquisition of PowerLight in fiscal 2007. Under the terms of all three plans, SunPower may issue incentive or non-statutory stock options or stock purchase rights to directors, employees and consultants to purchase common stock. The 2005 Plan was adopted by SunPower’s Board of Directors in August 2005, and was approved by shareholders in November 2005. The 2005 Plan replaced the 1996 Plan and allows not only for the grant of options, but also for the grant of stock appreciation rights, restricted stock grants, restricted stock units and other equity rights. The 2005 Plan also allows for tax withholding obligations related to stock option exercises or restricted stock awards to be satisfied through the retention of shares otherwise released upon vesting. The PowerLight Plan was adopted by PowerLight’s Board of Directors in October 2000.

In May 2008, SunPower’s stockholders approved an automatic annual increase available for grant under the 2005 Plan, beginning in fiscal 2009. The automatic annual increase is equal to the lower of three percent of the outstanding shares of all classes of SunPower’s common stock measured on the last day of the immediately preceding fiscal quarter, 6.0 million shares, or such other number of shares as determined by SunPower’s Board of Directors. As of December 30, 2012, approximately 7.1 million shares were available for grant under the 2005 Plan. No new awards are being granted under the 1996 Plan or the PowerLight Plan.

Incentive stock options may be granted at no less than the fair value of the common stock on the date of grant. Non-statutory stock options and stock purchase rights may be granted at no less than 85% of the fair value of the common stock at the date of grant. The options and rights become exercisable when and as determined by SunPower’s Board of Directors, although these terms generally do not exceed ten years for stock options. Under the 1996 and 2005 Plans, the options typically vest over five years with a one-year cliff and monthly vesting thereafter. Under the PowerLight Plan, the options typically vest over five years with yearly cliff vesting. Under the 2005 Plan, the restricted stock grants and restricted stock units typically vest in three equal installments annually over three years.

The majority of shares issued are net of the minimum statutory withholding requirements that SunPower pays on behalf of its employees. During 2012 and the six months ended January 1, 2012 SunPower withheld 905,953 and

221,262 shares, respectively, to satisfy the employees’ tax obligations. SunPower pays such withholding requirements in cash to the appropriate taxing authorities. Shares withheld are treated as common stock repurchases for accounting and disclosure purposes and reduce the number of shares outstanding upon vesting.

The following table summarizes SunPower’s stock option activities:

	Outstanding Stock Options
	Shares (in thousands)	Weighted-Average Exercise Price Per Share (in dollars)	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands dollars)
Outstanding as of July 3, 2011	519	25.39
Exercised	(29)	3.93
Forfeited	(6)	31.29

Outstanding as of January 1, 2012	484	26.62	4.71	480

Exercisable as of January 1, 2012	441	24.52	4.53	480
Expected to vest after January 1, 2012	40	48.08	6.64
Outstanding as of January 1, 2012	484	26.62
Exercised	(20)	2.59
Forfeited	(70)	24.17

Outstanding as of December 30, 2012	394	28.27	3.51	310

Exercisable as of December 30, 2012	394	28.27	3.51	310

The intrinsic value of options exercised in 2012 and in the six months ended January 1, 2012 were $0.1 million and $0.3 million respectively. There were no stock options granted in 2012 and in the six months ended January 1, 2012.

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on

SunPower’s closing stock price of $5.49 at December 30, 2012, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable was 0.1 million shares as of December 30, 2012.

The following table summarizes SunPower’s non-vested stock options and restricted stock activities thereafter:

	Stock Options		Restricted Stock Awards and Units
	Shares (in thousands)	Weighted-Average Exercise Price Per Share (in dollars)	Shares (in thousands)	Weighted-Average Grant Date Fair Value Per Share (in dollars)(a)
Outstanding as of July 3, 2011	67	41.34	7,198	16.03
Granted			2,336	6.91
Vested(b)	(19)	28.73	(691)	18.96
Forfeited	(5)	31.29	(1,473)	14.10

Outstanding as of December 31, 2011	43	48.33	7,370	13.25

Granted			5,638	5.93
Vested(b)	(30)	57.79	(2,845)	13.94
Forfeited	(13)	24.72	(1,587)	11.52

Outstanding as of December 31, 2012	0		8,576	8.35

(a)	The Company estimates the fair value of the restricted stock unit awards as the stock price on the grant date.
(b)	Restricted stock awards and units vested include shares withheld on behalf of employees to satisfy the minimum statutory tax withholding requirements.

F.	SHARE-BASED PAYMENT EXPENSE

Share-based payment expense before tax for the year 2012 amounts to €148 million and is broken down as follows:

•	€13 million for TOTAL share subscription plans;

•	€133 million for TOTAL restricted shares plans; and

•	€2 million for SunPower plans.

Share-based payment expense before tax for the year 2011 amounts to €178 million and is broken down as follows:

•	€27 million for TOTAL share subscription plans;

•	€134 million for TOTAL restricted shares plans; and

•	€17 million for SunPower plans.

Share-based payment expense before tax for the year 2010 amounted to €140 million and was broken down as follows:

•	€31 million for TOTAL share subscription plans; and

•	€109 million for TOTAL restricted shares plans.

The fair value of the options granted in 2011 and 2010 has been measured according to the Black-Scholes method and based on the following assumptions:

For the year ended December 31,	2012	2011	2010
Risk free interest rate (%)(a)	—	2.0	2.1
Expected dividends (%)(b)	—	5.6	5.9
Expected volatility (%)(c)	—	27.5	25.0
Vesting period (years)	—	2	2
Exercise period (years)	—	8	8
Fair value of the granted options (€ per option)	—	4.4	5.8

(a)	Zero coupon Euro swap rate at 6 years.
(b)	The expected dividends are based on the price of TOTAL share derivatives traded on the markets.
(c)	The expected volatility is based on the implied volatility of TOTAL share options and of share indices options traded on the markets.

In 2012 no new TOTAL share subscription option plan was decided.

The cost of capital increases reserved for employees is reduced to take into account the non transferability of the shares that could be subscribed by the employees over a period of five years. The valuation method of non transferability of the shares is based on a strategy cost in two steps consisting, first, in a five years forward sale of the nontransferable shares, and second, in purchasing the same number of shares in cash with a loan financing reimbursable “in fine”. During 2011, the main assumptions used for the valuation of the cost of capital increase reserved for employees were the following:

For the year ended December 31,	2011
Date of the Board of Directors meeting that decided the issue	October 28, 2010
Subscription price (€)	34.80
Share price at the reference date (€)(a)	41.60
Number of shares (in millions)	8.90
Risk free interest rate (%)(b)	2.82
Employees loan financing rate (%)(c)	7.23
Non transferability cost (% of the reference’s share price)	17.6

(a)	Share price at the date which the Chairman and Chief Executive Officer decided the subscription period.
(b)	Zero coupon Euro swap rate at 5 years.
(c)	The employees loan financing rate is based on a 5 year consumer’s credit rate.

Due to the fact that the non transferability cost was higher than the discount, no cost has been accounted in 2011.

In addition on September 18, 2012 the Board of Directors implemented a capital increase reserved for employees comprising a classic subscription formula and a formula with leverage at the choice of the employees, within the limit of 18 million shares, with dividend rights as of the January 1, 2012 and delegated all power to the Chairman and Chief Executive Officer to determine dates for the opening and closing of subscription period and the subscription price. This capital increase will be opened in 2013 and should be closed before the Combined General Meeting of 2013.

26) PAYROLL AND STAFF

For the year ended December 31,	2012	2011	2010
Personnel expenses (M€)
Wages and salaries (including social charges)	7,135	6,579	6,246
Group employees
France
• Management	11,347	11,123	10,852
• Other	23,656	23,914	24,317
International
• Management	16,307	15,713	15,146
• Other	45,816	45,354	42,540
Total	97,126	96,104	92,855

The number of employees includes only employees of fully consolidated subsidiaries.

27) STATEMENT OF CASH FLOWS

A)	CASH FLOW FROM OPERATING ACTIVITIES

The following table gives additional information on cash paid or received in the cash flow from operating activities:

For the year ended December 31, (M€)	2012	2011	2010
Interests paid	(694)	(679)	(470)
Interests received	73	277	132
Income tax paid(a)	(13,067)	(12,061)	(8,848)
Dividends received	2,419	2,133	1,722

(a)	These amounts include taxes paid in kind under production-sharing contracts in the exploration-production.

Changes in working capital are detailed as follows:

For the year ended December 31, (M€)	2012	2011	2010
Inventories	372	(1,845)	(1,896)
Accounts receivable	767	(1,287)	(2,712)
Other current assets	(226)	(2,409)	911
Accounts payable	345	2,646	2,482
Other creditors and accrued liabilities	(174)	1,156	719
Net amount	1,084	(1,739)	(496)

B)	CASH FLOW USED IN FINANCING ACTIVITIES

Changes in non-current financial debt are detailed in the following table under a net value due to the high number of multiple drawings:

For the year ended December 31, (M€)	2012	2011	2010
Issuance of non-current debt	5,539	4,234	3,995
Repayment of non-current debt	(260)	(165)	(206)
Net amount	5,279	4,069	3,789
C)	CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows:

For the year ended December 31, (M€)	2012	2011	2010
Cash	6,202	4,715	4,679
Cash equivalents	9,267	9,310	9,810
Total	15,469	14,025	14,489

Cash equivalents are mainly composed of deposits less than three months deposited in government institutions or deposit banks selected in accordance with strict criteria.

28) FINANCIAL ASSETS AND LIABILITIES ANALYSIS PER INSTRUMENTS CLASS AND STRATEGY

The financial assets and liabilities disclosed in the balance sheet are detailed as follows:

	Financial instruments related to financing and operational activities							Other financial instruments	Total	Fair value
	Amortized cost	Fair value
As of December 31, 2012 (M€) Assets / (Liabilities)		Available for sale(a)	Held for trading	Financial debt(b)	Hedging of financial debt	Cash flow hedge	Net investment hedge and other
Equity affiliates: loans	2,360	—	—	—	—	—	—	—	2,360	2,360
Other investments	—	1,190	—	—	—	—	—	—	1,190	1,190
Hedging instruments of non-current financial debt	—	—	—	—	1,566	60	—	—	1,626	1,626
Other non-current assets	2,207	—	—	—	—	—	—	—	2,207	2,207
Accounts receivable, net	—	—	—	—	—	—	—	19,206	19,206	19,206
Other operating receivables	—	—	707	—	—	—	—	5,451	6,158	6,158
Current financial assets	1,093	—	38	—	430	1	—	—	1,562	1,562
Cash and cash equivalents	—	—	—	—	—	—	—	15,469	15,469	15,469
Total financial assets	5,660	1,190	745	—	1,996	61	—	40,126	49,778	49,778
Total non-financial assets	—	—	—	—	—	—	—	—	122,051	—
Total assets	—	—	—	—	—	—	—	—	171,829	—
Non-current financial debt	(5,086)	—	—	(17,177)	(11)	—	—	—	(22,274)	(22,473)
Accounts payable	—	—	—	—	—	—	—	(21,648)	(21,648)	(21,648)
Other operating liabilities	—	—	(482)	—	—	(10)	—	(5,412)	(5,904)	(5,904)
Current borrowings	(6,787)	—	—	(4,229)	—	—	—	—	(11,016)	(11,016)
Other current financial liabilities	—	—	(88)	—	(84)	(4)	—	—	(176)	(176)
Total financial liabilities	(11,873)	—	(570)	(21,406)	(95)	(14)	—	(27,060)	(61,018)	(61,217)
Total non-financial liabilities	—	—	—	—	—	—	—	—	(110,811)	—
Total liabilities	—	—	—	—	—	—	—	—	(171,829)	—

(a)	Financial assets available for sale are measured at their fair value except for unlisted securities (see Note 1 paragraph M(ii) and Note 13 to the Consolidated Financial Statements).
(b)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph M(iii) to the Consolidated Financial Statements).

	Financial instruments related to financing and trading activities							Other financial instruments	Total	Fair value
	Amortized cost	Fair value
As of December 31, 2011 (M€) Assets / (Liabilities)		Available for sale(a)	Held for trading	Financial debt(b)	Hedging of financial debt	Cash flow hedge	Net investment hedge and other
Equity affiliates: loans	2,246	—	—	—	—	—	—	—	2,246	2,246
Other investments	—	3,674	—	—	—	—	—	—	3,674	3,674
Hedging instruments of non-current financial debt	—	—	—	—	1,971	5	—	—	1,976	1,976
Other non-current assets	2,055	—	—	—	—	—	—	—	2,055	2,055
Accounts receivable, net	—	—	—	—	—	—	—	20,049	20,049	20,049
Other operating receivables	—	—	1,074	—	—	—	—	6,393	7,467	7,467
Current financial assets	146	—	159	—	383	12	—	—	700	700
Cash and cash equivalents	—	—	—	—	—	—	—	14,025	14,025	14,025
Total financial assets	4,447	3,674	1,233	—	2,354	17	—	40,467	52,192	52,192
Total non-financial assets	—	—	—	—	—	—	—	—	111,857	—
Total assets	—	—	—	—	—	—	—	—	164,049	—
Non-current financial debt	(4,858)	—	—	(17,551)	(97)	(49)	—	(2)	(22,557)	(23,247)
Accounts payable	—	—	—	—	—	—	—	(22,086)	(22,086)	(22,086)
Other operating liabilities	—	—	(606)	—	—	—	—	(4,835)	(5,441)	(5,441)
Current borrowings	(6,158)	—		(3,517)	—	—	—	—	(9,675)	(9,675)
Other current financial liabilities	—	—	(87)	—	(40)	(14)	(26)	—	(167)	(167)
Total financial liabilities	(11,016)	—	(693)	(21,068)	(137)	(63)	(26)	(26,923)	(59,926)	(60,616)
Total non-financial liabilities	—	—	—	—	—	—	—	—	(104,123)	—
Total liabilities	—	—	—	—	—	—	—	—	(164,049)	—

(a)	Financial assets available for sale are measured at their fair value except for unlisted securities (see Note 1 paragraph M(ii) and Note 13 to the Consolidated Financial Statements).
(b)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph M(iii) to the Consolidated Financial Statements).

	Financial instruments related to financing and trading activities							Other financial instruments	Total	Fair value
	Amortized cost	Fair value
As of December 31, 2010 (M€) Assets / (Liabilities)		Available for sale(a)	Held for trading	Financial debt(b)	Hedging of financial debt	Cash flow hedge	Net investment hedge and other
Equity affiliates: loans	2,383	—	—	—	—	—	—	—	2,383	2,383
Other investments	—	4,590	—	—	—	—	—	—	4,590	4,590
Hedging instruments of non-current financial debt	—	—	—	—	1,814	56	—	—	1,870	1,870
Other non-current assets	1,596	—	—	—	—	—	—	—	1,596	1,596
Accounts receivable, net	—	—	—	—	—	—	—	18,159	18,159	18,159
Other operating receivables	—	—	499	—	—	—	—	3,908	4,407	4,407
Current financial assets	869	—	38	—	292	—	6	—	1,205	1,205
Cash and cash equivalents	—	—	—	—	—	—	—	14,489	14,489	14,489
Total financial assets	4,848	4,590	537	—	2,106	56	6	36,556	48,699	48,699
Total non-financial assets	—	—	—	—	—	—	—	—	95,019	—
Total assets	—	—	—	—	—	—	—	—	143,718	—
Non-current financial debt	(3,186)	—	—	(17,419)	(178)	—	—	—	(20,783)	(21,172)
Accounts payable	—	—	—	—	—	—	—	(18,450)	(18,450)	(18,450)
Other operating liabilities	—	—	(559)	—	—	—	—	(3,015)	(3,574)	(3,574)
Current borrowings	(5,916)	—	—	(3,737)	—	—	—	—	(9,653)	(9,653)
Other current financial liabilities	—	—	(147)	—	(12)	—	—	—	(159)	(159)
Total financial liabilities	(9,102)	—	(706)	(21,156)	(190)	—	—	(21,465)	(52,619)	(53,008)
Total non-financial liabilities	—	—	—	—	—	—	—	—	(91,099)	—
Total liabilities	—	—	—	—	—	—	—	—	(143,718)	—

(a)	Financial assets available for sale are measured at their fair value except for unlisted securities (see Note 1 paragraph M(ii) and Note 13 to the Consolidated Financial Statements).
(b)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph M(iii) to the Consolidated Financial Statements).

29)	FAIR VALUE OF FINANCIAL INSTRUMENTS (EXCLUDING COMMODITY CONTRACTS)

A)	IMPACT ON THE STATEMENT OF INCOME PER NATURE OF FINANCIAL INSTRUMENTS

Operating assets and liabilities

The impact on the statement of income is detailed as follows:

For the year ended December 31, (M€)	2012	2011	2010
Assets available for sale (investments):
— dividend income on non-consolidated subsidiaries	223	330	255
— gains (losses) on disposal of assets	516	103	60
— other	(60)	(29)	(17)
Loans and receivables	(20)	(34)	90
Impact on net operating income	659	370	388

The impact in the statement of income mainly includes:

•	Dividends and gains or losses on disposal of other investments classified as “Other investments”;

•	Financial gains and depreciation on loans related to equity affiliates, non-consolidated companies and on receivables reported in “Loans and receivables”.

Assets and liabilities from financing activities

The impact on the statement of income of financing assets and liabilities is detailed as follows:

For the year ended December 31, (M€)	2012	2011	2010
Loans and receivables	80	271	133
Financing liabilities and associated hedging instruments	(675)	(730)	(469)
Fair value hedge (ineffective portion)	4	17	4
Assets and liabilities held for trading	20	2	(2)
Impact on the cost of net debt	(571)	(440)	(334)

The impact on the statement of income mainly includes:

•	Financial income on cash, cash equivalents, and current financial assets (notably current deposits beyond three months) classified as “Loans and receivables”;

•

Financial expense of long term subsidiaries financing, associated hedging instruments (excluding ineffective portion of the hedge detailed below) and financial expense of short term financing classified as “Financing liabilities and associated hedging instruments”;

•	Ineffective portion of bond hedging; and

•	Financial income, financial expense and fair value of derivative instruments used for cash management purposes classified as “Assets and liabilities held for trading”.

Financial derivative instruments used for cash management purposes (interest rate and foreign exchange) are considered to be held for trading. Based on practical documentation issues, the Group did not elect to set up hedge accounting for such instruments. The impact on income of the derivatives is offset by the impact of loans and current liabilities they are related to. Therefore these transactions taken as a whole do not have a significant impact on the Consolidated Financial Statements.

B)	IMPACT OF THE HEDGING STRATEGIES

Fair value hedge

The impact on the statement of income of the bond hedging instruments which is recorded in the item “Financial interest on debt” in the Consolidated Statement of Income is detailed as follows:

For the year ended December 31, (M€)	2012	2011	2010
Revaluation at market value of bonds	321	(301)	(1,164)
Swap hedging of bonds	(317)	318	1,168
Ineffective portion of the fair value hedge	4	17	4

The ineffective portion is not representative of the Group’s performance considering the Group’s objective to hold swaps to maturity. The current portion of the swaps valuation is not subject to active management.

Net investment hedge

These instruments are recorded directly in shareholders’ equity under “Currency translation adjustments”. The variations of the period are detailed in the table below:

For the year ended December 31, (M€)	As of January 1,	Variations	Disposals	As of December 31
2012	(104)	(187)	—	(291)
2011	(243)	139	—	(104)
2010	25	(268)	—	(243)

As of December 31, 2012, the Group had no open forward hedging instruments. The fair value of open forward instruments was €(26) million in 2011 and €6 million in 2010.

Cash flow hedge

The impact on the statement of income and on equity of the hedging instruments qualified as cash flow hedges is detailed as follows:

For the year ended December 31, (M€)	2012	2011	2010
Profit (Loss) recorded in equity during the period	65	(84)	(80)
Recycled amount from equity to the income statement during the period	87	(47)	(115)

As of December 31, 2012, 2011 and 2010, the ineffective portion of these financial instruments is equal to zero.

C)	MATURITY OF DERIVATIVE INSTRUMENTS

The maturity of the notional amounts of derivative instruments, excluding the commodity contracts, is detailed in the following table:

As of December 31, 2012 (M€) Assets / (Liabilities)	Fair value	Notional value(a)
		Total	2013	2014	2015	2016	2017	2018 and after
Fair value hedge
Swaps hedging fixed-rates bonds (liabilities)	(11)	1,737	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (assets)	1,566	15,431	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	1,555	17,168	—	4,205	3,537	2,098	3,075	4,253
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(84)	591	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (current portion) (assets)	430	3,614	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	346	4,205	4,205	—	—	—	—	—
Cash flow hedge
Swaps hedging fixed-rates bonds (liabilities)
Swaps hedging fixed-rates bonds (assets)	60	1,683	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	60	1,683	—	—	—	—	—	1,683
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(4)	148	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (current portion) (assets)	1	19	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	(3)	167	167	—	—	—	—	—
Swaps hedging investments (liabilities)	(10)	518	—	—	—	—	—	—
Swaps hedging investments (assets)	—	—	—	—	—	—	—	—
Total swaps hedging investments (assets and liabilities)	(10)	518	365	141	12	—	—	—
Net investment hedge
Currency swaps and forward exchange contracts (assets)	—	—	—	—	—	—	—	—
Currency swaps and forward exchange contracts (liabilities)	—	—	—	—	—	—	—	—
Total swaps hedging net investments	—	—	—	—	—	—	—	—
Held for trading
Other interest rate swaps (assets)	2	11,041	—	—	—	—	—	—
Other interest rate swaps (liabilities)	(2)	9,344	—	—	—	—	—	—
Total other interest rate swaps (assets and liabilities)	—	20,385	19,962	133	88	85	64	53
Currency swaps and forward exchange contracts (assets)	36	4,768	—	—	—	—	—	—
Currency swaps and forward exchange contracts (liabilities)	(86)	12,224	—	—	—	—	—	—
Total currency swaps and forward exchange contracts (assets and liabilities)	(50)	16,992	16,776	186	(15)	16	16	13

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

As of December 31, 2011 (M€) Assets / (Liabilities)	Fair value	Notional value(a)
		Total	2012	2013	2014	2015	2016	2017 and after
Fair value hedge
Swaps hedging fixed-rates bonds (liabilities)	(97)	1,478	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (assets)	1,971	15,653	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	1,874	17,131	—	4,204	4,215	3,380	1,661	3,671
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(40)	642	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (current portion) (assets)	383	2,349	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	343	2,991	2,991	—	—	—	—	—
Cash flow hedge
Swaps hedging fixed-rates bonds (liabilities)	(49)	967	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (assets)	5	749	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	(44)	1,716		—	—	—	—	1,716
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(14)	582	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (current portion) (assets)	12	908	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	(2)	1,490	1,490	—	—	—	—	—
Net investment hedge
Currency swaps and forward exchange contracts (assets)	—	—	—	—	—	—	—	—
Currency swaps and forward exchange contracts (liabilities)	(26)	881	—	—	—	—	—	—
Total swaps hedging net investments	(26)	881	881	—	—	—	—	—
Held for trading
Other interest rate swaps (assets)	1	3,605	—	—	—	—	—	—
Other interest rate swaps (liabilities)	(2)	14,679	—	—	—	—	—	—
Total other interest rate swaps (assets and liabilities)	(1)	18,284	18,284	—	—	—	—	—
Currency swaps and forward exchange contracts (assets)	158	6,984	—	—	—	—	—	—
Currency swaps and forward exchange contracts (liabilities)	(85)	4,453	—	—	—	—	—	—
Total currency swaps and forward exchange contracts (assets and liabilities)	73	11,437	11,176	80	58	36	31	56

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

		Notional value(a)
As of December 31, 2010 (M€) Assets / (Liabilities)	Fair value	Total	2011	2012	2013	2014	2015	2016 and after
Fair value hedge
Swaps hedging fixed-rates bonds (liabilities)	(178)	2,244	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (assets)	1,814	13,939	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	1,636	16,183	—	2,967	3,461	2,421	3,328	4,006
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(12)	592	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (current portion) (assets)	292	2,815	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	280	3,407	3,407	—	—	—	—	—
Cash flow hedge
Swaps hedging fixed-rates bonds (liabilities)	—	—	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (assets)	56	1,957	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	56	1,957	—	295	—	—	—	1,662
Swaps hedging fixed-rates bonds (current portion) (liabilities)	—	—	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (current portion) (assets)	—	—	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	—	—	—	—	—	—	—	—
Net investment hedge
Currency swaps and forward exchange contracts (assets)	6	381	—	—	—	—	—	—
Currency swaps and forward exchange contracts (liabilities)	—	—	—	—	—	—	—	—
Total swaps hedging net investments	6	381	381	—	—	—	—	—
Held for trading
Other interest rate swaps (assets)	1	6,463	—	—	—	—	—	—
Other interest rate swaps (liabilities)	(3)	11,395	—	—	—	—	—	—
Total other interest rate swaps (assets and liabilities)	(2)	17,858	17,667	189	—	—	2	—
Currency swaps and forward exchange contracts (assets)	37	1,532	—	—	—	—	—	—
Currency swaps and forward exchange contracts (liabilities)	(144)	6,757	—	—	—	—	—	—
Total currency swaps and forward exchange contracts (assets and liabilities)	(107)	8,289	8,102	—	25	49	31	82

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

D)	FAIR VALUE HIERARCHY

The fair value hierarchy for financial instruments excluding commodity contracts is as follows:

As of December 31, 2012 (M€)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non observable data (level 3)	Total
Fair value hedge instruments	—	1,901	—	1,901
Cash flow hedge instruments	—	47	—	47
Net investment hedge instruments	—	—	—	—
Assets and liabilities held for trading	—	(50)	—	(50)
Assets available for sale	91	—	—	91
Total	91	1,898	—	1,989

As of December 31, 2011 (M€)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non observable data (level 3)	Total
Fair value hedge instruments	—	2,217	—	2,217
Cash flow hedge instruments	—	(46)	—	(46)
Net investment hedge instruments	—	(26)	—	(26)
Assets and liabilities held for trading	—	72	—	72
Assets available for sale	2,575	—	—	2,575
Total	2,575	2,217	—	4,792

As of December 31, 2010 (M€)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non observable data (level 3)	Total
Fair value hedge instruments	—	1,916	—	1,916
Cash flow hedge instruments	—	56	—	56
Net investment hedge instruments	—	6	—	6
Assets and liabilities held for trading	—	(109)	—	(109)
Assets available for sale	3,631	—	—	3,631
Total	3,631	1,869	—	5,500

The description of each fair value level is presented in Note 1 paragraph M(v) to the Consolidated Financial Statements.

30) FINANCIAL INSTRUMENTS RELATED TO COMMODITY CONTRACTS

Financial instruments related to oil, gas and power activities as well as related currency derivatives are recorded at fair value under “Other current assets” or “Other creditors and accrued liabilities” depending on whether they are assets or liabilities.

As of December 31, 2012 (M€)
Assets / (Liabilities)	Carrying amount	Fair value(b)
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps	(26)	(26)
Freight rate swaps	—	—
Forwards(a)	(2)	(2)
Options	(18)	(18)
Futures	(6)	(6)
Options on futures	5	5
Total crude oil, petroleum products and freight rates	(47)	(47)
Gas & Power activities
Swaps	(17)	(17)
Forwards(a)	291	291
Options	(2)	(2)
Futures	—	—
Total Gas & Power	272	272
Total	225	225
Total of fair value non recognized in the balance sheet		—

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)	When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.

As of December 31, 2011 (M€) Assets / (Liabilities)	Carrying amount	Fair value(b)
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps	3	3
Freight rate swaps	—	—
Forwards(a)	(16)	(16)
Options	(4)	(4)
Futures	(14)	(14)
Options on futures	(6)	(6)
Total crude oil, petroleum products and freight rates	(37)	(37)
Gas & Power activities
Swaps	57	57
Forwards(a)	452	452
Options	(3)	(3)
Futures	—	—
Total Gas & Power	506	506
Total	469	469
Total of fair value non recognized in the balance sheet		—

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)	When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.

As of December 31, 2010 (M€) Assets / (Liabilities)	Carrying amount	Fair value(b)
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps	(2)	(2)
Freight rate swaps	—	—
Forwards(a)	5	5
Options	51	51
Futures	(12)	(12)
Options on futures	(4)	(4)
Total crude oil, petroleum products and freight rates	38	38
Gas & Power activities
Swaps	(1)	(1)
Forwards(a)	(102)	(102)
Options	5	5
Futures	—	—
Total Gas & Power	(98)	(98)
Total	(60)	(60)
Total of fair value non recognized in the balance sheet		—

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)	When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.

Most commitments on crude oil and refined products have a short term maturity (less than one year). The maturity of most Gas & Power energy derivatives is less than three years forward.

The changes in fair value of financial instruments related to commodity contracts are detailed as follows:

For the year ended December 31, (M€)	Fair value as of January 1,	Impact on income	Settled contracts	Other	Fair value as of December 31,
Crude oil, petroleum products and freight rates activities
2012	(37)	1,694	(1,705)	1	(47)
2011	38	1,572	(1,648)	1	(37)
2010	(28)	1,556	(1,488)	(2)	38
Gas & Power activities
2012	506	588	(825)	3	272
2011	(98)	899	(295)	0	506
2010	134	410	(648)	6	(98)

The fair value hierarchy for financial instruments related to commodity contracts is as follows:

As of December 31, 2012 (M€)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non observable data (level 3)	Total
Crude oil, petroleum products and freight rates activities	5	(52)	—	(47)
Gas & Power activities	(52)	324	—	272
Total	(47)	272	—	225

As of December 31, 2011 (M€)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non observable data (level 3)	Total
Crude oil, petroleum products and freight rates activities	(38)	1	—	(37)
Gas & Power activities	(44)	550	—	506
Total	(82)	551	—	469

As of December 31, 2010 (M€)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non observable data (level 3)	Total
Crude oil, petroleum products and freight rates activities	(10)	48	—	38
Gas & Power activities	50	(148)	—	(98)
Total	40	(100)	—	(60)

The description of each fair value level is presented in Note 1 paragraph M(v) to the Consolidated Financial Statements.

31) FINANCIAL RISKS MANAGEMENT

Oil and gas market related risks

Due to the nature of its business, the Group has significant oil and gas trading activities as part of its day-to-day operations in order to optimize revenues from its oil and gas production and to obtain favorable pricing to supply its refineries.

In its international oil trading business, the Group follows a policy of not selling its future production. However, in connection with this trading business, the Group, like most other oil companies, uses energy derivative instruments to adjust its exposure to price fluctuations of crude oil, refined products, natural gas, power and coal. The Group also uses freight rate derivative contracts in its shipping business to adjust its exposure to freight-rate fluctuations. To hedge against this risk, the Group uses various instruments such as futures, forwards, swaps and options on organized markets or over-the-counter markets. The list of the different derivatives held by the Group in these markets is detailed in Note 30 to the Consolidated Financial Statements.

The Trading & Shipping division measures its market risk exposure, i.e. potential loss in fair values, on its crude oil, refined products and freight rates trading activities using a value-at-risk technique. This technique is based on an historical model and makes an assessment of the market risk arising from possible future changes in market values over a 24-hour period. The calculation of the range of potential changes in fair values takes into account a snapshot of the end-of-day exposures and the set of historical price movements for the last 400 business days for all instruments and maturities in the global trading activities. Options are systematically re-evaluated using appropriate models.

The potential movement in fair values corresponds to a 97.5% value-at-risk type confidence level. This means that the Group’s portfolio result is likely to exceed the value-at-risk loss measure once over 40 business days if the portfolio exposures were left unchanged.

Trading & Shipping: value-at-risk with a 97.5% probability

As of December 31, (M€)	High	Low	Average	Year end
2012	13.0	3.8	7.4	5.5
2011	10.6	3.7	6.1	6.3
2010	23.1	3.4	8.9	3.8

As part of its gas, power and coal trading activity, the Group also uses derivative instruments such as futures, forwards, swaps and options in both organized and over-the-counter markets. In general, the transactions are settled at maturity date through physical delivery. The Gas & Power division measures its market risk exposure, i.e. potential loss in fair values, on its trading business using a value-at-risk technique. This technique is based on an historical model and makes an assessment of the market risk arising from possible future changes in market values over a one-day period. The calculation of the range of potential changes in fair values takes into account a snapshot of the end-of-day exposures and the set of historical price movements for the past two years for all instruments and maturities in the global trading business.

Gas & Power trading: value-at-risk with a 97.5% probability

As of December 31, (M€)	High	Low	Average	Year end
2012	20.9	2.6	7.4	2.8
2011	21.0	12.7	16.0	17.6
2010	13.9	2.7	6.8	10.0

The Group has implemented strict policies and procedures to manage and monitor these market risks. These are based on the separation of control and front-office functions and on an integrated information system that enables real-time monitoring of trading activities.

Limits on trading positions are approved by the Group’s Executive Committee and are monitored daily. To increase flexibility and encourage liquidity, hedging operations are performed with numerous independent operators, including other oil companies, major energy producers or consumers and financial institutions. The Group has established counterparty limits and monitors outstanding amounts with each counterparty on an ongoing basis.

Financial markets related risks

As part of its financing and cash management activities, the Group uses derivative instruments to manage its exposure to changes in interest rates and foreign exchange rates. These instruments are mainly interest rate and currency swaps. The Group may also occasionally use futures contracts and options. These operations and their accounting treatment are detailed in Notes 1 paragraph M, 20, 28 and 29 to the Consolidated Financial Statements.

Risks relative to cash management operations and to interest rate and foreign exchange financial instruments are managed according to rules set by the Group’s senior management, which provide for regular pooling of available cash balances, open positions and management of the financial instruments by the Treasury Department. Excess cash of the Group is deposited mainly in government institutions, deposit banks, or major companies through deposits, reverse repurchase agreements and purchase of commercial paper. Liquidity positions and the management of financial instruments are centralized by the Treasury Department, where they are managed by a team specialized in foreign exchange and interest rate market transactions.

The Cash Monitoring-Management Unit within the Treasury Department monitors limits and positions per bank on a daily basis and results of the Front Office. This unit also prepares marked-to-market valuations of used financial instruments and, when necessary, performs sensitivity analysis.

Counterparty risk

The Group has established standards for market transactions under which bank counterparties must be approved in advance, based on an assessment of the counterparty’s financial soundness (multi-criteria analysis including a review of market prices and of the Credit Default Swap (CDS), its ratings with Standard & Poor’s and Moody’s, which must be of high quality, and its overall financial condition).

An overall authorized credit limit is set for each bank and is allotted among the subsidiaries and the Group’s central treasury entities according to their needs.

To reduce the market values risk on its commitments, in particular for swaps set as part of bonds issuance, the Treasury Department also developed a system of margin call that is gradually implemented with significant counterparties.

Currency exposure

The Group seeks to minimize the currency exposure of each entity to its functional currency (primarily the euro, the dollar, the Canadian dollar, the pound sterling and the Norwegian krone).

For currency exposure generated by commercial activity, the hedging of revenues and costs in foreign currencies is typically performed using currency operations on the spot market and, in some cases, on the forward market. The Group rarely hedges future cash flows, although it may use options to do so.

With respect to currency exposure linked to non-current assets booked in a currency other than the euro, the Group has a policy of reducing the related currency exposure by financing these assets in the same currency.

Net short-term currency exposure is periodically monitored against limits set by the Group’s senior management.

The non-current debt described in Note 20 to the Consolidated Financial Statements is generally raised by the corporate treasury entities either directly in dollars, in euros or in Canadian dollars, or in other currencies which are then exchanged for dollars or euros through swaps issues to appropriately match general corporate needs. The proceeds from these debt issuances are loaned to affiliates whose accounts are kept in dollars, in Canadian dollars or in euros. Thus, the net sensitivity of these positions to currency exposure is not significant.

The Group’s short-term currency swaps, the notional value of which appears in Note 29 to the Consolidated Financial Statements, are used to attempt to optimize the centralized cash management of the Group. Thus, the sensitivity to currency fluctuations which may be induced is likewise considered negligible.

Short-term interest rate exposure and cash

Cash balances, which are primarily composed of euros and dollars, are managed according to the guidelines established by the Group’s senior management (maintain an adequate level of liquidity, optimize revenue from investments considering existing interest rate yield curves, and minimize the cost of borrowing) over a less than twelve-month horizon and on the basis of a daily interest rate benchmark, primarily through short-term interest rate swaps and short-term currency swaps, without modifying currency exposure.

Interest rate risk on non-current debt

The Group’s policy consists of incurring non-current debt primarily at a floating rate, or, if the opportunity arises at the time of an issuance, at a fixed rate. Debt is incurred in dollars, in euros or in Canadian dollars according to general corporate needs. Long-term interest rate and currency swaps may be used to hedge bonds at their issuance in order to create a variable or fixed rate synthetic debt. In order to partially modify the interest rate structure of the long-term debt, TOTAL may also enter into long-term interest rate swaps.

Sensitivity analysis on interest rate and foreign exchange risk

The tables below present the potential impact of an increase or decrease of 10 basis points on the interest rate yield curves for each of the currencies on the fair value of the current financial instruments as of December 31, 2012, 2011 and 2010.

			Change in fair value due to a change in interest rate by
Assets / (Liabilities) (M€)	Carrying amount	Estimated fair value	+ 10 basis points	- 10 basis points
As of December 31, 2012
Bonds (non-current portion, before swaps)	(21,346)	(21,545)	97	(97)
Swaps hedging fixed-rates bonds (liabilities)	(11)	(11)	—	—
Swaps hedging fixed-rates bonds (assets)	1,626	1,626	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	1,615	1,615	(58)	58
Current portion of non-current debt after swap (excluding capital lease obligations)	4,251	4,251	4	(4)
Other interest rates swaps	—	—	2	(2)
Currency swaps and forward exchange contracts	(50)	(50)	—	—
As of December 31, 2011
Bonds (non-current portion, before swaps)	(21,402)	(22,092)	83	(83)
Swaps hedging fixed-rates bonds (liabilities)	(146)	(146)	—	—
Swaps hedging fixed-rates bonds (assets)	1,976	1,976	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	1,830	1,830	(49)	49
Current portion of non-current debt after swap (excluding capital lease obligations)	3,488	3,488	3	(3)
Other interest rates swaps	(1)	(1)	3	(3)
Currency swaps and forward exchange contracts	47	47	—	—
As of December 31, 2010
Bonds (non-current portion, before swaps)	(20,019)	(20,408)	86	(84)
Swaps hedging fixed-rates bonds (liabilities)	(178)	(178)	—	—
Swaps hedging fixed-rates bonds (assets)	1,870	1,870	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	1,692	1,692	(59)	59
Current portion of non-current debt after swap (excluding capital lease obligations)	3,483	3,483	4	(4)
Other interest rates swaps	(2)	(2)	3	(3)
Currency swaps and forward exchange contracts	(101)	(101)	—	—

The impact of changes in interest rates on the cost of net debt before tax is as follows:

For the year ended December 31, (M€)	2012	2011	2010
Cost of net debt	(571)	(440)	(334)
Interest rate translation of:
+ 10 basis points	(11)	(10)	(11)
- 10 basis points	11	10	11
+ 100 basis points	(106)	(103)	(107)
- 100 basis points	106	103	107

As a result of the policy for the management of currency exposure previously described, the Group’s sensitivity to currency exposure is primarily influenced by the net equity of the subsidiaries whose functional currency is the dollar and, to a lesser extent, the pound sterling, the Norwegian krone and the Canadian dollar.

This sensitivity is reflected in the historical evolution of the currency translation adjustment recorded in the statement of changes in shareholders’ equity which, in the course of the last three fiscal years, is essentially related to the fluctuation of dollar and pound sterling and is set forth in the table below:

	Euro / Dollar exchange rates	Euro / Pound sterling exchange rates
As of December 31, 2012	1.32	0.82
As of December 31, 2011	1.29	0.84
As of December 31, 2010	1.34	0.86

As of December 31, 2012 (M€)	Total	Euro	Dollar	Pound sterling	Other currencies and equity affiliates
Shareholders’ equity at historical exchange rate	74,400	45,999	22,510	4,651	1,240
Currency translation adjustment before net investment hedge	(1,488)	—	(781)	(823)	116
Net investment hedge — open instruments	—	—	—	—	—
Shareholders’ equity at exchange rate as of December 31, 2012	72,912	45,999	21,729	3,828	1,356

As of December 31, 2011 (M€)	Total	Euro	Dollar	Pound sterling	Other currencies and equity affiliates
Shareholders’ equity at historical exchange rate	69,025	41,396	21,728	4,713	1,188
Currency translation adjustment before net investment hedge	(962)	—	127	(923)	(166)
Net investment hedge — open instruments	(26)	—	(25)	(1)	—
Shareholders’ equity at exchange rate as of December 31, 2011	68,037	41,396	21,830	3,789	1,022

As of December 31, 2010 (M€)	Total	Euro	Dollar	Pound sterling	Other currencies and equity affiliates(a)
Shareholders’ equity at historical exchange rate	62,909	32,894	22,242	4,997	2,776
Currency translation adjustment before net investment hedge	(2,501)	—	(1,237)	(1,274)	10
Net investment hedge — open instruments	6	—	6	—	—
Shareholders’ equity at exchange rate as of December 31, 2010	60,414	32,894	21,011	3,723	2,786

As a result of this policy, the impact of currency exchange rate fluctuations on consolidated income, as illustrated in Note 7 to the Consolidated Financial Statements, has not been significant over the last three years despite the considerable fluctuation of the dollar (a gain of €26 million in 2012, a gain of €118 million in 2011, nil result in 2010).

Stock market risk

The Group holds interests in a number of publicly-traded companies (see Notes 12 and 13 to the Consolidated Financial Statements). The market value of these holdings fluctuates due to various factors, including stock market trends, valuations of the sectors in which the companies operate, and the economic and financial condition of each individual company.

Liquidity risk

TOTAL S.A. has confirmed lines of credit granted by international banks, which are calculated to allow it to manage its short-term liquidity needs as required.

As of December 31, 2012, these lines of credit amounted to $10,519 million, of which $10,463 million was unused. The agreements for the lines of credit granted to TOTAL S.A. do not contain conditions related to the Company’s financial ratios, to its financial ratings from specialized agencies, or to the occurrence of events that could have a material adverse effect on its financial position. As of December 31, 2012, the aggregate amount of the principal confirmed lines of credit granted by international banks to Group companies, including TOTAL S.A., was $11,328 million, of which $10,921 million was unused. The lines of credit granted to Group companies other than TOTAL S.A. are not intended to finance the Group’s general needs; they are intended to finance either the general needs of the borrowing subsidiary or a specific project.

The following tables show the maturity of the financial assets and liabilities of the Group as of December 31, 2012, 2011 and 2010 (see Note 20 to the Consolidated Financial Statements).

As of December 31, 2012 (M€) Assets/(Liabilities)	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Non-current financial debt (notional value excluding interests)	—	(3,832)	(3,465)	(2,125)	(3,126)	(8,100)	(20,648)
Current borrowings	(11,016)	—	—	—	—	—	(11,016)
Other current financial liabilities	(176)	—	—	—	—	—	(176)
Current financial assets	1,562	—	—	—	—	—	1,562
Assets and liabilities available for sale or exchange	(756)	—	—	—	—	—	(756)
Cash and cash equivalents	15,469	—	—	—	—	—	15,469
Net amount before financial expense	5,083	(3,832)	(3,465)	(2,125)	(3,126)	(8,100)	(15,565)
Financial expense on non-current financial debt	(746)	(625)	(519)	(405)	(352)	(1,078)	(3,725)
Interest differential on swaps	371	335	225	106	62	(37)	1,062
Net amount	4,708	(4,122)	(3,759)	(2,424)	(3,416)	(9,215)	(18,228)

As of December 31, 2011 (M€) Assets/(Liabilities)	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Non-current financial debt (notional value excluding interests)	—	(4,492)	(3,630)	(3,614)	(1,519)	(7,326)	(20,581)
Current borrowings	(9,675)	—	—	—	—	—	(9,675)
Other current financial liabilities	(167)	—	—	—	—	—	(167)
Current financial assets	700	—	—	—	—	—	700
Cash and cash equivalents	14,025	—	—	—	—	—	14,025
Net amount before financial expense	4,883	(4,492)	(3,630)	(3,614)	(1,519)	(7,326)	(15,698)
Financial expense on non-current financial debt	(785)	(691)	(521)	(417)	(302)	(1,075)	(3,791)
Interest differential on swaps	320	331	221	120	55	44	1,091
Net amount	4,418	(4,852)	(3,930)	(3,911)	(1,766)	(8,357)	(18,398)

As of December 31, 2010 (M€) Assets/(Liabilities)	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Non-current financial debt (notional value excluding interests)	—	(3,355)	(3,544)	(2,218)	(3,404)	(6,392)	(18,913)
Current borrowings	(9,653)	—	—	—	—	—	(9,653)
Other current financial liabilities	(159)	—	—	—	—	—	(159)
Current financial assets	1,205	—	—	—	—	—	1,205
Cash and cash equivalents	14,489	—	—	—	—	—	14,489
Net amount before financial expense	5,882	(3,355)	(3,544)	(2,218)	(3,404)	(6,392)	(13,031)
Financial expense on non-current financial debt	(843)	(729)	(605)	(450)	(358)	(1,195)	(4,180)
Interest differential on swaps	461	334	153	33	2	(78)	905
Net amount	5,500	(3,750)	(3,996)	(2,635)	(3,760)	(7,665)	(16,306)

In addition, the Group guarantees bank debt and finance lease obligations of certain non-consolidated companies and equity affiliates. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee, and no assets are held as collateral for these guarantees. Maturity dates and amounts are set forth in Note 23 to the Consolidated Financial Statements (“Guarantees given against borrowings”).

The Group also guarantees the current liabilities of certain non-consolidated companies. Performance under these guarantees would be triggered by a financial default of these entities. Maturity dates and amounts are set forth in Note 23 to the Consolidated Financial Statements (“Guarantees of current liabilities”).

The following table sets forth financial assets and liabilities related to operating activities as of December 31, 2012, 2011 and 2010 (see Note 28 to the Consolidated Financial Statements).

As of December 31 (M€) Assets/(Liabilities)	2012	2011	2010
Accounts payable	(21,648)	(22,086)	(18,450)
Other operating liabilities	(5,904)	(5,441)	(3,574)
including financial instruments related to commodity contracts	(482)	(606)	(559)
Accounts receivable, net	19,206	20,049	18,159
Other operating receivables	6,158	7,467	4,407
including financial instruments related to commodity contracts	707	1,074	499
Total	(2,188)	(11)	542

These financial assets and liabilities mainly have a maturity date below one year.

Credit risk

Credit risk is defined as the risk of the counterparty to a contract failing to perform or pay the amounts due.

The Group is exposed to credit risks in its operating and financing activities. The Group’s maximum exposure to credit risk is partially related to financial assets recorded on its balance sheet, including energy derivative instruments that have a positive market value.

The following table presents the Group’s maximum credit risk exposure:

As of December 31, (M€) Assets/(Liabilities)	2012	2011	2010
Loans to equity affiliates (Note 12)	2,360	2,246	2,383
Loans and advances (Note 14)	2,207	2,055	1,596
Hedging instruments of non-current financial debt (Note 20)	1,626	1,976	1,870
Accounts receivable (Note 16)	19,206	20,049	18,159
Other operating receivables (Note 16)	6,158	7,467	4,407
Current financial assets (Note 20)	1,562	700	1,205
Cash and cash equivalents (Note 27)	15,469	14,025	14,489
Total	48,588	48,518	44,109

The valuation allowance on loans and advances and on accounts receivable and other operating receivables is detailed respectively in Notes 14 and 16 to the Consolidated Financial Statements.

As part of its credit risk management related to operating and financing activities, the Group has developed margin call contracts with certain counterparties. As of December 31, 2012, the net amount received as part of these margin calls was €1,635 million (against

€1,682 million as of December 31, 2011 and €1,560 million as of December 31, 2010).

Credit risk is managed by the Group’s business segments as follows:

•	Upstream segment

–	Exploration & Production

Risks arising under contracts with government authorities or other oil companies or under long-term supply contracts necessary for the development of projects are evaluated during the project approval process. The long-term aspect of these contracts and the high-quality of the other parties lead to a low level of credit risk.

Risks related to commercial operations, other than those described above (which are, in practice, directly monitored by subsidiaries), are subject to procedures for establishing and reviewing credit.

Customer receivables are subject to provisions on a case-by-case basis, based on prior history and management’s assessment of the facts and circumstances.

–	Gas & Power

Gas & Power deals with counterparties in the energy, industrial and financial sectors throughout the world. Financial institutions providing credit risk coverage are highly rated international bank and insurance groups.

Potential counterparties are subject to credit assessment and approval before concluding transactions and are thereafter subject to regular review, including re-appraisal and approval of the limits previously granted.

The creditworthiness of counterparties is assessed based on an analysis of quantitative and qualitative data regarding financial standing and business risks, together with the review of any relevant third party and market information, such as data published by rating agencies. On this basis, credit limits are defined for each potential counterparty and, where appropriate, transactions are subject to specific authorizations.

Credit exposure, which is essentially an economic exposure or an expected future physical exposure, is permanently monitored and subject to sensitivity measures.

Credit risk is mitigated by the systematic use of industry standard contractual frameworks that permit netting, enable requiring added security in case of adverse change in the counterparty risk, and allow for termination of the contract upon occurrence of certain events of default.

•	Marketing & Services segment

Internal procedures for the Marketing & Services segment include rules on credit risk that describe the basis of internal control in this domain, including the separation of authority between commercial and financial operations. Credit policies are defined at the local level, complemented by the implementation of procedures to monitor customer risk (credit committees at the subsidiary level, the creation of credit limits for corporate customers, portfolio guarantees, etc.).

Each entity also implements monitoring of its outstanding receivables. Risks related to credit may be mitigated or limited by subscription of credit insurance and/or requiring security or guarantees.

Bad debts are provisioned on a case-by-case basis at a rate determined by management based on an assessment of the risk of credit loss.

•	Refining & Chemicals segment

–	Refining & Chemicals

Credit risk is primarily related to commercial receivables. Each division implements procedures for managing and provisioning credit risk that differ based on the size of the subsidiary and the market in which it operates. The principal elements of these procedures are:

•	implementation of credit limits with different authorization procedures for possible credit overruns;

•	use of insurance policies or specific guarantees (letters of credit);

•	regular monitoring and assessment of overdue accounts (aging balance), including collection procedures; and

•	provisioning of bad debts on a customer-by-customer basis, according to payment delays and local payment practices (provisions may also be calculated based on statistics).

–	Trading & Shipping

Trading & Shipping deals with commercial counterparties and financial institutions located throughout the world. Counterparties to physical and derivative transactions are primarily entities involved in the oil and gas industry or in the trading of energy commodities, or financial institutions. Credit risk coverage is concluded with financial institutions, international banks and insurance groups selected in accordance with strict criteria.

The Trading & Shipping division has a strict policy of internal delegation of authority governing establishment of country and counterparty credit limits and approval of specific transactions. Credit exposures contracted under these limits and approvals are monitored on a daily basis.

Potential counterparties are subject to credit assessment and approval prior to any transaction being concluded and all active counterparties are subject to regular reviews, including re-appraisal and approval of granted limits. The creditworthiness of counterparties is assessed based on an analysis of quantitative and qualitative data regarding financial standing and business risks, together with the review of any relevant third party and market information, such as ratings published by Standard & Poor’s, Moody’s Investors Service and other agencies.

Contractual arrangements are structured so as to maximize the risk mitigation benefits of netting between transactions wherever possible and additional protective terms providing for the provision of security in the event of financial deterioration and the termination of transactions on the occurrence of defined default events are used to the greatest permitted extent.

Credit risks in excess of approved levels are secured by means of letters of credit and other guarantees, cash deposits and insurance arrangements. In respect of derivative transactions, risks are secured by margin call contracts wherever possible.

32)	OTHER RISKS AND CONTINGENT LIABILITIES

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

ANTITRUST INVESTIGATIONS

The principal antitrust proceedings in which the Group’s companies are involved are described thereafter.

•	Refining & Chemicals segment

As part of the spin-off of Arkema(1) in 2006, TOTAL S.A. and certain other Group companies agreed to grant Arkema a guarantee for potential monetary consequences related to antitrust proceedings arising from events prior to the spin-off.

(1)

Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. Arkema became an independent company after being spun-off from TOTAL S.A. in May 2006.

This guarantee covers, for a period of ten years from the date of the spin-off, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings. The guarantee related to anti-competition violations in Europe applies to amounts above a €176.5 million threshold. On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group company are required to pay under any of the proceedings covered by this guarantee, in Europe.

If one or more individuals or legal entities, acting alone or together, directly or indirectly holds more than one-third of the voting rights of Arkema, or if Arkema transfers more than 50% of its assets (as calculated under the enterprise valuation method, as of the date of the transfer) to a third party or parties acting together, irrespective of the type or number of transfers, this guarantee will become void.

In the United States, civil liability lawsuits, for which TOTAL S.A. has been named as the parent company, are closed without significant impact on the Group’s financial position.

In Europe, since 2006, the European Commission has fined companies of the Group in its configuration prior to the spin-off following five investigations launched by the European Commission between 2000 and 2004, four of which are closed, the fifth is on hold a pending decision following the appeal of Arkema and the concerned companies of the Group.

In financial terms, the fines imposed by the European Commission following the five investigations reach an overall amount of €385.47 million, entirely settled as of today. As a result, once the threshold provided for by the guarantee is deducted, the overall amount assumed and paid by the Group since the spin-off in accordance with the guarantee amounted to €188.07 million(1), to which an amount of €31.31 million of interest has been added. These amounts were not modified during the 2012 financial year.

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In addition, civil proceedings against Arkema and other groups of companies were initiated in 2009 and 2011, respectively, before German and Dutch courts by third parties for alleged damages pursuant to two of the above mentioned legal proceedings. TOTAL S.A. was summoned to serve notice of the dispute before the German court. At this point, the probability to have a favorable verdict and the financial impacts of these proceedings remain uncertain due to the number of legal difficulties they give rise to, the lack of documented claims and evaluations of the alleged damages.

Arkema began implementing compliance procedures in 2001 that are designed to prevent its employees from violating antitrust provisions. However, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema regarding events prior to the spin-off, as well as Elf Aquitaine and/or TOTAL S.A. based on their status as parent company.

Within the framework of all of the legal proceedings described above, a €17 million reserve remains booked in the Group’s consolidated financial statements as of December 31, 2012.

•	Marketing & Services segment

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Pursuant to a statement of objections received by Total Nederland N.V. and TOTAL S.A. (based on its status as parent company) from the European Commission, Total Nederland N.V. was fined €20.25 million in 2006, for which TOTAL S.A. was held jointly liable for €13.5 million. TOTAL S.A. lodged an appeal against this decision that was dismissed end of September 2012.

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In addition, pursuant to a statement of objections received by Total Raffinage Marketing (formerly Total France) and TOTAL S.A. from the European Commission regarding a product line of the Marketing & Services segment, Total Raffinage Marketing was fined €128.2 million in 2008, which has been paid, and for which TOTAL S.A. was held jointly liable based on its status as parent company. The appeal against this decision lodged by the Group is still pending before the relevant European court.

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In addition, the civil proceedings against TOTAL S.A., Total Raffinage Marketing and other companies initiated before UK and Dutch courts by third parties for alleged damages in connection with the prosecutions brought by the European Commission are ongoing. At this point, the

(1)	This amount does not take into account a case that led to Arkema, prior to Arkema’s spin-off from TOTAL, and Elf Aquitaine being fined jointly €45 million and Arkema being fined €13.5 million.

probability to have a favorable verdict and the financial impacts of these procedures remain uncertain due to the number of legal difficulties they gave rise to, the lack of documented claims and evaluations of the alleged damages.

Within the framework of the legal proceedings described above, a €30 million reserve is booked in the Group’s consolidated financial statements as of December 31, 2012.

Whatever the evolution of the proceedings described above, the Group believes that their outcome should not have a material adverse effect on the Group’s financial situation or consolidated results.

GRANDE PAROISSE

An explosion occurred at the Grande Paroisse industrial site in the city of Toulouse in France on September 21, 2001. Grande Paroisse, a former subsidiary of Atofina which became a subsidiary of Elf Aquitaine Fertilisants on December 31, 2004, as part of the reorganization of the Chemicals segment, was principally engaged in the production and sale of agricultural fertilizers. The explosion, which involved a stockpile of ammonium nitrate pellets, destroyed a portion of the site and caused the death of thirty-one people, including twenty-one workers at the site, and injured many others. The explosion also caused significant damage to certain property in part of the city of Toulouse.

This plant has been closed and individual assistance packages have been provided for employees. The site has been rehabilitated.

On December 14, 2006, Grande Paroisse signed, under the supervision of the city of Toulouse, the deed whereby it donated the former site of the AZF plant to the greater agglomeration of Toulouse (CAGT) and the Caisse des dépôts et consignations and its subsidiary ICADE. Under this deed, TOTAL S.A. guaranteed the site remediation obligations of Grande Paroisse and granted a €10 million endowment to the InNaBioSanté research foundation as part of the setting up of a cancer research center at the site by the city of Toulouse.

After having articulated several hypotheses, the Court appointed experts did not maintain in their final report filed on May 11, 2006, that the accident was caused by pouring a large quantity of a chlorine compound over ammonium nitrate. Instead, the experts have retained a scenario where a container of chlorine compound sweepings was poured between a layer of wet ammonium nitrate covering the floor and a quantity of dry agricultural nitrate at a location not far from the principal storage site. This is claimed to have caused an explosion which then spread into the main storage site. Grande Paroisse was investigated based on this new hypothesis in 2006; Grande Paroisse is contesting this explanation, which it believes to be based on elements that are not factually accurate.

On July 9, 2007, the investigating magistrate brought charges against Grande Paroisse and the former plant manager before the criminal chamber of the Court of Appeal of Toulouse. In late 2008, TOTAL S.A. and Mr. Thierry Desmarest were summoned to appear in Court pursuant to a request by a victims association.

On November 19, 2009, the Toulouse Criminal Court acquitted both the former Plant Manager, and Grande Paroisse due to the lack of reliable evidence for the explosion. The Court also ruled that the summonses against TOTAL S.A. and Mr. Thierry Desmarest, Chairman and CEO at the time of the disaster were inadmissible.

Due to the presumption of civil liability that applied to Grande Paroisse, the Court declared Grande Paroisse civilly liable for the damages caused by the explosion to the victims in its capacity as custodian and operator of the plant.

The Prosecutor’s office, together with certain third parties, has appealed the Toulouse Criminal Court verdict. In order to preserve its rights, Grande Paroisse lodged a cross-appeal with respect to civil charges.

By its decision of September 24, 2012, the Court of Appeal of Toulouse (Cour d’appel de Toulouse) upheld the lower court verdict pursuant to which the summonses against TOTAL S.A. and Mr. Thierry Desmarest were determined to be inadmissible. This element of the decision has been appealed by certain third parties before the French Supreme Court (Cour de cassation).

The Court of Appeal considered, however, that the explosion was the result of the chemical accident described by the court-appointed experts. Accordingly, it convicted the former plant manager and Grande Paroisse. This element of the decision has been appealed by the former plant manager and Grande Paroisse before the French Supreme Court (Cour de cassation), which has the effect of suspending their criminal sentences.

A compensation mechanism for victims was set up immediately following the explosion. €2.3 billion was paid for the compensation of claims and related expenses amounts. As of December 31, 2012, a €17 million reserve was recorded in the Group’s consolidated balance sheet.

BUNCEFIELD

On December 11, 2005, several explosions, followed by a major fire, occurred at an oil storage depot at Buncefield, north of London. This depot was operated by Hertfordshire Oil Storage Limited (HOSL), a company in which TOTAL’s UK subsidiary holds 60% and another oil group holds 40%.

The explosion caused injuries, most of which were minor injuries, to a number of people and caused property damage to the depot and the buildings and homes located nearby. The official Independent Investigation Board has indicated that the explosion was caused by the overflow of a tank at the depot. The Board’s final report was released on December 11, 2008. The civil procedure for claims, which had not yet been settled, took place between October and December 2008. The Court’s decision of March 20, 2009, declared TOTAL’s UK subsidiary liable for the accident and solely liable for indemnifying the victims. The subsidiary appealed the decision. The appeal trial took place in January 2010. The Court of Appeals, by a decision handed down on March 4, 2010, confirmed the prior judgment. The Supreme Court of United Kingdom has partially authorized TOTAL’s UK subsidiary to contest the decision. TOTAL’s UK subsidiary finally decided to withdraw from this recourse due to settlement agreements reached in mid-February 2011.

The Group carries insurance for damage to its interests in these facilities, business interruption and civil liability claims from third parties. The provision for the civil liability that appears in the Group’s consolidated financial statements as of December 31, 2012, stands at €1 million after taking into account the payments previously made.

The Group believes that, based on the information currently available, on a reasonable estimate of its liability and on provisions recognized, this accident should not have a significant impact on the Group’s financial situation or consolidated results.

In addition, on December 1, 2008, the Health and Safety Executive (HSE) and the Environment Agency (EA) issued a Notice of prosecution against five companies, including TOTAL’s UK subsidiary. By a judgment on July 16, 2010, the subsidiary was fined £3.6 million and paid it. The decision takes into account a number of elements that have mitigated the impact of the charges brought against it.

ERIKA

Following the sinking in December 1999 of the Erika, a tanker that was transporting products belonging to one of the Group companies, the Tribunal de grande instance of

Paris convicted TOTAL S.A. of marine pollution pursuant to a judgment issued on January 16, 2008, finding that TOTAL S.A. was negligent in its vetting procedure for vessel selection, and ordering TOTAL S.A. to pay a fine of €375,000. The Court also ordered compensation to be paid to those affected by the pollution from the Erika up to an aggregate amount of €192 million, declaring TOTAL S.A. jointly and severally liable for such payments together with the Erika’s inspection and classification firm, the Erika’s owner and the Erika’s manager.

TOTAL has appealed the verdict of January 16, 2008. In the meantime, it nevertheless proposed to pay third parties who so requested definitive compensation as determined by the Court. Forty-two third parties have been compensated for an aggregate amount of €171.5 million.

By a decision dated March 30, 2010, the the Cour d’appel de Paris upheld the lower Court verdict pursuant to which TOTAL S.A. was convicted of marine pollution and fined €375,000. TOTAL appealed this decision to the French Supreme Court (Cour de cassation).

However, the Court of Appeal ruled that TOTAL S.A. bears no civil liability according to the applicable international conventions and consequently ruled that TOTAL S.A. be not convicted.

TOTAL challenged the criminal law-related of this decision before the French Supreme Court (Cour de cassation).

By a decision dated September 25, 2012, the Cour de cassation has dismissed the appeal lodged by TOTAL S.A. and upheld the conviction of marine pollution. The Cour de cassation also quashed the appeal judgment and ruled that TOTAL S.A. bears civil liability. Consequently, TOTAL S.A. has been declared severally liable together with the Erika’s inspection and classification firm, owner and manager to compensate the damages allocated to third parties by the Cour d’appel de Paris in 2010.

Nearly all the damages allocated to third parties have already been paid. Consequently, the decision of the Cour de cassation did not give rise to a significant financial impact for the Group.

BLUE RAPID AND THE RUSSIAN OLYMPIC COMMITTEE — RUSSIAN REGIONS AND INTERNEFT

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. Blue Rapid and the Russian Olympic Committee appealed this decision. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract’s termination. Blue Rapid and the Russian Olympic Committee appealed this decision to the French Supreme Court.

In connection with the same facts, and fifteen years after the termination of the exploration and production contract, a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation which were not even parties to the contract, have launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of U.S.$ 22.4 billion. For the same reasons as those successfully adjudicated by Elf Aquitaine against Blue Rapid and the Russian Olympic Committee, the Group considers this claim to be unfounded as to a matter of law or fact. The Group has lodged a criminal complaint to denounce the fraudulent claim which the Group believes it is a victim of and, has taken and reserved its rights to take other actions and measures to defend its interests.

IRAN

In 2003, the United States Securities and Exchange Commission (SEC) followed by the Department of Justice (DoJ) issued a formal order directing an investigation in connection with the pursuit of business in Iran, by certain oil companies including, among others, TOTAL.

The inquiry concerns an agreement concluded by the Company with consultants concerning gas fields in Iran and aims to verify whether certain payments made under this agreement would have benefited Iranian officials in violation of the Foreign Corrupt Practices Act (FCPA) and the Company’s accounting obligations. The Company fully cooperates with these investigations.

Since 2010, the Company has been in discussions with U.S. authorities (DoJ and SEC) to consider, as it is often the case in these kinds of proceedings, an out-of-court settlement, which would terminate the investigation in exchange for TOTAL respecting a number of obligations, including the payment of a fine and civil compensation, without admission of guilt.

U.S. authorities have proposed draft agreements that could be accepted by TOTAL. Consequently, and although discussions have not yet been finalized, a provision of $398 million, unchanged since its booking as of June 30, 2012, reflecting the best estimate of potential costs associated with the resolution of these proceedings, remains booked in the Group’s consolidated financial statements as of December 31, 2012.

In this same affair, TOTAL and its Chief Executive Officer, President of the Middle East at the time of the facts, have been placed under formal investigation, following a judicial inquiry initiated in France in 2006.

At this point, the Company considers that the resolution of these cases is not expected to have a significant impact on the Group’s financial situation or consequences on its future planned operations.

LIBYA

In June 2011, the United States Securities and Exchange Commission (SEC) issued to certain oil companies — including, among others, TOTAL — a formal request for information related to their operations in Libya. TOTAL is cooperating with this non public investigation.

OIL-FOR-FOOD PROGRAM

Several countries have launched investigations concerning possible violations related to the United Nations (UN) Oil-for-Food program in Iraq.

Pursuant to a French criminal investigation, certain current or former Group employees were placed under formal criminal investigation for possible charges as accessories to the misappropriation of corporate assets and as accessories to the corruption of foreign public agents. The Chairman and Chief Executive Officer of the Company, formerly President of the Group’s Exploration & Production division, was also placed under formal investigation in October 2006. In 2007, the criminal investigation was closed and the case was transferred to the Prosecutor’s office. In 2009, the Prosecutor’s office recommended to the investigating magistrate that the case against the Group’s current and former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued.

In early 2010, despite the recommendation of the Prosecutor’s office, a new investigating magistrate, having taken over the case, decided to indict TOTAL S.A. on bribery charges as well as complicity and influence peddling. The indictment was brought eight years after the beginning of the investigation without any new evidence being introduced.

In October 2010, the Prosecutor’s office recommended to the investigating magistrate that the case against

TOTAL S.A., the Group’s current and former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued. However, by ordinance notified in early August 2011, the investigating magistrate on the matter decided to send the case to trial. The hearings began in late January 2013 and are expected to end in late February 2013.

The Company believes that its activities related to the Oil-for-Food program have been in compliance with this program, as organized by the UN in 1996.

The Volcker report released by the independent investigating committee set up by the UN had discarded any bribery grievance within the framework of the Oil-For-Food program with respect to TOTAL.

ITALY

As part of an investigation led by the Prosecutor of the Republic of the Potenza Court, Total Italia and certain Group’s employees are the subject of an investigation related to certain calls for tenders that Total Italia made for the preparation and development of an oil field. On February 16, 2009, as a preliminary measure before the proceedings go before the Court, the preliminary investigation judge of Potenza served notice to Total Italia of a decision that would suspend the concession for this field for one year. Total Italia has appealed the decision by the preliminary investigation judge before the Court of Appeal of Potenza. In a decision dated April 8, 2009, the Court reversed the suspension of the concession and appointed for one year, i.e. until February 16, 2010, a judicial administrator to supervise the operations related to the development of the concession, allowing the Tempa Rossa project to continue.

The criminal investigation was closed in the first half of 2010. In May 2012, the Judge of the preliminary hearing decided to dismiss the charges for some of the Group’s employees and refer the case for trial for a reduced number of charges. The trial started on September 26, 2012

In 2010, Total Italia’s exploration and production operations were transferred to Total E&P Italia and refining and marketing operations were merged with those of Erg Petroli.

RIVUNION

On July 9, 2012, the Swiss Tribunal Fédéral (Switzerland’s Supreme Court) rendered its decision against Rivunion, a wholly-owned subsidiary of Elf Aquitaine, confirming a tax reassessment in the amount of CHF 171 million (excluding interest for late payment, yet to be calculated by the competent authorities). According to the Tribunal, Rivunion was held liable as tax collector of withholding taxes owed by the beneficiaries of taxable services. Rivunion, in liquidation since March 12, 2002, unable to recover the amounts corresponding to the withholding taxes in restitution from said beneficiaries in order to meet its fiscal obligations, has been subject to insolvency proceedings since November 1, 2012.

ELGIN

Following a gas leak starting on March 25, 2012, on the G4 well from the well-platform of the Elgin field in the North Sea (United Kingdom), the production from the Elgin, Franklin and West Franklin fields was stopped and the site’s personnel was evacuated. No injuries to personnel occurred and the environmental impact was very limited.

TOTAL E&P UK Ltd immediately launched its emergency response plan and mobilized crisis management teams. The Group also mobilized international well control experts.

As from April 6, 2012, teams comprised of TOTAL experts and specialists engaged by the Group conducted numerous missions to the Elgin platform in order to prepare and implement the intervention plans for controlling the leak.

On May 21, 2012, TOTAL E&P UK Ltd confirmed, following five days of close monitoring, the success of the intervention conducted on May 15, 2012 to stop the gas leak of the G4 well. Injecting heavy mud into the G4 well allowed the regaining of control over the well. Five cement plugs were placed in the well between June and October 2012.

The works continue for a restart of the production of Elgin, Franklin and West Franklin in the first quarter of 2013. The investigations of the British authorities and TOTAL to understand the reasons for the accident and draw the proper lessons from them are in progress.

The loss of production from these three fields (Group share) is approximately 39 kboe/d in 2012, equivalent to less than 2% of the Group’s production.

The cost of actions taken to resolve the situation on the well G4 are mostly covered by insurance guarantees in place.

The wells that will not be restarted were totally written-off in 2012 and the provisions to hedge the costs of abandonments of these wells were updated.

These elements represent a charge of €256 million ($329 million) on the net operating income of the group as of December 31, 2012.

TOTAL E&P UK Ltd is the operator of the Elgin, Franklin and West Franklin fields and the Group holds an interest of 46.17% since the end of 2011 via the Elgin Franklin Oil & Gas (EFOG) company.

NIGERIA (OML 58)

On April 3, 2012, TOTAL E&P Nigeria Ltd (TEPNG), a subsidiary of the Group, was informed about water and gas resurgence points observed in an uninhabited area close to its onshore gas production facilities on the OML 58 license. This event was the consequence of a technical incident that occurred March 20, 2012 on the Ibewa gas production site: a gas producing well (IBW16) was intersected during the drilling operations of a new well (OB127b), which resulted in gas flowing from the production well into intermediate geological layers. The Obite treatment gas plant was stopped and the other wells shut down and secured.

In close collaboration with representatives of the local communities and the Nigerian authorities, all necessary means to ensure the protection of nearby communities and personnel and to limit the impact on the environment have been immediately mobilized. Very important technical means, as well as experts of the Group and specialized companies have also been mobilized on site to regain control of the well and stop the flow of gas.

On May 18, 2012, TEPNG confirmed the success of the intervention conducted on the Ibewa 16 well to stop the gas leak. Cement plugs have been set to ensure the isolation of the reservoir. The activity of the gas resurgences decreased in intensity immediately after this intervention, and stopped within a few days. TOTAL teams are still maintaining a regular monitoring of the water and air quality. A comprehensive review of the environmental impact is underway in liaison with the authorities.

The Obite gas treatment plant was restarted, with the exception of wells damaged by the incident, and gas production from the site was resumed, finding a level close to the pre-incident levels up until the October 7, 2012.

The actions taken to solve the situation on OML 58 led to a charge of €25 million ($32 million) in the net operating income of the group at 31 December, 2012.

Severe flooding which has affected a large part of the Nigeria during the third term of the year have also affected the operations of TOTAL E&P Nigeria Ltd. OML58 production facilities were shut-down from October 7 to November 11, 2012. Gas production was compensated from other fields (offshore). Total E&P Nigeria Ltd has mobilized important logistic means during this period in order to assist local communities.

The total impact of the loss of production generated by the above incidents (Group share) is approximately 13 kboe/d in 2012.

TOTAL E&P Nigeria Ltd operates the OML 58 license as part of the joint venture between TOTAL and the Nigerian National Petroleum Corporation, and holds a 40% stake in this permit.

YEMEN

The Yemen LNG company (39.62%) underwent since March 30, 2012 eight acts of sabotage on the 38 inch gas pipeline that links block 18 to the Balhaf facility on the Gulf of Aden, resulting in production losses of almost 24% compared to the budget. These acts of sabotage have led to short-term production stops of LNG. Prompt repairs permitted to limit the number of shipments cancelled accordingly. Safety and monitoring measures were strengthened along the gas pipeline and around the LNG plant.

33)	OTHER INFORMATION

Research and development costs incurred by the Group in 2012 amounted to €805 million (€776 million in 2011 and €715 million in 2010), corresponding to 0.4% of the sales.

The staff dedicated in 2012 to these research and development activities are estimated at 4,110 people (3,946 in 2011 and 4,087 in 2010).

34)	CHANGES IN PROGRESS IN THE GROUP STRUCTURE

•	Upstream

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TOTAL announced in July 2012 that it has acquired an additional 6% interest in the Ichthys liquefied natural gas (LNG) project from its partner INPEX. TOTAL’s overall equity stake in the Ichthys LNG project will increase from 24% to 30%. The transaction remains subject to approval by the relevant authorities.

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TOTAL announced in August 2012 the signature of an agreement with INPEX concerning the sale of a 9.99% indirect interest in offshore Angola Block 14. This transaction remains subject to agreement by the relevant authorities.

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TOTAL announced in February 2013 that it had entered into exclusive negotiations with a consortium comprising Snam, EDF and GIC (Government of Singapore Investment Corporation), having received a firm offer to acquire 100% of the outstanding shares of Transport et Infrastructures Gaz France (TIGF). In October TOTAL had announced to the representatives of the staff of TIGF the search for a potential buyer capable of assuring the development of TIGF. At December 31, 2012 the assets and liabilities of the company have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of €1,430 million and “liabilities directly associated with assets classified as held for sale” for an amount of €880 million. The assets and liabilities concerned mainly include tangible assets for an amount of €1,245 million and non-current financial debt for an amount of €793 million.

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TOTAL has put up for sale its interest in the Upstream in Trinidad & Tobago. At December 31, 2012 the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of €249 million and “liabilities directly associated with assets classified as held for sale” for an amount of €99 million. The assets concerned mainly include tangible assets for an amount of €228 million.

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TOTAL announced in November 2012 the finalization of an agreement for the sale in Nigeria of its 20% interest in block OML 138 to a subsidiary of China Petrochemical Corporation (Sinopec). This transaction remains subject to the approval by the relevant authorities. At December 31, 2012 the assets and liabilities have been respectively classified in the consolidated in “assets classified as held for sale” for an amount of €1,653 million and “liabilities directly associated with assets classified as held for sale” for an amount of €502 million.

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TOTAL is engaged in a process to sell its 25% interest in the Tempa Rossa field in Italy. At December 31, 2012 the assets have been classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of €465 million. The assets concerned include intangible assets for an amount of €249 million and tangible assets for an amount of €216 million.

•	Refining & Chemicals

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TOTAL announced in February 2013 that it had received a firm offer from the Borealis Group for its fertilizing businesses in Europe. This offer will now be presented to the employee representatives concerned, as part of the information and consultation procedures.

35)	CONSOLIDATION SCOPE

As of December 31, 2012, 883 entities are consolidated of which 803 are fully consolidated, and 80 are accounted for under the equity method (identified with the letter E). This simplified organizational chart shows the main consolidated entities. For each of them, the Group interest is mentioned between brackets. This chart of legal detentions is not exhaustive and does not reflect neither the operational structure nor the relative economic size of the Group entities and the business segments.

The business segments are identified with the following colors:
Upstream
Marketing & Services
Refining & Chemicals
Holding

Treasury shares & TOTAL shares owned by Group subsidiaries : 4.4%
TOTAL S.A.
100%
Elf Aquitaine (100%)
100%
Elf Exploration Production (100%)
16.1%
24.4%
59.6%
38.2%
8.2%
1.3%
63.2%
78.8%
26.8%
TOTAL subsidiaries 100%
TOTAL E & P Kazakhstan (100%)
TOTAL E & P Hurmanni (100%)
TOTAL E & P Nigeria SAS (100%)
Total Upstream Nigeria Ltd (100%)
TOTAL Coal South Africa Ltd (100%)
CDF Energie (100%)
TOTAL Venezuela (100%)
Petrocedeño (30.3%) E
TOTAL E & P USA, Inc. (100%)
TOTAL E & P Chine (100%)
TOTAL E & P Malaysia (100%)
TOTAL E & P Australia (100%)
TOTAL GLNG Australia (100%)
TOTAL E & P Maroc (100%)
TOTAL E & P Mauritanie (100%)
TOTAL E & P Iraq (100%)
TOTAL E & P Côte d'Ivoire (100%)
TOTAL E & P Guyane Française (100%)
TOTAL E&P Golfe Holdings Ltd (100%)
TOTAL E&P Golfe Ltd (100%)
Qatar Liquefied Gas Co. Ltd II (Train B) (16.7%) E
TOTAL Gaz & Energies Nouvelles Holding (100%)
Geosel (50.1%) E
Gaz Transport et Technigaz (30%) E
TOTAL Energie Solaire Concentrée (100%)
TOTAL Abengoa Solar Emirates Investment Company (50%) E
TOTAL E & P Holding Ichthys (100%)
Ichthys LNG Ltd (24%) E
TOTAL (China) Investments (100%)
TOTAL Refining Saudi Arabia SAS (100%)
Saudi Aramco Total Refining & Petrochemical Company (37.5%) E
Chartering & Shipping Services S.A. (100%)
Atlantic Trading & Marketing (100%)
Total Trading Canada Limited (100%)
Cray Valley S.A. (100%)
Total Raffinage Chimie (100%)
Hutchinson S.A. (100%)
Total Petrochemicals Iberica (100%)
Total Raffinage France (100%)
Total Petrochemicals & Refining (100%)
TOTAL Oil Asia-Pacific Pte Ltd (100%)
Omnium Reinsurance Company SA (100%)
TOTAL Gestion USA (100%)
TOTAL Holdings USA, Inc. (100%)
TOTAL Delaware Inc (100%)
TOTAL Petrochemicals & Refining USA (100%)
TOTAL Gas & Power North America (100%)
Hutchinson Corporation (100%)
TOTAL Capital (100%)
TOTAL Capital International (100%)
TOTAL Treasury (100%)
TOTAL Finance (100%)
TOTAL Finance Exploitation (100%)
TOTAL Capital Canada Ltd (100%)
TOTAL RAFFINAGE MARKETING (100%)
AS24 (100%)
Totalgaz SNC (100%)
TOTAL Lubrifiants S.A. (100%)
TOTAL Fluides (100%)
Urbaine des Pétroles (100%)
TOTAL (Philippines) Corp. (100%)
TOTAL Belgium (100%)
Air Total International (100%)
TOTAL Nederland N.V. (100%)
S.A. de la Raffinerie des Antilles (50.0%) E
TOTAL Outre-Mer (100%)
TOTAL Petroleum Puerto Rico Corp (100%)
TOTAL E & P HOLDINGS (100%)
TOTAL E & P Russie (100%)
TOTAL E & P Yamal (100%)
Yamal LNG (32.3%) E
TOTAL E & P Arctic Russia (100%)
Novatek (15.2%) E
TOTAL (BTC) Ltd (100%)
TOTAL E & P Nigeria Ltd. (100%)
TOTAL E & P Algérie (100%)
TOTAL E & P Angola (100%)
TOTAL E&P Libya (100%)
TOTAL Abu Al Bu Khoosh (100%)
TOTAL South Pars (100%)
Elf Petroleum Iran (100%)
TOTAL E & P Oman (100%)
TOTAL Qatar Oil & Gas (100%)
TOTAL E & P Qatar (100%)
TOTAL E & P Syrie (100%)
TOTAL E & P Yémen (100%)
TOTAL E & P Indonésie (100%)
TOTAL E & P Myanmar (100%)
TOTAL Profils Pétroliers (100%)
TOTAL E & P Thailand (100%)
TOTAL Austral (100%)
TOTAL E & P Canada Ltd (100%)
TOTAL E & P Bolivie (100%)
TOTAL LNG Angola Ltd (100%)
Angola LNG Ltd (13.6%) E
Brass Holdings Company Ltd (100%)
Brass LNG Ltd (17.5%) E
Qatar Liquefied Gas Company Ltd (16.7%) E
TOTAL Yemen LNG Company Ltd (100%)
Yemen LNG (39.6%) E
TOTAL Holding Dolphin Amont Ltd (100%)
TOTAL E&P Dolphin Upstream Ltd (100%)
TOTAL Dolphin Midstream Ltd (100%)
Dolphin Energy Ltd (24.5%) E
TOTAL E&P Well Response (100%)
TOTAL / Total E&P Holdings other common subsidiaries
Total Trading and Marketing Canada LP (100%)
TOTAL HOLDINGS EUROPE (100%)
TOTAL Holdings UK Ltd (100%)
TOTAL Upstream UK Ltd (100%)
TOTAL Midstream UK Ltd (100%)
Total Gas and Power Ltd (100%)
Total Gas and Power Chartering Ltd (100%)
Elf Petroleum UK Ltd (100%)
South Hook LNG Terminal Company Ltd (8.4%) E
TOTAL UK Ltd (100%)
Samsung Total Petrochemicals (50%) E
TOTAL E & P Norge AS (100%)
TOTAL E & P Italia Spa (100%)
TOTAL Holdings Nederland B.V. (100%)
TOTAL E & P Nederland B.V. (100%)
TOTAL E & P Azerbaijan B.V. (100%)
TOTAL E & P Bornéo B.V. (100%)
TOTAL Oil & Gas Venezuela B.V. (100%)
TOTAL Shtokman B.V. (100%)
Shtokman Development A.G. (25%) E
TOTAL Termokarstovoye B.V. (100%)
Terneftegaz J.S.C. (49%) E
TOTAL E & P Absheron B.V. (100%)
TOTAL E & P Kenya B.V. (100%)
TOTAL E & P Bulgaria B.V. (100%)
TOTAL E & P Kurdistan Region of Iraq B.V. (100%)
TOTAL E & P Uruguay B.V. (100%)
TOTAL E & P Uganda B.V. (100%)
TOTALErg (49%) E
TOTAL Mineraloel und Chemie GmbH (100%)
TOTAL Deutschland GmbH (100%)
TOTAL Raffinerie Mitteldeutschland (100%)
Atotech BV (100%)
Elf Aquitaine subsidiaries 100%
TOTAL E & P France (100%)
TOTAL E & P Congo (100%)
TOTAL E & P Do Brazil (100%)
TOTAL Participations Pétrolières Gabon (100%)
TOTAL Gaz & Electricité Holdings France (100%)
TOTAL LNG Nigeria Ltd (100%)
NLNG (15%) E
Transport Infrastructures Gaz de France (100%)
TOTAL Energie Gaz (100%)
Hazira LNG Private Ltd (26%) E
TOTAL Gas and Power U.S.A. (100%)
SunPower (66.9%)
Amyris (18.5%) E
TOTSA Total Oil Trading S.A. (100%)
Sofax Banque (100%)
Sovap SAS (100%)
Elf Aquitaine Fertilisants (100%)
Grande Paroisse S.A. (100%)
G.P.N. S.A. (100%)
Elf Aquitaine other subsidiaries
TOTAL Gabon (58.3%)
Rosier (56.9%)
TOTAL / Elf Aquitaine other common subsidiaries
TOTAL Nigeria (61.7%)
TOTAL Tunisie (100%)
TOTAL Kenya (93.96%)
TOTAL Sénégal (86.7%)
TOTAL South Africa (50.1%)
TOTAL Maroc (100%)
TOTAL Marketing Middle East FZE (100%)
TOTAL Petrochemicals France (100%)
Qatar Petrochemical Company Ltd (20%) E
Qatofin Company Ltd (49.1%) E
Bostik Holding S.A. (100%)
Bostik S.A. (100%)
TOTAL other subsidiaries
Zeeland Refinery N.V. (55.0%)
Total Tractebel Emirates Power Co (50%) E